    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 2, 1998
                                                           REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                   ------------------------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                   ------------------------------------------
                                   ECOLAB INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


          DELAWARE                       2840                   41-023151040
(STATE OR OTHER JURISDICTION  (PRIMARY STANDARD INDUSTRIAL    (I.R.S. EMPLOYER
     OF INCORPORATION OR       CLASSIFICATION CODE NUMBER)   IDENTIFICATION NO.)
        ORGANIZATION)

                                    ECOLAB CENTER
                                370 N. WABASHA STREET
                              ST. PAUL, MINNESOTA 55102
                                    (612) 293-2233
                           ------------------------------
                              KENNETH A. IVERSON, ESQ.
                            VICE PRESIDENT AND SECRETARY
                                    ECOLAB CENTER
                                370 N. WABASHA STREET
                              ST. PAUL, MINNESOTA 55102
                                    (612) 293-2233
                           ------------------------------

         PETER C. KRUPP, ESQ.        COPIES TO:       LORNE W. MCDOUGALL, ESQ.
SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)           EDWARDS & ANGELL
    333 WEST WACKER DRIVE, SUITE 2100                    101 FEDERAL STREET
         CHICAGO, ILLINOIS 60606                     BOSTON, MASSACHUSETTS 02110
                -----------------------------------------------------

      APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective and all other conditions to the merger described in the enclosed Proxy Statement/Prospectus have been satisfied or waived.

      If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: / /

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the offering: / /
                -----------------------------------------------------
                         CALCULATION OF REGISTRATION FEE


-----------------------------  ---------------------  ------------------  ----------------------  -------------------
          TITLE OF EACH                                PROPOSED MAXIMUM      PROPOSED MAXIMUM
       CLASS OF SECURITIES             AMOUNT           OFFERING PRICE          AGGREGATE             AMOUNT OF
        TO BE REGISTERED        TO BE REGISTERED (1)     PER UNIT (2)       OFFERING PRICE (2)     REGISTRATION FEE
-----------------------------  ---------------------  ------------------  ----------------------  -------------------
Common Stock,
 par value $1.00
 per share(3)................        1,000,000              $5.21               $5,212,013              $1,538
=============================  =====================  ==================  ======================  ===================

(1) The number of shares of Ecolab Common Stock being registered has been determined on the basis of the maximum number of shares which may be issued in accordance with the terms of the Merger Agreement.

(2) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(f)(2) under the Securities Act of 1933, as amended (the "Securities Act"), based on the book value of the outstanding shares of GCS Common Stock (which are not publicly traded) as of December 31, 1997.

(3) Each share of Ecolab Common Stock includes one-half share of associated preferred stock purchase right.

                -----------------------------------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.
================================================================================

                                GCS SERVICE, INC.
                               100 MILL PLAIN ROAD
                           DANBURY, CONNECTICUT 06811

           NOTICE OF SPECIAL MEETING OF GCS SERVICE, INC. STOCKHOLDERS
                                JUNE ___, 1998



TO THE STOCKHOLDERS OF GCS SERVICE, INC.:

       NOTICE IS HEREBY GIVEN of a special meeting of stockholders (including any adjournment or postponement thereof, the "Special Meeting") of GCS Service, Inc., a Delaware corporation ("GCS" or, the "Company") to be held at the principal offices of GCS at 100 Mill Plain Road, Danbury, Connecticut 06811, on June ___, 1998, at ____, local time. The purpose of the Special Meeting is to consider and vote upon the following matters:

(1) A proposal to adopt an Agreement and Plan of Merger, dated as of May 12, 1998 (the "Merger Agreement") (as such agreement may be amended, supplemented or otherwise modified from time to time) among Ecolab Inc., GCS Acquisition Corporation, GCS and Wesley B. Tyler and the transactions contemplated thereby, including the appointment by GCS of Wesley B. Tyler as the Stockholder Representative (as defined in the Merger Agreement). GCS Acquisition Corporation ("Merger Sub") is a wholly-owned subsidiary of Ecolab that was formed solely to implement the merger of Merger Sub into GCS (the "Merger"). If the Agreement and Plan of Merger is adopted by stockholders and the other conditions to the merger are satisfied or waived, each outstanding share of GCS common stock (other than shares held by stockholders of GCS who have properly exercised their dissenters' rights under Delaware law) will be cancelled and converted into the right to receive a number of shares of common stock of Ecolab, including associated preferred stock purchase rights (the "Ecolab
       Common Stock"), as described in the attached proxy statement/prospectus (the "Proxy Statement/Prospectus"); and

(2) To transact such other business as may properly come before the Special Meeting or any postponement or adjournment thereof.

       Any stockholder who does not wish to accept the merger consideration of Ecolab Common Stock (the "Merger Consideration") and who properly demands appraisal under Delaware law will have the right to have the fair value of his or her shares determined by the Delaware Chancery Court. This appraisal right is subject to a number of restrictions and technical requirements described in the attached proxy statement.

       The Board of Directors of GCS has fixed the close of business on June __, 1998, as the record date (the "Record Date") for determination of the stockholders entitled to receive notice of, and to vote at, the Special Meeting. The Special Meeting may be postponed or adjourned from time to time without any notice other than by announcement at the Special Meeting.

       The affirmative vote of the holders of a majority of the shares of GCS Common Stock outstanding on the Record Date is required to approve the above proposal. Stockholders may vote in person or by proxy. The proxy statement, which explains the merger in detail and the accompanying proxy card are attached to this notice. Holders of record of common stock at the close of business on June __, 1998 will be entitled to vote at the meeting or any adjournment thereof with respect to all matters described above. PLEASE SIGN, DATE AND MAIL THE ENCLOSED PROXY (WHICH IS SOLICITED BY THE BOARD OF DIRECTORS) PROMPTLY USING THE ENCLOSED ENVELOPE.

June ___, 1998                          By Order of the Board of Directors


                                       Wesley B. Tyler
                                       President

                                TABLE OF CONTENTS

                                                                      PAGE


QUESTIONS AND ANSWERS ABOUT
       THE MERGER........................................................1

WHO CAN HELP ANSWER YOUR QUESTIONS.......................................3

SUMMARY..................................................................4
       THE SPECIAL MEETING...............................................4
       THE PARTIES TO THE MERGER.........................................4
       SPECIAL FACTORS...................................................4
       THE MERGER........................................................5

MARKET PRICE DATA AND DIVIDENDS..........................................7

SELECTED HISTORICAL FINANCIAL DATA OF ECOLAB.............................8

SELECTED HISTORICAL FINANCIAL DATA OF GCS................................9

THE SPECIAL MEETING.....................................................10
       General..........................................................10
       Date, Place and Time.............................................10
       Matters to Be Considered at the Meeting..........................10
       Record Date; Vote Required.......................................10
       Other Matters....................................................11

THE COMPANIES...........................................................11

THE MERGER..............................................................11
       General..........................................................11
       Background of the Merger.........................................12
       Approval by the Ecolab Board and Ecolab's Reasons for the Merger.13
       Approval by the GCS Board and GCS' Reasons for the Merger........13
       Fairness Opinion.................................................13
       GCS Stockholder Approval.........................................14
       Ecolab Stockholder Approval......................................14
       The Merger.......................................................14
       Closing; Effective Time..........................................15
       Conversion of Shares; Fractional Shares..........................15
       Accounting Treatment.............................................15
       Exchange of Certificates.........................................15
       Certain Representations and Warranties...........................15
       Conduct of Business Pending the Merger...........................16
       Conditions to the Merger.........................................16
       Termination......................................................17
       Treatment of GCS Options.........................................17
       Indemnification Obligations......................................17
       Interests of Certain Persons in the Merger.......................17
       Directors and Officers...........................................18
       Charter and Bylaws...............................................18
       Dissenters' Rights...............................................18

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER...................20

                                                                      PAGE

DESCRIPTION OF ECOLAB CAPITAL STOCK.....................................21
       Ecolab Common Stock..............................................22
       Ecolab Preferred Stock...........................................22

DESCRIPTION OF GCS CAPITAL STOCK........................................22

COMPARISON OF STOCKHOLDER RIGHTS........................................22
       Authorized Capital Stock.........................................23
       Share Purchase Rights............................................23
       Voting Rights; Preemptive Rights; Cumulative Voting;
        Special Voting Provisions.......................................25
       Board of Directors...............................................26
       Removal of Directors.............................................26
       Newly-created Directorships and Vacancies........................26
       Nomination of Directors..........................................26
       Stockholder Proposals............................................27
       Special Meetings of the Stockholders.............................27
       Stockholder Action by Written Consent............................27
       Limitation on Director's Liability...............................27
       Indemnification..................................................27

DESCRIPTION OF GCS......................................................28
       General..........................................................28
       Business.........................................................28
       Customers and Competition........................................29
       Employees........................................................29
       Properties.......................................................29
       Legal Proceedings................................................30

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
       AND RESULTS OF OPERATIONS........................................30

GCS SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
 AND MANAGEMENT.........................................................33

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS.......................34

INDEPENDENT PUBLIC ACCOUNTANTS..........................................34

WHERE YOU CAN FIND MORE INFORMATION.....................................35

LEGAL MATTERS...........................................................35

INDEX TO FINANCIAL STATEMENTS........................................F - 1

                                   ECOLAB INC.
                                   PROSPECTUS

                                GCS SERVICE, INC.
                                 PROXY STATEMENT


                         SPECIAL MEETING OF STOCKHOLDERS
                              TO BE HELD ON , 1998


                           QUESTIONS AND ANSWERS ABOUT
                                   THE MERGER

Q:       WHAT WILL I RECEIVE IN THE MERGER?

A: As a GCS stockholder, you will receive a certain number of shares of Ecolab Common Stock in exchange for each of your GCS shares. The exact number of shares you will receive for each GCS share will be computed using a somewhat complicated formula that is explained in more detail in this Proxy Statement/Prospectus.

         In essence, the formula starts with Ecolab's estimate of a purchase price for GCS of approximately $26 million. Next, we will either add to or subtract from the $26 million any amount by which the net worth of GCS, as of the closing date of the Merger, is greater than or less than $5.8 million. We will then divide that number by the average closing price of Ecolab Common Stock on the New York Stock Exchange during the twenty day period ending four days prior to closing.

         That gives the total number of shares to be issued to GCS stockholders. By dividing that number by the total number of shares of GCS, we determine how many shares of Ecolab Common Stock you will receive for each share of GCS common stock (the "GCS Common Stock") you own.

         The number of shares you may receive is subject to further adjustment after closing based upon any changes in the net worth of GCS in the final closing-day balance sheet (to be prepared within 60 days after the closing) from the net worth in the estimated closing-day balance sheet. If the final net worth is greater or lesser than the estimated net worth, you will receive additional shares of Ecolab or will be required to return shares of Ecolab already received.

         Of the shares of Ecolab Common Stock at least received by you in the Merger, 10% will be held in escrow for a period of at least two years after the closing. These shares will be used to satisfy any downward adjustment in the number of shares you receive as described in the preceding paragraph.

         We will not issue fractional shares of Ecolab Com mon Stock. Instead, you will receive a whole share of Ecolab Common Stock for any fractional share you own.

Q:       CAN YOU GIVE ME AN EXAMPLE OF HOW YOU WILL
         CALCULATE THE NUMBER OF ECOLAB SHARES I WILL
         RECEIVE?

A: The following is a hypothetical example of how the formula would be used to determine the number of shares that will be issued in the Merger. If we as sume:

              - The average share price of Ecolab Common Stock during the relevant period is $31.00 (which was the approximate trading price on May 27, 1998).

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE ECOLAB COMMON STOCK TO BE ISSUED IN THE MERGER OR DETERMINED IF THIS PROXY STATEMENT /PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROXY STATEMENT/PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

              -   The number of shares of GCS Common
                  Stock outstanding on the closing date is 161,143.

              -   The estimated net worth of GCS is $6,000,000.

                      Again, we start with an estimated purchase price for GCS
              of $26,363,671. Because in our example the estimated net worth of GCS is $200,000 higher than the $5,800,000 benchmark in the Merger Agreement, the estimated purchase price for use in the formula is increased by $200,000 to $26,563,671. This number is then divided by the average closing price of Ecolab stock of $31.00. The resulting ratio would be 5.32 shares of Ecolab for each share of GCS. The number of shares you may receive is subject to further adjustment after closing based upon any changes in the net worth of GCS in the final closing-day balance sheet (to be prepared within 60 days after the closing) from the net worth in the estimated closing-day balance sheet. If the final net worth is greater or lesser than the estimated net worth, you will receive additional shares of Ecolab or will be required to return (from escrow) shares of Ecolab already received.


Q:       WHEN WILL YOU DETERMINE THE EXACT EXCHANGE
         RATIO?

A: The exchange ratio shall be determined immediately following the twenty day period ending four days prior to the closing of the Merger.

         After stockholder approval, GCS does not have a right to call off the Merger if the Ecolab stock price goes up or down. GCS believes, however, that the formula protects the value that Ecolab will pay, because it values the stock based on a twenty day average of the trading prices close to the time of the Merger. This means that, if the average Ecolab stock price goes down, Ecolab will have to issue more shares to pay the purchase price. If the average Ecolab stock price goes up, Ecolab will issue fewer shares to pay the same purchase price.

Q:       WHEN, AND UNDER WHAT CIRCUMSTANCES, DO I
         RECEIVE THE SHARES HELD IN ESCROW?

A: 10% of the aggregate merger consideration will be held in the escrow for at least two years. It will be held not only for purchase price adjustments (as discussed above) but also for indemnification claims. If certain representations and warranties made by GCS in the Merger Agreement are later shown to have been untrue when they were made and, be cause of this, Ecolab or GCS suffers a loss, then an amount of the Ecolab shares in the escrow equiva lent to the amount of the loss will be returned to Ecolab as reimbursement. There are certain restric tions on the timing and the amount of Ecolab shares that would be returned including certain threshold amounts of losses which must be incurred before the escrow is used. For further details of the indemnification provisions, see page 17.

Q:       WHY IS THE BOARD OF GCS RECOMMENDING THAT I
         VOTE FOR THE MERGER AGREEMENT?

A: In the opinion of your Board, relying in part upon a fairness opinion from an independent financial advisor, the Merger is in the best interests of GCS and the merger consideration is fair to the stock holders of GCS from a financial point of view. Based upon these considerations, your board recommends that you vote FOR the Merger. To review the background and reasons for the Merger in greater detail, see page 12.

Q:       WHAT DO I NEED TO DO NOW?

A: Please mail your signed proxy card in the enclosed return envelope as soon as possible, so that your shares may be represented at the Special Meeting.

Q:       SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. After the Merger is completed, we will send you written instructions for exchanging your share certificates.

Q:       CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY
         SIGNED PROXY CARD?

A: Yes. Just send in a later dated, signed proxy card before the Special Meeting or attend the meeting and vote.

Q:       WHEN DO YOU EXPECT THE MERGER TO BE COM
         PLETED?

A: We are working towards completing the Merger as quickly as possible. We expect to complete the Merger by ________________ 1998.

Q:       WHAT ARE THE TAX CONSEQUENCES OF THE MERGER?

A: The Merger is intended to qualify as a reorganiza tion within the meaning of Section 368(a) of the tax code, so that, for Federal income tax purposes, the Merger will not result in gain or loss by Ecolab, GCS or, except to the extent you receive cash pursuant to the Merger, stockholders of GCS. To review the tax consequences to stockholders in greater detail, see page 20.


Q:       WILL I HAVE APPRAISAL RIGHTS?

A:       GCS is organized under Delaware law.  Under
         Delaware law, you are entitled to seek appraisal and payment of the fair value of your GCS shares. In order to do so, you must file a written objection to the Merger prior to the Special Meeting, not vote in favor of the Merger and meet other legal require ments. The requirements for seeking appraisal are summarized in the Proxy Statement/Prospectus
         (page 18) and the Delaware law that governs appraisal rights is attached as Annex II. If you wish to seek an appraisal of your shares, you should read and follow those provisions carefully. You should be aware that an appraisal may result in a price for your shares that has more value or less value than the Ecolab shares being issued in the Merger.

Q:       WHAT OTHER MATTERS WILL BE VOTED ON AT THE
         SPECIAL MEETING?

A: We do not expect to ask you to vote on any other matters at the Special Meeting.


                       WHO CAN HELP ANSWER YOUR QUESTIONS

If you have more questions about the Merger or would like additional copies of this Proxy Statement/Prospectus you should contact: Secretary, GCS Services, Inc., 100 Mill Plain Road, Danbury, Connecticut 06811 (telephone: (203) 792-4599).

                                     SUMMARY

              THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS DOCUMENT. THIS SUMMARY MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. TO UNDERSTAND THE MERGER FULLY AND FOR A MORE COMPLETE DESCRIPTION OF THE LEGAL TERMS OF THE MERGER, YOU SHOULD READ CAREFULLY THIS ENTIRE DOCUMENT AND THE OTHER DOCUMENTS TO WHICH WE HAVE REFERRED YOU. SEE "WHERE YOU CAN FIND MORE INFORMATION" ON PAGE 35 OF THIS PROXY STATEMENT/PROSPECTUS. THE ACTUAL TERMS OF THE MERGER ARE CONTAINED IN THE MERGER AGREEMENT. THE MERGER AGREEMENT IS INCLUDED IN THIS PROXY STATEMENT/PROSPECTUS AS ANNEX I. THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS WITH RESPECT TO ECOLAB AND MERGER SUB HAS BEEN SUPPLIED BY ECOLAB, AND THE INFORMATION WITH RESPECT TO GCS HAS BEEN SUPPLIED BY GCS.

                               THE SPECIAL MEETING

         VOTING

         At the Special Meeting, the holders of GCS Com mon Stock will vote on a proposal to adopt the Merger Agreement. Each share is entitled to one vote. Delaware law requires that a majority of all outstanding GCS shares vote to approve the Merger, and Wesley B. Tyler, President of GCS, holds enough shares to assure that majority.

         The record date for determining who is entitled to vote at the Special Meeting has been set at June __, 1998. On the record date, there were ________ shares of GCS Common Stock outstanding and entitled to vote, held by approximately __ stockholders of record.

                            THE PARTIES TO THE MERGER

         ECOLAB INC. AND GCS ACQUISITION CORP. (MERGER
         SUB)

         Ecolab Inc., with headquarters in St. Paul, Minne sota, is engaged in the development and marketing of cleaning, sanitizing, pest elimination and mainte nance products, systems and services for the hospi tality, institutional and industrial markets. The principal executive offices of Ecolab are located at Ecolab Center, 370 North Wabasha Street, St. Paul, Minnesota 55102, and its telephone number is (612) 293-2233. Merger Sub is a direct, wholly-owned subsidiary of Ecolab, organized under the laws of Delaware solely for the purpose of merging with GCS. Merger Sub is not engaged in any business operations. The mailing address and telephone number for Merger Sub are the same as those for Ecolab.

         GCS SERVICE, INC.

         GCS, with headquarters in Danbury, Connecticut, is engaged in the business of providing parts and services for commercial food preparation equip ment. The principal executive offices of GCS are located at 100 Mill Plain Road, Danbury, Connecticut, 06811 and its telephone number is (203) 792- 4599.

                                 SPECIAL FACTORS

         PURPOSE, STRUCTURE AND EFFECTS OF THE MERGER
         (PAGE 11)

         Ecolab's purpose for the Merger is to further its growth strategies. Ecolab and GCS structured the transaction as a merger because a merger offers an advantageous tax structure. After the Merger, GCS will be a wholly-owned subsidiary of Ecolab.

         RECOMMENDATION OF THE GCS BOARD OF DIRECTORS
         (PAGE 13)

         GCS' Board of Directors has unanimously approved the Merger Agreement and recommends that you vote to adopt the Merger Agreement. The GCS Board of Directors believes that the Merger is in the best interests of GCS and its stockholders and that the Merger Consideration is fair to each stockholder from a financial point of view.

         FACTORS CONSIDERED BY THE GCS BOARD OF DIREC
         TORS (PAGE 13)

         In reaching its decision to recommend adoption of the Merger Agreement, the Board considered a number of factors. These include the following:

         - the attractiveness of the Merger Consideration in terms of value, liquidity and growth;

         - the structure of the Merger as a tax-free trans action; and

         - opportunities for enhanced efficiencies and growth of GCS' core business and development of new products and markets for GCS.

         FAIRNESS OPINION (PAGE 13)

         Carter Capital Corporation subsequently delivered to the GCS Board a written opinion that, as of May 11, 1998, the Merger Consideration was fair to the GCS stockholders from a financial point of view.

         INTERESTS OF GCS MANAGEMENT IN THE MERGER
         (PAGE 17)

         Certain GCS Board members and officers own GCS Common Stock and, to that extent, their interest in the Merger is the same as yours. How ever, some of the officers and directors of GCS have relationships, or interests in the Merger, that are different from your interests as a stockholder or that could present a conflict of interest. Some of these interests are set forth below. The Board was aware of these interests and considered them in recommending and approving the Merger.

         Wesley B. Tyler is a party to the Merger Agreement and has agreed to indemnify Ecolab, its directors, officers and affiliates against certain losses, claims or liabilities arising in connection with the Merger, above and beyond any indemnification obligations of other GCS stockholders. Further, Ecolab and Mr. Tyler have entered into an employment, bonus and non-competition agreement effective upon consummation of the Merger.


                                   THE MERGER

         THE MERGER CONSIDERATION

         If the conditions to the Merger that are described below are satisfied or waived, GCS stockholders will receive a certain number of shares of Ecolab Common Stock in exchange for each share of GCS Common Stock they own. The exact number of shares will be determined after the closing, based upon a formula as adjusted for post-closing final balance sheet adjustments. The formula is based upon an estimated purchase price of approximately $26 million and will be adjusted after the closing of the Merger based upon a required net worth of GCS of $5.8 million and the average share price of Ecolab stock for 20 consecutive trading days ending on the fourth day prior to the Merger.

         CONDITIONS TO THE MERGER (PAGE 16)

         The obligations of both GCS and Ecolab to com plete the Merger are subject to a number of condi tions. The most important of these mutual condi tions are:

         - receipt of the approval of the majority of the GCS stockholders entitled to vote at the Spe cial Meeting of GCS stockholders;

         - absence of legal restraints or prohibitions that prevent completion of the Merger; and

         - obtaining all governmental authorizations needed to complete the Merger (as of the date of this Proxy Statement/Prospectus all such authorizations have been obtained).

         Several additional conditions exist to the obligation of Ecolab to complete the Merger. The most important of these conditions are:

         -    GCS' compliance with the Merger Agreement;
              and

         - the truth of the representations and warranties made by GCS in the Merger Agreement.

         Additional conditions exist to the obligation of GCS to complete the Merger. The most important of these conditions are:

         - Ecolab's compliance with the Merger Agree ment; and

         - the truth of the representations and warranties made by Ecolab in the Merger Agreement.

         The mutual conditions cannot be waived. All other conditions can be waived by the party for whose benefit the condition operates.

         TERMINATION OF THE MERGER AGREEMENT
         (PAGE 17)

         Either GCS or Ecolab may terminate the Merger Agreement if:

         -    the Merger has not been completed by
              November 30, 1998;

         -    a law or final court order prohibits the Merger;
              or

         -    the other party fails to comply with the Merger
              Agreement.

         APPRAISAL RIGHTS (PAGE 18)

         Any stockholder who does not wish to accept the Merger Consideration has the right under Delaware law to have the "fair value" of his or her shares determined by the Delaware Chancery Court. This "right of appraisal" is subject to a number of restric tions and technical requirements. Generally, in order to exercise appraisal rights:

         -    you must not vote in favor of the Merger; and

         - you must make a written demand for appraisal before the vote on the Merger.

         Merely voting against the Merger will not protect your right of appraisal. Annex II contains the Delaware appraisal statute.

         FEDERAL INCOME TAX CONSEQUENCES (PAGE 20)

         Generally, you will not be subject to federal income tax as a result of any gain you realize pursuant to the Merger, except to the extent that you receive cash in the Merger.

         ACCOUNTING TREATMENT (PAGE 15)

         The Merger is expected to be accounted for as a purchase in accordance with generally accepted accounting principles.

         FORWARD-LOOKING STATEMENTS MAY PROVE TO BE
         INACCURATE (PAGE 34)

         Ecolab and GCS have made forward-looking statements in this Proxy Statement/Prospectus that are subject to risks and uncertainties. Forward- looking statements include the information con cerning possible or assumed future results of opera tions of GCS and Ecolab, as well as statements preceded by, followed by or that include the words "believes," "expects," "anticipates," or similar terms. Certain important factors, in addition to those discussed in other places in this Proxy State ment/Prospectus and in the documents which are incorporated by reference, could affect future results of GCS and Ecolab and could cause those results to differ materially from those expressed in our forward-looking statements. Such factors include, among others, the following:

         -    operating, legal and regulatory risks;

         - risks that anticipated cost savings from the combination of GCS and Ecolab will not be realized;

         - risks that costs from the integration of GCS with Ecolab will be greater than expected; and

         - economic, political and competitive forces affecting GCS' and Ecolab's businesses.

                         MARKET PRICE DATA AND DIVIDENDS

         Ecolab Common Stock is listed and traded on the New York Stock Exchange ("NYSE") and the Pacific Exchange ("PCX") under the symbol "ECL." The table below sets forth, for the quarters indicated, (i) the quarterly per share cash dividends paid to holders of Ecolab Common Stock and (ii) the high and low sales prices of Ecolab Common Stock as reported by the NYSE Consolidated Tape. The per share data have been adjusted for the Ecolab two-for-one stock split paid on January 15, 1998 in the form of a 100 percent stock dividend.


                                                                                          DIVIDENDS DECLARED
                                                       PRICE OF ECOLA                         PER ECOLAB
                                                        COMMON STOCK                         COMMON SHARE
                                                  ------------------------                ------------------
                                                     HIGH            LOW
                                                     ----            ---

    YEAR ENDED DECEMBER 31, 1996:
    First Quarter...........                      $  16.31       $  14.56                    $   0.070
    Second Quarter..........                         16.94          14.75                        0.070
    Third Quarter...........                         16.88          14.75                        0.070
    Fourth Quarter..........                         19.75          16.75                        0.080

    YEAR ENDING DECEMBER 31, 1997:
    First Quarter...........                         19.56          18.13                        0.080
    Second Quarter..........                         24.03          19.06                        0.080
    Third Quarter...........                         24.94          21.28                        0.080
    Fourth Quarter..........                         28.00          23.06                        0.095

    YEAR ENDED DECEMBER 31, 1998:
    First Quarter...........                         29.63          26.63                        0.095
    Second Quarter (through May 23, 1998)            33.00          28.19                        0.095


            The closing price of Ecolab Common Stock on May 15, 1998, the last full trading day prior to the public announcement of the Merger, was $31.88 per share, as reported by the NYSE Consolidated Tape. The closing price of Ecolab Common Stock on [May 29, 1998,] the most recent practicable date prior to the printing of this Proxy Statement/Prospectus, was [$30.88] per share, as reported by the NYSE Consolidated Tape.

            There is no established public trading market for GCS Common Stock. There are 35 holders of GCS Common Stock. All beneficial holders of greater than 5% of GCS Common Stock and directors and officers of GCS and their respective holdings of GCS Common Stock are presented in "GCS SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT." GCS has not paid any cash dividends in the past and, pursuant to the Merger Agreement, the parties have agreed that, prior to the Merger, GCS shall not declare or pay any dividends on or make other distributions in respect of any of its capital stock.

                  SELECTED HISTORICAL FINANCIAL DATA OF ECOLAB

    The following table presents selected historical financial data of Ecolab and its consolidated subsidiaries for the periods indicated. The historical financial data as of and for the five fiscal years ended December 31, 1997 were derived from Ecolab's audited consolidated financial statements. The historical financial data as of and for the three-month periods ended March 31, 1998 and March 31, 1997 were derived from Ecolab's unaudited consolidated financial statements. The data presented below should be read in conjunction with the consolidated financial statements, related notes and other financial information of Ecolab as of December 31, 1997 and for each of the years in the three-year period then ended, included or incorporated by reference in this Proxy Statement/Prospectus.


                                                                                                          FIRST QUARTER
                                                    YEAR ENDED DECEMBER 31,                              ENDED MARCH 31,
                                      --------------------------------------------------------         --------------------
                                                 (thousands, except per share)

                                       1997          1996       1995         1994         1993          1998          1997
                                      ------        ------     ------       ------       ------        ------        ------
Historical income statement data

     Net sales                     $1,640,352   $1,490,009   $1,340,881   $1,207,614   $1,102,396     $436,362     $373,760

     Operating income                 218,504      185,317      162,686      136,964      129,451       53,720       43,430

     Net income                       133,955      113,185       99,189       84,562       83,487       30,588       26,204

     Diluted net income per com-         1.00         0.85         0.73         0.62         0.61         0.23         0.20
     mon share

     Basic net income per common
     share                               1.03         0.88         0.75         0.63         0.62         0.24         0.20

     Dividends declared per com-       $0.335        $0.29      $0.2575      $0.2275      $0.1975       $0.095        $0.08
     mon share

     Diluted weighted average         133,822      132,817      134,956      137,306      137,421      133,934      133,520
     common shares outstanding

     Basic weighted average common
     shares outstanding               129,446      128,991      132,193      135,100      135,056      128,958      129,548

Historical balance sheet data

  Current assets                     $509,501     $435,507     $358,072     $401,179     $311,051     $488,930     $437,822

  Total assets                      1,416,299    1,208,409    1,060,880    1,020,356      891,730    1,387,712    1,179,771

  Current liabilities                 404,464      327,771      310,538      253,665      201,498      390,506      319,173

  Long-term debt (excluding cur-      259,384      148,683       89,402      105,393      131,861      248,047      148,403
  rent maturities)

  Shareholders' equity                551,701      519,963      456,658      461,808      391,807      545,400      511,555

  Book value per common share           $4.27        $4.01        $3.53        $3.41        $2.90        $4.24        $3.95


    Operating results for 1994 and 1993 were affected by nonrecurring items associated with Ecolab's merger with Kay Chemical Company in December 1994. After adjustment to eliminate these nonrecurring items, net income was $90,464 ($0.66 per share on a diluted basis) for 1994 and $80,820 ($0.59 per share on a diluted basis) for 1993.

                    SELECTED HISTORICAL FINANCIAL DATA OF GCS

         The following table presents selected financial data of GCS for the periods indicated. The historical financial data as of and for the five fiscal years ended September 30, 1997 were derived from GCS' audited financial statements. The historical financial data as of and for the six-month periods ended March 31, 1998 and March 31, 1997 were derived from GCS' unaudited financial statements. The data presented below should be read in conjunction with the financial statements, related notes and other financial information of GCS as of September 30, 1997 and for each of the fiscal years in the three-year period then ended, included elsewhere in this Proxy Statement/Prospectus.

                                                  (Dollars in thousands)
                                                                                       SIX MONTHS ENDED
                                                 YEARS ENDED SEPTEMBER 30,                 MARCH 31,
                                                                                      ------------------
                                        1997      1996      1995     1994       1993      1998     1997
                                        ----      ----      ----     ----       ----      ----     ----
STATEMENT OF INCOME DATA:

Sales                                 $48,128   $43,534   $41,139   $37,643   $35,458   $24,928   $23,238

Cost of Sales                          31,099    27,835    26,571    23,972    23,093    16,522    15,211

Gross Profit                           17,029    15,699    14,568    13,671    12,365     8,406     8,027

Selling, general and administrative    13,491    13,380    13,094    11,730    11,924     7,527     6,488
 expense

Interest expense                         492        512       131       104       166       239       263

Income Taxes                            1,381       806       554       742       252       269       558

Net Income                             $1,665    $1,001      $789    $1,095       $23      $371      $718

BALANCE SHEET DATA:

Cash and cash equivalents                $691      $499      $416      $102      $458      $860      $410

Total Assets                           15,398    14,019    12,611    10,060     9,954    15,453    15,331

Long-term debt (net of current          4,324     5,314     4,948     1,145     1,761     4,717     5,202
 maturities)

Common stockholders' equity             5,212     3,546     2,465     5,462     4,854     5,584     4,264


                               THE SPECIAL MEETING

GENERAL

                  This Proxy Statement/Prospectus is being furnished to holders of GCS Common Stock in connection with the solicitation of proxies by the GCS Board of Directors for use at the Special Meeting to be held on June __, 1998, to consider and vote upon the adoption of the Merger
Agreement and to transact such other business as may properly come before the Special Meeting.

                  THE GCS BOARD OF DIRECTORS HAS DETERMINED THAT THE TERMS OF THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, GCS AND THE GCS STOCKHOLDERS, HAS APPROVED AND ADOPTED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, AND RECOMMENDS THAT THE GCS STOCKHOLDERS VOTE "FOR" THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.

                  This Proxy Statement/Prospectus is also furnished by Ecolab to GCS stockholders as a prospectus in connection with the issuance by Ecolab of shares of Ecolab Common Stock pursuant to the Merger Agreement.

                  This Proxy Statement/Prospectus, the attached Notice of Special Meeting of GCS Service, Inc. Stockholders, and the form of proxy enclosed herewith are first being mailed to stockholders of GCS on or about ____________, 1998.

DATE, PLACE AND TIME

                  The Special Meeting will be held at the principal offices of GCS, 100 Mill Plain Road, Danbury, Connecticut, on June __, 1998, at ___________, local time.

MATTERS TO BE CONSIDERED AT THE MEETING

                  At the Special Meeting, holders of shares of GCS Common Stock as of the Record Date will be asked to consider and vote upon a proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby including the appointment of Wesley B. Tyler as Stockholder Representative. See " THE MERGER." The description of the Merger and the Merger Agreement in this Proxy Statement/Prospectus is, of necessity, selective and is, therefore, qualified in its entirety by reference to the Merger Agreement. A copy of the full text of the Merger Agreement is attached to this Proxy Statement/Prospectus as Annex I hereto.

RECORD DATE; VOTE REQUIRED

                  The GCS Board of Directors has fixed June __, 1998 as the Record Date for the determination of the GCS stockholders entitled to notice of and to vote at the Special Meeting. On the Record Date, 147,118 shares of GCS Common Stock were outstanding. Shares of GCS Common Stock are the only outstanding voting securities of GCS. Each holder of record of shares of GCS Common Stock on the Record Date is entitled to cast one vote per share. Each stockholder may vote in person or by properly executed proxy, upon each matter properly submitted for the vote of the GCS stockholders at the Special Meeting. The presence, in person or by proxy, of the holders of a majority of the shares of GCS Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum at the Special Meeting.

                  Holders of shares of GCS Common Stock on the Record Date will be entitled to dissenters' rights under the Delaware General Corporation Law (the "DGCL") in connection with the Merger. GCS stockholders who vote in favor of the Merger, however, will waive their dissenters' rights. See "THE MERGER -- Dissenters' Rights" and Annex II -- Section 262 of the DGCL.

                  The affirmative vote of the holders of a majority of the outstanding shares of GCS Common Stock is required under applicable law to approve and adopt the Merger Agreement. All shares of GCS Common Stock which are entitled to vote and are represented at the Special Meeting by properly executed proxies received and not duly and timely revoked will be voted at the Special Meeting in accordance with the instructions contained therein. In the absence of contrary instructions, such shares will be voted "FOR" the approval and adoption of the Merger Agreement. The directors and executive officers of GCS, collectively beneficially own [131,708] shares of GCS Common Stock, including share issuable pursuant to exercise options (approximately [81.7%] of the outstanding shares of GCS Common Stock as of the Record
Date). See "THE MERGER - Interests of Certain Persons in the Merger."

OTHER MATTERS

                  As of the date of this Proxy Statement/Prospectus, the GCS Board does not intend to bring any other business before the Special Meeting of GCS Stockholders and, so far as is known to the GCS Board, no matters are to be brought before the Special Meeting except as specified in the Notice of Special Meeting of GCS Stockholders. However, as to any other business that may properly come before the meeting, the proxy holders intend to vote the proxies in respect thereof in accordance with their judgment and discretion.

                                  THE COMPANIES

ECOLAB

                  Ecolab is engaged in the development and marketing of cleaning, sanitizing, pest elimination and maintenance products, systems and services for the hospitality, institutional and industrial markets.

                  The principal executive offices of Ecolab are located at Ecolab Center, 370 North Wabash Street, St. Paul, Minnesota, 55102, and its telephone number is (612) 293-2233.

GCS

                  GCS is engaged in the business of providing parts and services for commercial food preparation equipment. GCS believes it is the largest independent commercial food preparation, refrigeration and warewashing service company in the United States. The Company operates through 28 branches located in major metropolitan areas and employs 383 employees, primarily as service technicians.


                  The principal executive offices of GCS are located at 100 Mill Plain Road, Danbury, Connecticut, 06811 and its telephone number is
(203) 792-4599.

MERGER SUB

                  Merger Sub, a wholly-owned subsidiary of Ecolab, was founded by Ecolab solely for the purpose of affecting the Merger. The address and telephone number for Merger Sub are the same as for Ecolab.

                                   THE MERGER

                  This section of this Proxy Statement/Prospectus describes certain aspects of the Merger. To the extent that it relates to the Merger Agreement, the following description is not complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is included in this Proxy Statement/Prospectus as Annex I and is incorporated herein by reference. All stockholders of GCS are urged to read the Merger Agreement in its entirety. A description of the relative rights, privileges, and preferences of Ecolab Common Stock, on the one hand, and GCS Common Stock, on the other, including certain material differences between the rights of holders of such stock, is set forth under "DESCRIPTION OF ECOLAB CAPITAL STOCK," "DESCRIPTION OF GCS CAPITAL STOCK" and "COMPARISON OF STOCKHOLDER RIGHTS."

GENERAL

                  The Merger Agreement provides for a business combination between Ecolab and GCS pursuant to which, subject to the satisfaction or waiver of the conditions therein, at the effective time, Merger Sub will be merged with and into GCS, and GCS will thereby become a wholly-owned subsidiary of Ecolab. The transaction is intended to qualify as a purchase for accounting and financial reporting purposes.

                  As a consequence of the Merger, each share of GCS Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of GCS Common Stock held in treasury or by Ecolab or its affiliates) will be converted into and exchangeable for the right to receive the Merger Consideration. Each share of Ecolab Common Stock issued in the Merger will have attached thereto an appropriate number of associated preferred stock purchase rights. Each outstanding share of Ecolab Common Stock will remain outstanding and unaffected by the Merger.

                  No fractional shares of Ecolab Common Stock will be issued in the Merger. Instead, the Merger Agreement provides that each holder of GCS Common Stock who would otherwise have been entitled to receive a fractional share of Ecolab Common Stock will be entitled to receive, in lieu thereof, one additional share of Ecolab Common Stock.

BACKGROUND OF THE MERGER

                  In January 1997, Mr. James Miller, former Vice President of Ecolab, and Mr. James Salter, a divisional Vice President of Ecolab, met with Mr. Wesley B. Tyler, President of GCS, to discuss certain service issues relating to service provided by GCS to Jackson MSC, Inc. ("Jackson"), a subsidiary of Ecolab. During this meeting, Mr. Miller and Mr. Salter first discussed the potential for a business combination involving Ecolab and GCS.

                  In May 1997, Messrs. Miller, Salter and Tyler and Mr. Michael Hickey of Ecolab met again to discuss several issues including the possibility of expanding the service that GCS was providing to Jackson, the dish machine service relationship between GCS and Ecolab's Institutional Division and the possibility of a business combination involving the two companies. As a result of this meeting, on May 23, 1997, Ecolab and GCS entered into a confidentiality agreement.

                  Following this meeting, from time to time, the parties discussed their respective businesses, management philosophies, operating strategies and competitive goals. As a result of these on-going discussions, on July 24, 1997, Ecolab submitted a letter of interest to GCS indicating Ecolab's interest in a potential acquisition of GCS. Based upon Ecolab's expressed interest, discussions continued through August and September. During this period, the Ecolab parties visited several GCS locations to observe the customer service, operations, research and development and other business operations of the Company.

                  In September 1997, the GCS Board authorized Mr. Tyler to discuss terms of a potential merger with Ecolab with members of Ecolab management. At this meeting the GCS Board also appointed a Special Committee of the GCS Board to assist Mr. Tyler in both the negotiations with Ecolab and the appointment of an investment banker.

                  In September 1997, the Special Committee of the GCS Board interviewed Carter Capital Corporation ("Carter") and Brown Brothers Harriman ("Brown Brothers") for the purpose of selecting one of them to assist the Board in evaluating certain strategic alternatives for GCS. On October 28, 1997, Mr. Tyler met with representatives of Brown Brothers to investigate strategic alternatives for GCS, including a possible initial public offering of GCS Common Stock, obtaining new capital from a venture partner, selling GCS by auction or continuing merger discussions with Ecolab. The parties concurrently discussed the valuation of GCS and the relevant factors to be considered in such valuation.

                  In November 1997, the parties met at La Guardia Airport in New York City and agreed to the major terms of a merger. A letter of intent was subsequently signed on November 26, 1997.

                  The letter of intent, dated November 26, 1997, required GCS to negotiate exclusively with Ecolab for a period of 90 days with respect to a possible acquisition of GCS. Following execution of this letter agreement, discussions continued to be held by senior management of Ecolab and GCS with respect to the proposed combination.

                  In December 1997, the transaction was submitted to, and approved by, the Ecolab Board of Directors. Thereafter, due diligence and document preparation continued through the beginning of 1998.

                  On February 3, 1998, the GCS Board retained Carter to provide a fairness opinion regarding the merger.

                  On February 24, 1998, GCS and Ecolab modified the letter of intent to extend the exclusive negotiations period provided for in such letter agreement to a period of 180 days.

                  On March 1, 1998, upon completion of the negotiations, Carter rendered its oral opinion to the GCS Board that the consideration to be received by the GCS stockholders was fair to such stockholders from a financial point of view, subject to receiving the complete merger agreement and employment contracts. See "THE MERGER - Fairness Opinion." Following the delivery of such opinion, the GCS Board unanimously determined that the Merger was in the best interests of the GCS stockholders and unanimously recommended approval of the Merger Agreement. Carter subsequently delivered to the GCS Board a written opinion that as of May 11, 1998, the Merger Consideration was fair to the GCS stockholders from a financial point of view.

                  The Merger Agreement was executed by authorized officers of Ecolab and GCS on May 12, 1998.

                  The execution of the Merger was publicly announced on May 18, 1998.

APPROVAL BY THE ECOLAB BOARD AND ECOLAB'S REASONS FOR THE MERGER

                  In connection with the Merger, after consulting with management, the Ecolab Board concluded that the Merger was in the best interests of Ecolab for the reasons, among others, set forth below.

                  The Merger is consistent with Ecolab's "Circle the Customer" strategy. Following an acquisition of GCS, Ecolab would be immediately able to provide enhanced service capabilities to its existing customer base in the hotel, restaurant and food service industries. In addition, Ecolab expects to achieve synergies in the Merger by, among other things, leveraging sales and marketing efforts of its territory managers and its corporate accounts group with its existing customer base.

                  The Merger presents Ecolab with growth opportunities. GCS currently has branches in 22 of the largest 30 metropolitan areas in the United States. Growth in this market could be achieved by expanding the GCS business geographically into metropolitan areas not currently served by GCS, by selling GCS' services to Ecolab's corporate accounts and by providing additional service offerings. Because the acquisition of GCS is consistent with Ecolab's "Circle the Customer" strategy and presents opportunities for synergies and growth, Ecolab believes that the Merger is in the best interests of its stockholders.

APPROVAL BY THE GCS BOARD AND GCS' REASONS FOR THE MERGER

                  After consulting with management, the GCS Board concluded that the Merger is in the best interests of GCS and its stockholders. In approving the Merger Agreement, the GCS Board considered a variety of factors, although it did not assign any relative or specific weight to any factor. Among those considered were the following:

         - Ecolab offered acquisition consideration in an amount which the GCS Board deemed to be attractive. In part, the GCS Board based this determination upon the advice of its investment advisor that the transaction was fair from a financial point of view. See "THE MERGER- Fairness Opinion."

         - The Merger is structured to provide tax-free reorganization treatment to GCS stockholders. The GCS Board considers this to be a significant benefit in view of the relatively low tax basis in the respective shares owned by many GCS stockholders as compared to the acquisition value of such shares.

         - Stockholders of GCS will receive shares of Ecolab Common Stock, which has a trading market on the NYSE and the PCX. There is currently no independent market for GCS Common Stock.

         - The GCS Board believes that Ecolab Common Stock will provide a good opportunity for potential future appreciation, although no assurance can be given that such potential future appreciation will be realized.

         - Affiliation with a larger company may provide an opportunity to realize economies of scale and increased efficiencies of operations, to the benefit of stockholders and customers. Affiliation with Ecolab may also enhance the development of new products and services, as changes in the commercial food equipment industry are becoming increasingly difficult to address by small companies.

         - Growth of GCS without affiliation with a larger parent company will likely be somewhat limited because of GCS' need for increasing capital resources to support that growth. Without such a combination, the GCS Board believes it will be necessary to obtain additional capital resources beyond those which can be obtained from operations, in order to achieve a size which the GCS Board believes is necessary to maintain GCS as a viable independent entity.

                  FOR THESE REASONS, THE GCS BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE MERGER AND TO APPROVE THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT.

FAIRNESS OPINION

                  On February 3, 1998, the GCS Board entered into a letter agreement with Carter Capital Corporation ("Carter") pursuant to which Carter agreed to render a fairness opinion in connection with the Merger.

Carter delivered a verbal opinion to the GCS Board on March 11, 1998 that the consideration to be paid to the stockholders of GCS was fair, from a financial point of view, subject to receiving the completed merger agreement and employment contracts (the "Opinion").

                  Carter delivered a written copy of its Opinion to the GCS Board dated as of May 11, 1998. The Opinion is based upon a review of the financial and other information reviewed by Carter in rendering its verbal opinion along with a review of the information set forth in this Proxy Statement/Prospectus and the financial results for GCS and Ecolab since 1994 and 1995, respectively. The full text of the Opinion, which sets forth assumptions made, matters considered, and limitations on the review undertaken, is attached as Annex III to this Proxy Statement/Prospectus. GCS stockholders are urged to read the Opinion in its entirety.

                  During the course of its engagement, and as a basis for arriving at the Opinion, Carter reviewed and analyzed material bearing upon the financial and operating condition of GCS and Ecolab and material prepared in connection with the Merger, including, among other things, the following:
(i) the Merger Agreement and related documents; (ii) certain publicly-available information concerning Ecolab, including financial statements and reports of condition and income for each of the three fiscal years ended December 31, 1997, 1996 and 1995; (iii) the nature and terms of recent sale and merger transactions involving similar companies that Carter considered relevant; (iv) historical and current market data for Ecolab Common Stock; and (v) financial and other information provided to Carter by management of GCS and its independent auditors. In addition, Carter conducted meetings with selected members of senior management of GCS and the entire GCS Board for the purpose of reviewing the future prospects of GCS. Carter evaluated the pro forma ownership of Ecolab Common Stock by GCS stockholders, relative to the pro forma contribution of the assets, liabilities, equity, and earnings of GCS to the pro forma company. Carter also took into account its experience in other transactions, as well as its knowledge of the industry and its general experience in securities valuation.

                  In preparing the Opinion, Carter assumed and relied upon the accuracy and completeness of all financial and other information reviewed by it for purposes of the Opinion, and did not independently verify such information or undertake an independent evaluation or appraisal of the assets or liabilities of GCS or Ecolab, nor was it furnished with any such evaluation or appraisal. Carter assumed and relied upon the senior management of GCS as to the reasonableness and achievability of the financial and operating forecasts and assumptions utilized by Carter in its analyses. The Opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to Carter as of, the date of this Proxy Statement/Prospectus.

                  The Opinion is directed only to the fairness of the financial consideration to be paid to the GCS Stockholders and does not constitute a recommendation to any GCS stockholder as to how each stockholder should vote at the Special Meeting or as to the advisability of retaining or disposing of shares of Ecolab Common Stock received pursuant to the Merger.

GCS STOCKHOLDER APPROVAL

                  The GCS Board has unanimously approved the Merger Agreement and the transactions contemplated thereby. In order to effect the Merger, the Merger Agreement must also be approved and adopted by the affirmative vote of a majority of the outstanding shares of GCS Common Stock entitled to vote thereon. A Special Meeting of GCS stockholders has been scheduled to be held at the offices of GCS on June __, 1998.

ECOLAB STOCKHOLDER APPROVAL

                  The Merger does not require the approval of the Ecolab stockholders. Ecolab stockholders will not have dissenters' appraisal rights in connection with the Merger.

THE MERGER

                  The Merger Agreement provides that, on the second business day following the satisfaction or waiver of the conditions to each party's obligation to consummate the Merger or as otherwise agreed, Merger Sub will be merged with and into GCS in accordance with the DGCL, the separate corporate existence of Merger Sub will cease and GCS will continue as the Surviving Corporation in the Merger.

CLOSING; EFFECTIVE TIME

                  The closing of the transactions contemplated by the Merger Agreement will take place two business days following the satisfaction or waiver of the conditions set forth in the Merger Agreement, or as otherwise agreed by the parties (the "Closing Date"). The Merger will become effective upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL (the "Effective Time"). Such filings will be made on the Closing Date.

CONVERSION OF SHARES; FRACTIONAL SHARES

                  In the Merger, each share of GCS Common Stock outstanding prior to the Effective Time, including shares issued upon exercise of outstanding options prior to or on the Closing Date, will be converted into the right to receive a number of shares of Ecolab Common Stock equal to (i) the amount equal to the Estimated Closing Value (as hereinafter defined) divided by the Average Stock Price (as hereinafter defined) divided by (ii) 161,143, subject to further post-closing adjustments (the "Merger Consideration"). The "Estimated Closing Value" is equal to $26,363,671 plus or minus, as appropriate, the Closing Adjustment Amount, subject to further post-closing adjustment. The "Closing Adjustment Amount" means (A) if the net worth of GCS as reflected on the Estimated Closing Balance Sheet (as defined in the Merger Agreement) is less than $5,800,000, the Estimated Closing Value shall be reduced by an amount equal to the amount by which such net worth is less than $5,800,000; or (B) if the net worth of GCS as reflected on the Estimated Closing Balance Sheet is greater than $5,800,000, then the Estimated Closing Value shall be increased by an amount equal to the amount by which such net worth exceeds $5,800,000. The Merger Consideration is subject to further adjustment after Closing based upon any changes in the net worth of GCS in the final closing-day balance sheet (to be prepared within 60 days after the Closing) from the net worth in the estimated closing-day balance sheet. The "Average Stock Price" means the average per share closing prices, as reported on the NYSE Composite Tape, of shares of Ecolab Common Stock during the period comprised of the 20 consecutive trading days ending on the fourth trading day prior to the closing date of the Merger.

                  No fractional shares of Ecolab Common Stock will be issued in the Merger. Instead, each record holder of GCS Common Stock who would otherwise have been entitled to receive a fraction of a share of Ecolab Common Stock upon surrender of certificates representing GCS Common Stock for exchange will, upon surrender of such certificates, be entitled to receive one additional share of Ecolab Common Stock.

ACCOUNTING TREATMENT

                  The Merger is expected to be accounted for as a purchase in accordance with generally accepted accounting principles.

EXCHANGE OF CERTIFICATES

                  Subject to the terms of the Escrow Agreement described herein, upon surrender of each certificate representing shares of GCS Common Stock, First Chicago Trust Company of New York (the "Exchange Agent") will issue to the holder of such certificate, as soon as practicable after the Effective Time, his or her shares of Ecolab Common Stock. At that time, such certificate representing shares of GCS Common Stock will be cancelled. Until so surrendered and exchanged, each such certificate representing shares of GCS Common Stock will represent solely the right to receive shares of Ecolab Common Stock pursuant to the Merger Agreement. 10% of the Ecolab shares to be issued to each GCS stockholder will be withheld and deposited in the Escrow Fund (as hereinafter defined). See "Indemnification Obligations."

                  No dividends or other distributions declared or made after the Effective Time with respect to shares of Ecolab Common Stock will be paid to the holder of any unsurrendered certificate representing GCS Common Stock until the holder surrenders such certificate in accordance with the provisions of the Merger Agreement.

                  At the Effective Time, all shares of GCS Common Stock that are owned by GCS as treasury stock will be cancelled and retired and will cease to exist, and no payment or other consideration will be made in respect thereof. See "Indemnification Obligations."

CERTAIN REPRESENTATIONS AND WARRANTIES

                  The Merger Agreement contains representations and warranties of Ecolab, Merger Sub and GCS customary for transactions of this nature. These include, among other things, representations and warranties of Ecolab and Merger Sub as to (i) their respective due organization, existence, good standing, organizational documents and similar corporate matters; (ii) capital structures, (iii) their authority relative to the execution, delivery and performance of their respective obligations under the Merger Agreement,
(iv) their compliance with applicable laws and the absence of any (A) conflict with their organizational documents, applicable law or certain contracts or (B) governmental or regulatory authorization, consent or approval required to consummate the Merger, (v) reports and other documents, including financial statements, filed by Ecolab with the Securities and Exchange Commission, (vi) the absence of material adverse changes, (vii) litigation and (viii) the accuracy of the information supplied for inclusion in this Proxy Statement/Prospectus.

                  GCS' representations and warranties with respect to itself, which are jointly and severally made by Mr. Tyler, include, among other things, those as to (i) its due organization, existence, good standing, organizational documents and similar corporate matters; (ii) its capital structures, (iii) its authority relative to the execution, delivery and performance of its obligations under the Merger Agreement, (iv) its compliance with applicable laws and the absence of any (A) conflict with its organizational documents, applicable law or certain contracts, or (B) governmental or regulatory authorization, consent or approval required to consummate the Merger; (v) GCS' audited and unaudited consolidated financial statements, (vi) the absence of certain changes or events, (vii) litigation,
(viii) the accuracy of information supplied in this Proxy Statement/Prospectus, (ix) the title and condition of assets, (x) intellectual property, employee benefit plans, and insurance matters, (xi) certain contracts and commitments, (xii) certain environmental matters and
(xiii) the absence of undisclosed liabilities.

CONDUCT OF BUSINESS PENDING THE MERGER

                  The Merger Agreement provides that GCS will take or refrain from taking certain actions prior to the Closing Date. Pursuant to the Merger Agreement, GCS must operate its business in the usual, regular and ordinary course as conducted prior to the date of the Merger Agreement. GCS has agreed that it will not, among other things, (i) declare or pay dividends or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock or issue any additional shares of capital stock; (ii) sell, lease, license or dispose of any of its properties or assets or make any acquisition or investment except in the ordinary course of business consistent with past practice; (iii) amend its certificate of incorporation, by-laws or similar organizational documents; (iv) split, combine or reclassify any of its outstanding capital stock; (v) merge or consolidate with another entity; (vi) enter into, renew, amend or terminate any material contract, commitment or transaction; (vii) incur, assume or prepay any indebtedness or become otherwise responsible for the obligations of any other party; (viii) adopt, terminate or amend (except as may be required to comply with applicable law) any employee benefit plan or benefit or welfare plan of any director; (ix) grant an increase in the compensation or fringe benefits of, or pay any bonus to, any director or any employee, except for normal increases in compensation in the ordinary course of business and consistent with past practice or as required by law; (x) make any change in methods of accounting unless to comply with generally accepted accounting principles; (xi) enter into any new line of business or (xii) agree to do any of the foregoing.

CONDITIONS TO THE MERGER

                  The obligations of Ecolab, Merger Sub and GCS to consummate the Merger are subject to the satisfaction or waiver of certain conditions, including (i) approval of the Merger Agreement by the requisite holders of GCS Common Stock; (ii) receipt and continued effectiveness of all regulatory approvals necessary to consummate the Merger and expiration of all applicable statutory waiting periods (currently all have expired); (iii) the Registration Statement shall have become effective by an order of the Commission and the Ecolab Common Stock issued in the Merger shall have been qualified or exempted under all state securities laws; (iv) the absence of any suit or proceeding pending or overtly threatened by any governmental agency to restrain or prohibit the consummation of the Merger and (v) the Merger Agreement not having been earlier terminated.

                  The obligations of Ecolab and Merger Sub to consummate the Merger are also subject to the satisfaction or waiver by Ecolab of certain conditions, including (i) each obligation of GCS under the Merger Agreement must have been performed in all material respects; (ii) GCS' representations and warranties contained in the Merger Agreement must be true in all material respects as of the Effective Time (except to the extent such representations and warranties refer to an earlier date) and Ecolab having received certificates signed by the Stockholder Representative of GCS to such effect;
(iii) the absence of any material adverse change in the condition (financial or otherwise), assets, liabilities, reserves, results of operations or business of GCS taken as a whole; (iv) the absence of any suit, action or proceeding pending or overtly threatened involving the assets or business of GCS that would reasonably be expected to have a material adverse effect and
(v) the receipt of all consents or approvals from third parties required under agreements between GCS and third parties.

                  The obligations of GCS to consummate the Merger are also subject to satisfaction or waiver by GCS of certain conditions, including (i) each obligation of Ecolab and Merger Sub under the Merger Agreement must have been performed in all material respects; (ii) Ecolab's and Merger Sub's representations and warranties contained in the Merger Agreement must be true in all material respects as of the Effective Time (except to the extent such representations and warranties refer to an earlier date) and GCS having received certificates signed by an officer of Ecolab to such effect and (iii) the absence of any material adverse change in the consolidated condition (financial or otherwise), assets, liabilities, results of operation or business of Ecolab.

TERMINATION

                  The Merger Agreement may be terminated (i) by the mutual consent of the parties; (ii) by either party after November 30, 1998 if the Merger has not occurred as a result of failure to satisfy any condition to the Merger or (iii) by either party upon material breach of a representation, warranty or covenant by the other party. In the event that the Merger
Agreement is terminated other than pursuant to a breach by Ecolab or Merger Sub of any representations or warranties or a failure by Ecolab or Merger Sub to comply with the terms of the Merger Agreement, and the stockholders of GCS fail to approve the Merger, the Company shall pay Ecolab a termination fee of $900,000.

TREATMENT OF GCS OPTIONS

                  The Merger Agreement provides that each GCS option awarded under any GCS stock option plan which remains unexercised must be exercised prior to the Effective Time. Each unexpired and unexercised GCS option that is outstanding prior to the Effective Time will be cancelled and all rights thereunder extinguished. No stock options are being granted in connection with the Merger.

INDEMNIFICATION OBLIGATIONS

                  The Merger Agreement provides that GCS and Mr. Tyler will indemnify and hold harmless Ecolab and Merger Sub, their officers, directors and affiliates against any and all losses, liabilities, claims and other costs and expenses arising in connection with any breach or inaccuracy of any representation or warranty of GCS, Mr. Tyler or any claim, suit or other action brought by any stockholder of GCS relating to the transactions contemplated by the Merger Agreement or any claim, suit or other proceeding brought by or on behalf of certain former officers, employees or stockholders of GCS. The indemnification obligations of GCS and Mr. Tyler are subject to certain limitations as described below.

                  Ecolab, GCS, Mr. Tyler (as Stockholder Representative) and the Norwest Bank Minnesota National Association ("Norwest" or the "Escrow Agent") will enter into the Escrow Agreement (as hereinafter defined) providing for the escrow of 10% of the aggregate Merger Consideration in the form of Ecolab Common Stock to be paid to the stockholders of GCS to secure the indemnity obligations of GCS and Mr. Tyler (the "Escrow Amount"). See "Interests of Certain Persons in the Merger." The indemnification obligations are limited to the Escrow Amount. Mr. Tyler's indemnification obligations are limited to his pro rata share of the Escrow Amount plus any amounts in excess of the total Escrow Amount up to a maximum amount of one-half of the total Merger Consideration. Neither GCS nor Mr. Tyler shall be liable for any indemnification obligations, other than those arising from fraud or third-party claims, unless and until such obligations exceed $150,000, or $10,000 where such indemnification obligations arise from claims that relate to certain former officers, employees or stockholders. In the event that the Ecolab, in its sole and absolute discretion, elects to pursue any claims it may have against certain former officers or employees, then 50% of any recovery obtained (net of all costs associated with such recovery) will be paid to the GCS stockholders. Generally, indemnification claims must be brought within two years after the Closing or they lapse. With respect to certain indemnification claims, the period within which they must be brought is greater than two years.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

                  In considering the recommendation of the GCS Board with respect to the Merger, GCS stockholders should be aware that certain members of GCS management and its Board of Directors have certain interests in connection with the Merger that are in addition to the interests of GCS stockholders generally. The Board of Directors of GCS was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby, including the Merger.

                  GCS and Mr. Tyler have, pursuant to the Merger Agreement, agreed to indemnify Ecolab, its directors, officers and affiliates against certain losses, claims or liabilities arising in connection with the Merger. 10% of the aggregate consideration paid to the GCS Stockholders in the Merger will be placed in escrow to secure the indemnity obligation of GCS pursuant to the form of Escrow Agreement between Ecolab, GCS, Mr. Tyler (as Stockholder Representative) and Norwest, as Escrow Agent (the "Escrow Agreement") as set forth in Exhibit C to the Merger Agreement. The indemnification obligations of GCS and Mr. Tyler are subject to certain limitations. No indemnification obligation for breach of a representation or warranty incurred arises until the amount of any losses with respect thereto exceed $150,000, or $10,000 for indemnification obligations which relate to claims by certain officers, employees or stockholders. There is no minimum threshold with respect to any fraudulent breach or certain other indemnification obligations. GCS' obligations are limited in amount to the Escrow Amount. Mr. Tyler, in addition to his pro rata share of the Escrow Amount, is solely responsible for indemnification claims in excess of the amount of the Escrow Amount up to a maximum liability of one-half of the Merger Consideration.

                  Ecolab and Mr. Tyler agreed to a form of employment, bonus and non-competition agreement (the "Tyler Agreement"), effective upon consummation of the Merger, to replace Mr. Tyler's current employment agreement with GCS. The Tyler Agreement is a three year contract with an annual base salary of $170,000 plus a bonus with a potential range from a minimum of 30% of base salary to a maximum of 60% of base salary. In addition, the Tyler Agreement provides for an annual "stay-pay" bonus of $80,000, payable $20,000 per quarter during each of the three years of the agreement.

DIRECTORS AND OFFICERS

                  Pursuant to the Merger Agreement, the directors and officers of Merger Sub at the Effective Time will be the directors and officers, respectively, of the Surviving Corporation following the Merger until their respective successors are elected or appointed.

CHARTER AND BYLAWS

                  Pursuant to the Merger Agreement, the certificate of incorporation and bylaws of Merger Sub in effect at the Effective Time will be the certificate of incorporation and bylaws, respectively, of the Surviving Corporation until thereafter amended as provided therein and by law, except that the name of the Surviving Corporation initially shall be "GCS Service, Inc." following the Merger.

DISSENTERS' RIGHTS

                  Holders of GCS Common Stock are entitled to appraisal rights under Section 262 of the DGCL. A person having a beneficial interest in GCS Common Stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect whatever appraisal rights the beneficial owner may have.

                  THE FOLLOWING DISCUSSION IS NOT A COMPLETE STATEMENT OF THE LAW PERTAINING TO APPRAISAL RIGHTS UNDER THE DGCL AND IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTION 262, WHICH IS REPRINTED IN ITS ENTIRETY AS ANNEX II TO THIS PROXY STATEMENT/PROSPECTUS.

                  All references in Section 262 and in this summary to a "stockholder" are to the record holder of the GCS Common Stock as to which appraisal rights are asserted.

                  Under the DGCL, holders of GCS Common Stock who do not wish to accept the consideration provided for in the Merger Agreement and who follow the procedures set forth in Section 262 will be entitled to have their CGS Common Stock appraised by the Delaware Court of Chancery and to receive payment in cash of the "fair value" of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, as determined by such court.

                  Under Section 262, where a merger is to be submitted for approval at a meeting of stockholders, as in the case of the Special Meeting, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that such appraisal rights are available and include in such notice a copy of Section 262. This Proxy State ment/Prospectus shall constitute such notice to the holders of GCS Common Stock and the applicable statutory provisions of the DGCL are attached to this Proxy Statement/Prospectus as Annex II. Any stockholder who wishes to exercise such appraisal rights, or who wishes to preserve his right to do so, should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

                  A holder of GCS Common Stock wishing to exercise his appraisal rights must deliver to the Secretary of GCS before the vote on the Merger Agreement at the Special Meeting, a written demand for appraisal of his or her GCS Common Stock and must not vote his shares of stock in favor of approval and adoption of the Merger Agreement. Because a proxy which does not contain voting instructions will, unless revoked, be voted for approval and adoption of the Merger Agreement, a holder of GCS Common Stock who votes by proxy and who wishes to exercise his or her appraisal rights must (i) vote against approval and adoption of the Merger Agreement or (ii) abstain from voting on approval and adoption of the Merger Agreement. Neither voting (in person or by proxy) against, abstaining from voting on or failing to vote on the proposal to approve and adopt the Merger Agreement will constitute a written demand for appraisal within the meaning of Section 262. The written demand for appraisal must be in addition to and separate from any such proxy or vote. In addition, a holder of GCS Common Stock wishing to exercise his or her appraisal rights must hold of record such shares on the date the written demand for appraisal is made and must continue to hold such shares until the Effective Time.

                  Only a holder of record of GCS Common Stock is entitled to assert appraisal rights for the GCS Common Stock registered in that holder's name. A demand for appraisal should be executed by or on behalf of the holder of record, fully and correctly, as his or her name appears on the stock certificates. If the shares of GCS Common Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares of GCS Common Stock are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners. A record holder such as a broker who holds GCS Common Stock as nominee for several beneficial owners may exercise appraisal rights with respect to the GCS Common Stock held for one or more beneficial owners while not exercising such rights with respect to the GCS Common Stock held for other beneficial owners; in such case, the written demand should set forth the number of GCS Common Stock as to which appraisal is sought and when no number of GCS Common Stock is expressly mentioned the demand will be presumed to cover all GCS Common Stock held in the name of the record owner. Stockholders who hold their GCS Common Stock in brokerage accounts or other nominee forms and who wish to exercise appraisals rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee. All written demands for appraisal should be delivered to the Secretary of GCS either in person or by mail (certified mail, return receipt requested, being the recommended form of transmittal addressed to him at GCS Service, Inc. 100 Mill Plain Road, Danbury, Connecticut 06811.

                  Within ten days after the Effective Time, the Surviving Corporation must send a notice as to the effectiveness of the Merger to each former stockholder of GCS who has made such a written demand for appraisal and who has not voted in favor of approval and adoption of the Merger Agreement. Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any stockholder who is entitled to appraisal rights under Section 262 and has complied with the requirements of Section 262, may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the GCS Common Stock. The Surviving Corporation is under no obligation to and has no present intention to file a petition in respect to the appraisal of the fair value of the GCS Common Stock. Accordingly, it is the obligation of the stockholders to initiate all necessary action to perfect their appraisal rights within the time prescribed in Section 262.

                  Within 120 days after the Effective Time, any stockholder who has complied with the requirements under Section 262 for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of GCS Common Stock with respect to which demands for appraisal have been received and which have not voted in favor of approval and adoption of the Merger Agreement, and the aggregate number of holders of such shares. Such statements must be mailed within ten days after a written request therefor has been received by the Surviving Corporation.

                  If a petition for appraisal is duly filed by a holder of GCS Common Stock and a copy thereof is delivered to the Surviving Corporation, the Surviving Corporation will then be obligated within 20 days to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all holders of GCS Common Stock who have demanded appraisal of their shares. After notice to such holders of GCS Common Stock the Delaware Court of Chancery is empowered to conduct a hearing upon the petition to determine those holders of GCS Common Stock who have complied with Section 262 and who have become entitled to appraisal rights under that section. The Delaware Court of Chancery may require the holders of GCS Common Stock who have demanded payment for their shares to submit their stock certificates to the Register in Chancery for a notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such stockholder.

                  After determining the stockholders entitled to an appraisal, the Delaware Court of Chancery will appraise the "fair value" of their GCS Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Stockholders considering seeking appraisal should be aware that the fair value of their GCS Common Stock as determined under Section 262 could be more than, the same as or less than the consideration they would receive pursuant to the Merger Agreement if they did not seek appraisal of their GCS Common Stock and that investment banking opinions as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262. The Delaware Supreme Court has stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter's exclusive remedy. The Court will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose GCS Common Stock have been appraised. The costs of the action may be determined by the Court and taxed upon the parties as the Court deems equitable. The Court may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all of the GCS Common Stock entitled to appraisal.

                  Any holder of shares who has duly demanded an appraisal in compliance with Section 262 will not, after the Effective Time, be entitled to vote the GCS Common Stock subject to the appraisal demand for any purpose or be entitled to the payment of dividends or other distributions on those shares (except dividends or other distributions, other than the Merger Consideration, payable to holders of record of GCS Common Stock as of a date prior to the Effective Time).

                  If any stockholder who demands appraisal of his or her shares of GCS Common Stock under Section 262 fails to perfect, or effectively withdraws or loses, his or her right to appraisal as provided in the DGCL, the GCS Common Stock of such stockholder will be converted into the right to receive the Merger Consideration in accordance with the Merger Agreement. A stockholder will fail to perfect, or effectively lose or withdraw, his or her right to appraisal if he votes for approval and adoption of the Merger Agreement (or submits a proxy without voting instructions) or if no petition for appraisal is filed within 120 days after the Effective Time of the Merger or if the stockholder delivers to GCS (or, after the Effective Time, to the Surviving Corporation) a written withdrawal of his or her demand for appraisal and an acceptance of the Merger, except that any such attempt to withdraw made more than 60 days after the Effective Time will require the written approval of the Surviving Corporation.

                  FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

                  CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

                  The following is a discussion of the material federal income tax consequences of the Merger under existing federal income tax law, which is subject to change, possibly retroactively. This discussion assumes that stockholders hold GCS Common Stock as a capital asset as of the Effective Time of the Merger. This discussion does not discuss all aspects of federal income taxation which may be relevant to particular stockholders in light of their personal circumstances, such as stockholders whose stock was acquired pursuant to the exercise of an employee stock option or otherwise as compensation, stockholders who are subject to special treatment under the federal income tax laws (for example, financial institutions, insurance companies, tax-exempt organizations, broker-dealers and foreign persons) or stockholders who exercise dissenters' rights under the DGCL (see "THE MERGER
- Dissenters' Rights"). This discussion also does not address any aspects of state, local or foreign tax law. No opinions of counsel or rulings from the Internal Revenue Service have been or will be sought with respect to any tax matters relating to the Merger. EACH STOCKHOLDER IS ADVISED TO CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE MERGER.

                  The Merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code. Assuming the Merger does so qualify, then (i) no gain or loss will be recognized by Ecolab or GCS for Federal income tax purposes as a result of the Merger; and (ii) the Federal income tax consequences to a holder of GCS Common Stock will depend on whether the stockholder receives only Ecolab Common Stock or receives, as a result of any potential payments for claims as described in "THE MERGER - Indemnification Obligations," a combination of Ecolab Common Stock and cash pursuant to the Merger.

                  A holder of GCS Common Stock who receives only shares of Ecolab Common Stock in the Merger will recognize no gain or loss as a result of the exchange.

                  Except as described below under "-Additional
Considerations," a stockholder who receives a combination of Ecolab Common Stock and cash in exchange for GCS Common Stock will generally recognize capital gain, but not loss, for federal income tax purposes in an amount equal to the lesser of (i) the amount of gain realized (i.e., the excess of the amount of cash and the fair market value of Ecolab Common Stock received over the tax basis of such GCS Common Stock) and
(ii) the amount of cash received.

                  The aggregate tax basis of the Ecolab Common Stock received by a stockholder will be the same as the aggregate tax basis of the GCS Common Stock surrendered in exchange therefor pursuant to the Merger, decreased by the total amount of cash received and increased by the amount of gain recognized. The holding period of the Ecolab Common Stock will include the holding period of the GCS Common Stock surrendered in exchange therefor.

ADDITIONAL CONSIDERATIONS

                  With respect to stockholders who receive cash in the Merger, it is possible that, under certain circumstances, the gain recognized could be treated as dividend income rather than capital gain unless the requirements of Section 302 of the Code are satisfied. In order to determine whether those requirements are satisfied, a stockholder is treated as receiving solely Ecolab Common Stock in the Merger (instead of the cash actually received) and then receiving cash from Ecolab in a hypothetical redemption of those shares. The hypothetical redemption will satisfy the requirements under Section 302 if it either (i) is "not essentially equivalent to a dividend" or (ii) has the effect of a "substantially disproportionate" redemption of Ecolab Common Stock. Whether such hypothetical redemption of Ecolab Common Stock is "not essentially equivalent to a dividend" depends on the individual facts and circumstances of each stockholder but in any event must result in a meaningful reduction of a stockholder's proportionate stock interest in Ecolab. Generally, in the case of a GCS stockholder whose stock interest in Ecolab (relative to the total number of Ecolab shares outstanding) is minimal, and who exercises no control over the affairs of Ecolab, any actual reduction in proportionate interest will be treated as "meaningful." Alternatively, the hypothetical redemption of the Ecolab Common Stock will be "substantially disproportionate" if the ratio which the Ecolab Common Stock (and any other Ecolab voting stock) owned by the stockholder after the hypothetical redemption bears to all of the voting stock of Ecolab at such time is less than 80% of the ratio which the Ecolab Common Stock (and any other Ecolab voting stock) hypothetically owned by the stockholder after the Merger but before the redemption bears to all of the voting stock of Ecolab at such time. In applying the foregoing tests, there must be taken into account not only actual ownership of stock but also stock constructively owned by a shareholder by reason of certain attribution rules under Section 318 of the Code. If the receipt of cash is treated as having the effect of a dividend, only the portion of the recognized gain that is not in excess of the shareholder's ratable share of the accumulated earnings and profits of Ecolab will be taxable as a dividend. BECAUSE OF THE COMPLEXITY OF THESE RULES, EACH HOLDER OF GCS COMMON STOCK WHO RECEIVES A COMBINATION OF CASH AND ECOLAB COMMON STOCK IN THE MERGER OR WHO OTHERWISE BELIEVES THESE RULES MIGHT APPLY TO HIM OR HER IS PARTICULARLY URGED TO CONTACT HIS OR HER OWN TAX ADVISOR.

WITHHOLDING

                  Unless an exemption applies, the Escrow Agent will be required to withhold, and will withhold, 31% of any cash payments to which a stockholder or other payee is entitled pursuant to the Merger, unless the stockholder or other payee provides his or her tax identification number (social security number or employer identification number) and certifies that such number is correct. Each stockholder and, if applicable, each other payee is required to complete and sign the Form W-9 that will be included as part of the transmittal letter to avoid backup withholding (or IRS Form W-8 if the stockholder is a nonresident alien or foreign entity), unless an applicable exemption exists and is proved in a manner satisfactory to Ecolab and the Escrow Agent.

                  EACH STOCKHOLDER IS STRONGLY ADVISED TO CONSULT HIS OR HER OWN TAX ADVISOR AS TO PARTICULAR FACTS AND CIRCUMSTANCES WHICH MAY BE UNIQUE TO SUCH STOCKHOLDER AND ALSO AS TO ANY ESTATE, GIFT, STATE, LOCAL OR FOREIGN TAX CONSEQUENCES ARISING OUT OF THE MERGER.

                       DESCRIPTION OF ECOLAB CAPITAL STOCK

                  The following summaries of the terms of Ecolab Common Stock and Ecolab Preferred Stock are not complete and are qualified in their entirety by reference to the restated certificate of incorporation (the "Ecolab Restated Certificate of Incorporation"), bylaws (the "Ecolab Bylaws") and the DGCL. For a discussion of the material differences between the rights of holders of GCS Common Stock and the rights of holders of Ecolab Common Stock, see "COMPARISON OF STOCKHOLDER RIGHTS."

ECOLAB COMMON STOCK

                  Ecolab is authorized to issue 200,000,000 shares of Ecolab Common Stock. As of April 30, 1998, there were outstanding 128,752,964 shares of Ecolab Common Stock. The holders of Ecolab Common Stock are entitled to one vote for each share held. The holders of Ecolab Common Stock do not have cumulative voting rights. Subject to the rights of holders of preferred stock of Ecolab ("Ecolab Preferred Stock"), holders of Ecolab Common Stock are entitled to receive the assets and funds of Ecolab available for distribution to stockholders upon liquidation, dissolution or winding up.

                  The holders of Ecolab Common Stock do not have any preemptive rights to acquire any shares or other securities of any class that may at any time be issued, sold or offered for sale by Ecolab. The holders of Ecolab Common Stock have no conversion rights, and the Ecolab Common Stock is not subject to redemption by either Ecolab or a stockholder.

                  The holders of Ecolab Common Stock own one-half of one preferred stock purchase right (each, a "Right") for each outstanding share of Ecolab Common Stock. The Rights are inseparable from the Ecolab Common Stock unless and until certain events or determinations occur which result in the concentration of ownership of a substantial amount of Ecolab Common Stock with one stockholder or group of affiliated Stockholders. Upon separation, the Rights entitle certain holders to the right to purchase Preferred Stock of Ecolab or to receive additional shares of Common Stock. The Rights expire March 11, 2006, unless earlier redeemed, exercised or repealed. For a more complete description of the terms of the Rights, see "COMPARISON OF STOCKHOLDER RIGHTS - Share Purchase Rights" and Ecolab's Report on Form 8-A/A, incorporated by reference herein.

                  The Ecolab Common Stock is listed and traded on the NYSE and the PCX under the symbol "ECL."

ECOLAB PREFERRED STOCK

                  Ecolab is authorized to issue up to 15,000,000 shares of Ecolab Preferred Stock. As of April 30, 1998, there are no outstanding shares of Ecolab Preferred Stock.

                        DESCRIPTION OF GCS CAPITAL STOCK

                  The following summary of the terms of GCS Common Stock does not purport to be complete and is qualified in its entirety by reference to the certificate of incorporation (the "GCS Certificate of Incorporation"), the bylaws (the "GCS Bylaws") and the DGCL. For a discussion of the material differences between the rights of holders of GCS Common Stock and the rights of holders of Ecolab Common Stock, see "COMPARISON OF STOCKHOLDER RIGHTS."

                  GCS is authorized to issue 500,000 shares of GCS Common Stock. As of May 12, 1998, there were outstanding 147,118 shares of GCS Common Stock and options outstanding for the purchase of 14,025 shares of GCS Common Stock. The holders of GCS Common Stock are entitled to one vote for each share held and do not have cumulative voting rights. The holders of GCS Common Stock are entitled to receive the assets and funds of GCS available for distribution to stockholders upon liquidation, dissolution or winding up.

                  The holders of GCS Common Stock do not have any preemptive rights to acquire any shares or other securities of any class that may at any time be issued, sold or offered for sale by GCS. The holders of GCS Common Stock have no conversion rights, and the GCS Common Stock is not subject to redemption by either GCS or a stockholder.

                  The GCS Common Stock is not listed or traded on any public stock exchange.

                        COMPARISON OF STOCKHOLDER RIGHTS

                  Ecolab and GCS are both organized under the laws of the State of Delaware. Any differences, therefore, between the rights of the Ecolab stockholders and the rights of the GCS stockholders arise solely from differences between each corporation's certificate of incorporation and bylaws.

                  The following summary sets forth certain material differences between the rights of the Ecolab stockholders and the rights of the GCS stockholders. This summary is not a complete description of the differences between the rights of the Ecolab stockholders and the rights of the GCS stockholders and is qualified in its entirety by reference to the Ecolab Restated Certificate of Incorporation and the Ecolab Bylaws and to the GCS Certificate of Incorporation and the GCS Bylaws.

AUTHORIZED CAPITAL STOCK

                  The authorized capital stock of Ecolab consists of 200,000,000 shares of Ecolab Common Stock and 15,000,000 shares of Ecolab Preferred Stock. As of April 30, 1998, there were 128,752,964 shares of Ecolab Common Stock and no shares of Ecolab Preferred Stock issued and outstanding. The authorized capital stock of GCS consists of 500,000 shares of GCS Common Stock. As of May 12, 1998, there were 147,118 shares of GCS Common Stock issued and outstanding.

SHARE PURCHASE RIGHTS

                  On February 24, 1996, the Board of Directors of Ecolab declared a dividend distribution of one Right for each outstanding share of Ecolab's common stock, $1.00 par value (the "Common Stock"), to stockholders of record at the close of business on March 11, 1996 (the "Rights Record Date"). The Board of Directors of Ecolab also authorized the issuance of one Right for each share of Common Stock issued after the Rights Record Date and prior to the earliest of the Distribution Date (as defined below), the redemption of the Rights and the expiration of the Rights and, in certain circumstances, after the Distribution Date. Upon payment of the dividend at the close of business on the Rights Record Date, the Rights attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates (as defined below) were distributed. Except as set forth below and subject to adjustment as provided in the Rights Agreement (as defined below), each Right entitles the registered holder to purchase from Ecolab one one-hundredth of a share of Series A Junior Participating Preferred Stock (the "Preferred Stock"), at a purchase price of $115 per Right (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement, dated as of February 24, 1996 (the "Rights Agreement"), between Ecolab and First Chicago Trust Company of New York, as Rights Agent.

                  On December 15, 1997, the Board of Directors of Ecolab declared a two-for-one stock split ("Stock Split"), which was effected in the form of a 100% stock dividend, payable on January 15, 1998 to the holders of record of shares of Common Stock at the close of business on December 26, 1997. Upon payment of the Stock Split, each outstanding share of Common Stock became associated with one-half (1/2) of a Right and one-half (1/2) of a Right became attached to each share of Common Stock issued in connection with the Stock Split. Thereafter, until the Distribution Date, Ecolab will issue one-half (1/2) of a Right with each share of Common Stock that shall become outstanding so that all such shares will have attached Rights. One million (1,000,000) shares of Preferred Stock have been reserved for issuance upon exercise of the Rights.

                  The Rights will separate from the Common Stock upon the earliest of (i) 10 days following a public announcement that a person or group (an "Acquiring Person"), together with persons affiliated or associated with it, has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), (ii) 10 business days (or such later date as the Board of Directors of Ecolab shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of Common Stock, or (iii) 10 business days following a determination by the Board of Directors of Ecolab that a person (an "Adverse Person"), alone or together with its affiliates and associates, has become the beneficial owner of more than 10% of the Common Stock and that (a) such beneficial ownership is intended to cause Ecolab to repurchase the Common Stock beneficially owned by such person or to cause pressure on Ecolab to take action or enter into transactions intended to provide such person with short-term financial gain under circumstances where the Board of Directors of Ecolab determines that the best long-term interests of Ecolab would not be served by taking such action or entering into such transactions at the time, or (b) such beneficial ownership is causing or reasonably likely to cause a material adverse impact on the business or prospects of Ecolab; provided, however, that the Board of Directors of Ecolab shall not declare any person to be an Adverse Person if such person has reported or is required to report its ownership of Common Stock on Schedule 13G under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or on Schedule 13D under the Exchange Act which
Schedule 13D does not state any intention or reserve the right to, control or influence Ecolab or engage in certain other actions, so long as such person neither reports nor is required report such ownership other than as described in this proviso (the earliest such dates being called the "Distribution Date"). Notwithstanding the foregoing, (x) Henkel KGaA ("Henkel") shall not be an Acquiring Person if, so long as, it is a party to a written agreement with Ecolab which agreement imposes one or more limitations on the amount of Henkel's beneficial; ownership of Common Stock, and if, and so long as, such agreement continues be binding on Henkel and Henkel is in compliance with the terms of such agreement, and (y) Ecolab shall not declare Henkel to be an Adverse Person.

                  Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be transferred with and only with the Common Stock (except in connection with the redemption of the Rights), (ii) new Common Stock certificates issued after the Rights Record Date upon transfer, replacement or new issuance of Common Stock will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

                  The Rights will become first exercisable on the Distribution Date and will expire at the close of business on March 11, 2006 (the "Expiration Date"), unless earlier redeemed by Ecolab as described below. Notwithstanding the foregoing, the Rights will not be exercisable after the occurrence of a Triggering Event (as defined below) until Ecolab's right of redemption has expired.

                  As soon as practicable after the Distribution Date, separate certificates evidencing the Rights (the "Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, such separate Rights Certificates alone will evidence the Rights. Except for shares of Common Stock issued or sold after the Distribution Date pursuant to the exercise of stock options or under any employee benefit plan or arrangement granted or awarded prior to the Distribution Date, or the exercise, conversion or exchange of securities issued by Ecolab, and except as otherwise determined by the Board of Directors of Ecolab, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

                  In the event that any person shall become (a) an Acquiring Person (except (i) pursuant to an offer for all outstanding shares of Common Stock which the independent directors of Ecolab determine to be fair to and otherwise in the best interest of Ecolab and its stockholders after receiving advice from one or more investment banking firms (a "Qualifying Offer") and
(ii) for certain persons who report their ownership on Schedule 13G under the Exchange Act or on Schedule 13D under the Exchange Act, provided that they do not state any intention to, or reserve the right to, control or influence Ecolab and such persons certify that they became an Acquiring Person inadvertently and they agree that they will not acquire any additional shares of Common Stock) or (b) an Adverse Person (either such event is referred to herein as a "Triggering Event"), then the Rights will "flip-in" and entitle each holder of a Right, except as provided below, to purchase, upon exercise at the then-current Purchase Price, that number of shares of Common Stock having a market value of two times such Purchase Price.

                  Any Rights beneficially owned at any time on or after the earlier of the Distribution Date and the Stock Acquisition Date by an Acquiring Person, an Adverse Person or an affiliate or associate of an Acquiring Person or an Adverse Person (whether or not such ownership is subsequently transferred) will become null and void upon the occurrence of a Triggering Event, and any holder of such Rights will have no right to exercise such Rights.

                  In the event that, following a Triggering Event, Ecolab is acquired in a merger or other business combination in which the Common Stock does not remain outstanding or is changed (other than a merger consummated pursuant to a Qualifying Offer) or 50% of the assets or earning power of Ecolab and its Subsidiaries (as defined in the Rights Agreement) (taken as a whole) is sold or otherwise transferred to any person (other than Ecolab or any Subsidiary of Ecolab) in one transaction or a series of related transactions, the Rights will "flip-over" and entitle each holder of a Right, except as provided in the preceding paragraph, to purchase, upon the exercise of the Right at the then-current Purchase Price, that number of shares of common stock of the acquiring company (or, in certain circumstances, one of its affiliates) which at the time of such transaction would have a market value of two times such Purchase Price.

                  The number of Rights associated with each share of Common Stock shall be proportionately adjusted after the Rights Record Date and prior to the Distribution Date (or earlier redemption or expiration of the Rights) for any (i) declaration of a dividend on the outstanding shares of Common Stock payable in shares of Common Stock, (ii) subdivision of the outstanding shares of Common Stock, or (iii) combination of the outstanding shares of Common Stock into a smaller number of shares, such that the number of Rights thereafter associated with each share of Common Stock following any such event shall equal the result obtained by multiplying the number of Rights associated with each share of Common Stock immediately prior to such event by a fraction, the numerator of which shall be the total number of shares of Common Stock outstanding immediately prior to the occurrence of the event and the denominator of which shall be the total number of shares of Common Stock outstanding immediately following the occurrence of such event. Upon distribution of the Stock Split, one-half (1/2) of a Right will be associated with each share of Common Stock.

                  In addition, the Purchase Price is subject to adjustment from time to time to prevent dilution upon the (i) declaration of a dividend on the Preferred Stock payable in shares of Preferred Stock, (ii) subdivision of the outstanding Preferred Stock, (iii) combination of the outstanding Preferred Stock into a smaller number of shares, (iv) issuance of any shares of Ecolab's capital stock in a reclassification of the Preferred Stock (including any such reclassification in connection with a consolidation or merger in which Ecolab is the continuing or surviving corporation), (v) grant to holders of the Preferred Stock of certain rights, options, or warrants to subscribe for Preferred Stock or securities convertible into Preferred Stock at less than the current market price of the Preferred Stock or
(vi) distribution to holders of the Preferred Stock or other evidences of indebtedness, cash (other than a regular quarterly cash dividend payable out of the earnings or retained earnings of Ecolab), subscription rights, warrants, or assets (other than a dividend payable in Preferred Stock, but including any dividend payable in stock other than Preferred Stock).

                  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% of the Purchase Price. At any time until the earlier of (i) 10 days following the Stock Acquisition Date and (ii) the Expiration Date, Ecolab may redeem the Rights in whole, but not in part, at a price of $.01 per Right. Ecolab may, at its option, pay the redemption price in cash, shares of Common Stock (based on the current market price of the Common Stock at the time of redemption) or any other form of consideration deemed appropriate by the Board of Directors of Ecolab. Immediately upon the action of Ecolab's Board of Directors ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the applicable redemption price. In addition, after a Triggering Event, at the election of the Board of Directors of Ecolab, the outstanding Rights (other than those beneficially owned by an Acquiring Person, Adverse Person or an affiliate or associate of an Acquiring Person or Adverse Person) may be exchanged, in whole or in part, for shares of Common Stock, or shares of preferred stock of Ecolab having essentially the same value or economic rights as such shares. Immediately upon the action of the Board of Directors of Ecolab authorizing any such exchange, and without any further action or any notice, the Rights (other than Rights which are not subject to such exchange) will terminate and such Rights will only entitle holders to receive the shares issuable upon such exchange.

                  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of Ecolab, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to Ecolab, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of Ecolab or for common stock of the acquiring company as set forth above.

                  At any time prior to the Distribution Date, Ecolab may, without the approval of any holder of the Rights, supplement or amend any provision of the Rights Agreement. Thereafter, the Rights Agreement may be amended only (i) to cure ambiguities, (ii) to correct inconsistent provisions, (iii) to shorten or lengthen any time period thereunder or (iv) in ways that do not adversely affect the Rights holders (other than an Acquiring Person or Adverse Person). From and after the Distribution Date, the Rights Agreement may not be amended to lengthen (A) a time period relating to when the Rights may be redeemed at such time as the Rights are not then redeemable, or (B) any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of Rights (other than an Acquiring Person or Adverse Person.)

                  The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire Ecolab on terms not approved by Ecolab's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of Ecolab since the Board of Directors may, at its option, at any time until ten days following the Stock Acquisition Date, redeem all, but no less than all, of the then outstanding Rights at the applicable redemption price.

                  GCS does not have a similar stock purchase rights plan in place.

VOTING RIGHTS; PREEMPTIVE RIGHTS; CUMULATIVE VOTING; SPECIAL VOTING PROVISIONS

                  The holders of both Ecolab Common Stock and GCS Common Stock are entitled to one vote per share with respect to all matters submitted to a vote of the Ecolab and GCS stockholders, respectively. Neither the Ecolab stockholders nor the GCS stockholders have preemptive rights with respect to unissued shares of capital stock. Moreover, cumulative voting is not authorized under either the Ecolab Restated Certificate of Incorporation or GCS Certificate of Incorporation.

                  Article IV of the Ecolab Charter requires the approval of at least 80% of the outstanding shares of Ecolab Common Stock entitled to vote if a transaction involves a Business Combination (as hereinafter defined) with, or proposed by or on behalf of, any Interested Stockholder (as hereinafter defined) or any Affiliate or Associate (as hereinafter defined) of any Interested Stockholder or any person who thereafter would be an Affiliate or Associate of such Interested Stockholder, unless certain fair price criteria and procedural requirements are satisfied or the transaction is approved by a majority of Continuing Directors (as hereinafter defined).

                  An "Interested Stockholder" is any person who (a) is the beneficial owner, directly or indirectly, of more than ten percent (10%) of the voting power of the outstanding Voting Stock; or (b) is an Affiliate of Ecolab and at any time within the two-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of ten percent (10%) or more of the voting power of the then outstanding voting stock; or (c) is an assignee of or has otherwise succeeded to any shares of voting stock which were at any time within the two-year period immediately prior to the date in question beneficially owned by an Interested Stockholder, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933. A "Business Combination" includes certain transactions with or proposed by or on behalf of an Interested Stockholder or related parties, including, among others,
(i) a merger or consolidation of

Ecolab or any subsidiary; (ii) the sale or disposition by Ecolab or any subsidiary of any assets or securities having an aggregate fair market value of $10 million or more; (iii) the adoption of any plan or proposal for the liquidation or dissolution of Ecolab proposed by or on behalf of an Interested Stockholder or any Affiliate of any Interested Stockholder; or
(iv) any reclassification of securities, recapitalization, merger or other transaction with the effect, directly or indirectly, of increasing an Interested Stockholder's proportionate share of the outstanding capital stock of Ecolab or a subsidiary. A "Continuing Director" is a member of the Board of Directors who is unaffiliated with an Interested Stockholder or was a director before any Interested Stockholder became an Interested Stockholder and any successor of a Continuing Director, while such successor is a member of the Board, who is unaffiliated with the Interested Stockholder and is recommended or elected to succeed by a majority of Continuing Directors.

                  The Business Combination provisions of the Ecolab Charter are intended to prevent certain of the potential inequities of Business Combinations that are part of "two-step" transactions. In the absence of such provisions, a purchaser who acquired control of Ecolab could subsequently, by virtue of such control, force the remaining stockholders to sell or exchange their shares at a price that would not reflect any premium such purchaser may have paid in order to acquire its controlling interest. Such provisions may also discourage the accumulation of large blocks of Ecolab's stock which could be disruptive to the stability of Ecolab's important relationships with its employees, customers and the communities that it serves. Such an accumulation could precipitate a change of control of Ecolab on terms unfavorable to Ecolab's other stockholders.

                  The Business Combination provisions of the Ecolab Charter may render more difficult or discourage a merger with or takeover of Ecolab, the acquisition of control of Ecolab by a large stockholder and the removal of incumbent management. Such provisions would also discourage some takeover attempts by persons who intend to acquire Ecolab in two steps and eliminate remaining stockholder interests by means of a Business Combination involving less consideration per share than the acquiring person would propose to pay for its initial interest in Ecolab equal to or greater than 10% (but less than 100%) of the outstanding voting stock of Ecolab. To the extent that this provision discourages certain business combinations, Ecolab's stockholders may be deprived of higher market prices for their stock that often prevail as a result of such events.

                  Pursuant to an agreement between Ecolab and Henkel (the "Stockholders Agreement"), Henkel has agreed to vote its shares, in the case of election of directors of the Company (as described below) or certain stockholder proposals, in accordance with the recommendation or directions of the Ecolab Board. In all other cases, except with respect to certain "strategic transactions," Henkel may vote, at its option, either in accordance with the recommendation of the Ecolab Board or pro rata in the same manner and proportion that votes of the stockholders of Ecolab (other than Henkel and officers or directors of Ecolab) have been cast. Any vote with respect to "strategic transactions" (among other things, an increase in the authorized shares or an amendment to the Ecolab Restated Certificate of Incorporation, as well as a disposition, recapitalization or dissolution of Ecolab or other transactions which could have a material adverse effect upon Henkel's investment in the Ecolab Common Stock) may be cast at Henkel's sole discretion.

BOARD OF DIRECTORS

                  The Ecolab Board is divided into three classes and currently consists of thirteen directors who serve for three-year terms. The number of directors on the Ecolab Board is subject to change by action of the Ecolab Board in its discretion. Pursuant to the Stockholders Agreement, a 24% stockholder of Ecolab, Henkel is entitled to designate nominees for election to the Company's Board of Directors proportionate to its holding. Currently, Henkel has designated three of Ecolab's thirteen directors. The GCS Board is not classified and consists of four directors who serve for one year terms. The number of directors on the GCS Board is subject to change by action of the GCS Board but cannot be less than four.

REMOVAL OF DIRECTORS

                  Under the Ecolab Restated Certificate of Incorporation and Bylaws, any director may be removed from office, but only for cause, and only upon the affirmative vote of the holders of a majority of the shares entitled to vote thereon. Under the GCS Bylaws, any director may be removed at any time, with or without cause, by the holders of a majority or the shares entitled to vote thereon.

NEWLY-CREATED DIRECTORSHIPS AND VACANCIES

                  Under the Ecolab Bylaws and Restated Certificate of Incorporation and the GCS Bylaws, any vacancy occurring on the board may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum. Under the Ecolab Bylaws, newly-created directorships are required to be filled by the affirmative vote of a majority of the directors though less than a quorum. Under the GCS Bylaws, newly-created directorships may be filled by the vote of a majority of either the GCS Board or the GCS stockholders, depending upon whether such election takes place at a meeting of the GCS Board or the GCS stockholders.

NOMINATION OF DIRECTORS

                  Ecolab directors may be nominated by the Board of Directors or a Committee appointed by the Board of directors. Ecolab Bylaws allow stockholders to submit a nominee for election to the Board of Directors at an Annual Meeting only if such nomination is submitted in writing and contains certain information pertaining to the stockholder nominator and the director nominee as specified in the Bylaws and such proposal is received by Ecolab not less than 90, nor more than 135, days prior to the one-year anniversary date of the preceding Annual Meeting. The GCS directors may be nominated by the board of directors or a committee appointed by the board of directors or by any stockholder entitled to vote in the election of directors generally.

STOCKHOLDER PROPOSALS

                  Ecolab stockholders may have proposals considered at an annual meeting in accordance with the Ecolab Bylaws, the DGCL and the Federal securities laws. The Ecolab Bylaws allow Stockholders to submit a proposal for consideration at its annual meeting only if such proposal is a proper one for consideration by stockholders, is in writing containing certain information specified in the Bylaws pertaining to the proponent and the proposal and is received by Ecolab not less than 90, nor more than 135, days prior to the one year anniversary date of the preceding annual meeting. GCS stockholders may have proposals considered at an annual meeting in accordance with the DGCL.

SPECIAL MEETINGS OF THE STOCKHOLDERS

                  Under the Ecolab Bylaws, a special meeting of the stockholders may be called by either the Ecolab Board or the chairman of the Ecolab Board and must be called upon written request by the holders of 80% of the outstanding Ecolab Common Stock. Under the GCS Bylaws, a special meeting of the stockholders may be called by the President or the GCS Board and must be called upon the request of holders of 25% or more of the outstanding GCS Common Stock.

STOCKHOLDER ACTION BY WRITTEN CONSENT

                  Under both the Ecolab Bylaws and the GCS Bylaws, any action that may be taken at a meeting of Ecolab's or GCS' stockholders may be taken without a meeting of stockholders if a written consent setting forth the action to be taken is signed by the holders of not less than the minimum number of votes that would be necessary to take such action at a meeting of stockholders.

LIMITATION ON DIRECTOR'S LIABILITY

                  The Ecolab Restated Certificate of Incorporation provides for a limitation of director liability to Ecolab or its stockholders to the fullest extent permitted by the DGCL. The DGCL permits a corporation to provide in its certificate of incorporation that a director shall not be personally liable for monetary damages stemming from breaches of fiduciary duties. Under the DGCL, a charter provision limiting directorial liability cannot relieve a director of personal liability for (i) any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) unlawful payment of dividends or unlawful repurchases of stock or; (iv) any transactions from which the director derived an improper personal benefit.

                  The GCS Certificate of Incorporation provides that no director of the corporation shall be liable to GCS or its stockholders for monetary damages for breach of fiduciary duty except for breaches of the duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, any violation of Section 174 of the DGCL or any transactions from which an improper personal benefit was derived.

INDEMNIFICATION

                  The Ecolab Bylaws provide that Ecolab will indemnify, to the fullest extent permissible under the DGCL, any person who is a party to, or is threatened to be made a party to, any action, suit or proceeding (whether civil, criminal, administrative, investigative or other) by reason of the fact that he or she is or was a director or officer of Ecolab or while a director or officer of Ecolab is or was serving at the request of Ecolab as a director, officer, employee or agent of another corporation, as its representative in another enterprise against all costs reasonably incurred or suffered by such person. Furthermore, Ecolab has directors and officers liability insurance which protects each director or officer from certain claims and suits, including stockholder derivative suits, even where the director may be determined to not be entitled to indemnification under the DGCL and claims and suits arising under the Securities Act. The policy may also afford coverage under circumstances where the facts do not justify a finding that the director or officer acted in good faith and in a manner that was in or not opposed to the best interests of Ecolab.

                  Ecolab has entered into indemnification agreements with each of its directors (the "Indemnification Agreements"). The Indemnification Agreements provide for the prompt indemnification "to the fullest extent permitted by law" and for the prompt advancement of expenses, including attorneys' fees and other costs, expenses and obligations paid or incurred in connection with investigating, defending, being a witness or participating in (including on appeal) any threatened, pending or completed action, suit or proceeding related to the fact that such director is or was a director, officer, employee, trustee, agent or fiduciary of Ecolab or is or was serving at the request of Ecolab as a director, officer, employee, trustee, agent or fiduciary of another corporation, partnership, joint venture, employee benefit plan trust or other enterprise, or by reason of anything done or not done by a director in any such capacity. The Indemnification Agreements further provide that Ecolab has the burden of proving that a director is not entitled to indemnification in any particular case.

                  The GCS Bylaws provide that GCS will indemnify, to the fullest extent permissible under the DGCL, any person who is a party to, or is threatened to be made a party to, any action, suit, or proceeding (whether civil, criminal, administrative, investigative or other) by reason of the fact that he or she is or was a director or officer of GCS or while a director or officer of GCS is or was serving at the request of GCS as a director, officer, employer or agent of another corporation or as its representative in another enterprise against all costs reasonably incurred or suffered by such person.

                               DESCRIPTION OF GCS

GENERAL

                  GCS was incorporated in California as Gas Consumers Service, Inc. in 1926. Its name was changed to GCS Service, Inc. in 1978 and was redomesticated to Delaware in 1991. Its headquarters are located at 100 Mill Plain Road, Danbury, CT 06811. Its telephone number is (203)792-4599.

                  In 1996, the company merged with its parent Tyfam, Inc. (Tyfam) in order to streamline its corporate structure. GCS was the surviving corporation. Tyfam owned 83.2% of GCS which was distributed proportionately to the stockholders of Tyfam. GCS owned certain shares of Tyfam stock which had a carrying value at September 30, 1995 of $3,438,935 and was recorded as a reduction to retained earnings.

                  In 1995, GCS entered into an agreement to repurchase all of GCS stock and Tyfam stock held by Barton P. Tyler (the former president of GCS). The negotiated cost to GCS of the stock repurchase was $3,786,480, $846,183 of which was allocated to Barton Tyler's common stock holdings in GCS and was recorded as part of GCS's treasury stock, and $2,940,297 was allocated to his common stock ownership in Tyfam, Inc. and was reflected as an investment in GCS's parent at September 30, 1995. The stock purchase agreement required the Company to make a $150,000 initial payment followed by monthly payments of $55,181 (which includes principal and interest) for a period of eight years commencing on June 1, 1995.

                  In 1995, GCS entered into a $4,550,000 revolving line of credit and term loan with Bank of New York. The loan facility is secured by the GCS's inventory and accounts receivable. The loan agreement requires GCS to maintain certain minimum working capital, tangible net worth and debt ratios. It also restricts new borrowings, payment of dividends and redemption and issuances of capital stock in excess of $150,000 per year. Borrowings under this line of credit are based on eligible accounts receivable and inventory and are guaranteed by the principal stockholder of the GCS.

BUSINESS

                  GCS believes it is the largest independent commercial food preparation, refrigeration and warewashing service company in the United States. GCS operates through 28 branches located in major metropolitan areas. Each branch also operates a parts department which sells replacement parts for commercial cooking, refrigeration and dishwashing equipment.

                                                 1997              1996              1995
                                                 ----              ----              ----
         Service Department Sales            $ 34,207,835      $ 30,228,004      $ 28,546,212

         Parts Department Sales                13,920,528        13,305,926        12,592,723

         GCS's primary customers are manufacturers of commercial cooking, refrigeration and dishwashing equipment and their customers: commercial food service operators, including quick service restaurants, full service restaurants, hotels, universities and nursing homes.

         Parts and supplies needed by GCS to conduct its business are widely available through various channels of distribution. Most parts are purchased from the original equipment manufacturers whose products are serviced by the GCS.

         GCS's inventory consists primarily of replacement parts for commercial cooking, refrigeration and dishwashing equipment. In order to provide quick service and to fulfill contractual obligations to equipment manufacturers, a large percentage of the company's inventory is stored on GCS's service vehicles with the balance stored at the local branch office. Generally, GCS does not warehouse inventory in centralized locations.

         Substantially all of the vehicles in use by GCS are leased.

         Inventory and accounts receivable are the GSC' primary assets.

         GCS extends short term credit to most of its customers who are billed after the completion of each service call and generally given thirty
(30) days to pay.

CUSTOMERS AND COMPETITION

         GCS' largest customers are Welbilt, a subsidiary of Berisford (BRFD-LSE), Middleby Marshall (MBY) and Premark (PMI). Each of these companies manufacture cooking, refrigeration and dishwashing equipment and contract with the Company for repair services and parts distribution.

         GCS believes there is more demand for food equipment service than there are companies providing that service. As a result, the principal method of competition in the industry is performance relative to customer expectations. GCS is the largest servicer, unaffiliated with a manufacturer of food equipment, in the U.S. It has a strong reputation for fast, quality customer service.

         GCS provides service within a fifty (50) mile radius of the following metropolitan areas:

                  Atlanta, GA                 Orlando, FL
                  Baltimore, MD               Philadelphia, PA
                  Boston, MA                  Phoenix, AZ
                  Chicago, IL                 Pittsburgh, PA
                  Dallas, TX                  Richmond, VA
                  Denver, CO                  Roanoke, VA
                  Detroit, MI                 Saint Louis, MO
                  Los Angeles, CA             San Diego, CA
                  New York, NY                San Francisco, CA
                  Harrisburg, PA              Santa Ana, CA
                  Hartford, CT                Springfield, MA
                  Houston, TX                 Tampa, FL
                  Kansas, City, MO            Virginia Beach, VA
                  Miami, FL                   Washington, DC

In each of these areas GCS competes with multiple smaller competitors, none of whom operate in more than three of the same areas that GCS operates in. Food equipment manufacturers who provide their own service with company personnel compete with GCS in many or all of these markets; however, the brands and types of equipment serviced are significantly different.

EMPLOYEES

         GCS has 383 employees. The largest segment of the Company's workforce are field service technicians, including many certified by the Environmental Protection Agency to reclaim and recycle refrigerants. GCS believes it is in compliance with all material, federal, state and local licensing requirements, labor law and environmental laws as they apply to its work force and industry. In March 1998, the Company's Chief Financial Officer was terminated. At that time the shares of GCS Common Stock and Company Options owned by him were repurchased pursuant to a pre-existing agreement.

PROPERTIES

GCS owns a facility in Philadelphia, Pennsylvania consisting of 10,000 s.f. of combined office and warehouse space.

LEGAL PROCEEDINGS

         The Company is not involved in, nor is it aware of, any litigation or impending litigation that the Company believes would have a material adverse effect on the Company's results of operations and financial condition.



           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

OVERVIEW

         GCS is a third-party field service company operating a network of branch offices throughout the United States. The primary business conducted by each office is the repair of commercial cooking, refrigeration and warewashing equipment, usually on each customer's premises. In addition, each office operates a parts department which sells parts for commercial cooking, refrigeration and warewashing equipment to others.

         The primary customers of the Company are manufacturers of commercial cooking, refrigeration and warewashing equipment and their customers and commercial food service operators, including quick service restaurants, full service restaurants, hotels, universities and nursing homes.

         The largest segment of the Company's workforce is comprised of field service technicians, including many certified by the Environmental Protection Agency to reclaim and recycle refrigerants. The Company believes it is in compliance with federal, state and local licensing requirements, labor law and environmental laws as they apply to its work force and industry.

         Inventory and accounts receivable are the Company's significant assets. The Company's inventory consists of replacement parts for commercial cooking, refrigeration and warewashing equipment. In order to provide timely repairs, and to fulfill contractual obligations to equipment manufacturers, a large percentage of the inventory is maintained on Company leased trucks, driven by the service technicians, with the remainder held at the Company's branch offices so that they are available locally. Generally the Company does not centralize inventory. Substantially all vehicles in use by the Company are leased.

         The Company extends short term credit to most of its customers.

SIX MONTHS ENDED MARCH 31, 1998
COMPARED TO SIX MONTHS ENDED MARCH 31, 1997

         Results discussed in this section have not been audited, except as part of the audit of the full fiscal year ended September 30, 1997.

         Sales for the six months ended March 31, 1998 were $24,928,591, 7.3% above the same period sales of the prior fiscal year. The increase was primarily due to volume increases at several branches. Sales for the remainder of fiscal 1998 are expected to level off.

         Gross profit as a percent of sales was 33.7% for the six months ended March 31, 1998 compared to 34.5% for the same period in the prior fiscal year. The decrease in the gross margin from period to period is reflective of inflationary increases in servicemen and contract labor salaries as well as material cost, partially offset by inflationary sale price increases to the Company's customers.

         Selling, general and administrative expenses were up 16.0% compared to the same period a year ago. The increased costs were required to support the increase in sales for the six months ended March 31, 1998. As a percent of sales, selling, general and administrative expenses were 2.3% higher for the six-month period ended March 31, 1998 as compared to the same period in the prior year primarily as a result of the receipt of a rebate for workers' compensation insurance premiums during the six months ended March 31, 1997, due to favorable claims experience.

         Interest expense incurred by the Company was $238,808 and $262,708 for the six months ended March 31, 1998 and March 31, 1997, respectively. The decrease for the six-month period ended March 31, 1998 is reflective of lower debt levels as compared to the six months ended March 31, 1997.

         Income from operations for the six months ended March 31, 1998 of $879,466 was 42.8% lower than the same period a year ago relecting the lower gross margin performance and the rebate of the insurance premiums previously discussed above.

         The effective tax rate for the six months ended March 31, 1998 was 42.0%, compared to 43.8% for the six months ended March 31, 1997. The higher effective rate in 1997 was the result of conservative provisioning during that period.

FISCAL YEAR ENDED SEPTEMBER 30, 1997
COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 1996

         Sales for fiscal year 1997 were $48,128,363, an increase of 10.6% from fiscal year 1996. The increase was primarily driven by higher service sales of approximately $3,700,000 due to the upgrade of over 1,000 conveyor ovens by a national quick service restaurant chain which the Company provided service for in 1997.

         Gross profit as a percent of sales was 35.4% for fiscal year 1997 versus 36.1% for fiscal year 1996. The decrease is primarily a result of higher indirect costs attributable to service truck maintenance and depreciation expenses.

         Selling, general and administrative expenses were up slightly less than 1% from the prior year, but down 2.7% as a percent of sales reflective of a gain recognized in 1997 on the sale property in Cambridge, Massachusetts and the effect of cost reductions at the Company's corporate headquarters.

         Interest expense incurred by the Company of $492,484 and $511,983 for fiscal year 1997 and fiscal year 1996, respectively, primarily related to a note payable to a former officer and the Company's revolving line of credit.

         The effective tax rate for fiscal year 1997 was 45.3%, compared to 44.6% for fiscal year 1996. The higher effective rate in 1997 was the result of conservative provisioning during the year.

FISCAL YEAR ENDED SEPTEMBER 30, 1996
COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 1995

         Sales for fiscal year 1996 were $43,533,930, an increase of $2,394,995 or 5.8% from fiscal year 1995. The increase was primarily driven by higher service and direct sale merchandise business, but was negatively impacted by the closing of the Company's Indianapolis, Indiana branch office effective September 30, 1995. The Indianapolis branch had sales during the fiscal year ended September 30, 1995 of approximately $1,056,000.

         Gross profits as a percent of sales was 36.1% for fiscal year 1996 versus 35.4% for fiscal year 1995. The slight increase is primarily a result of reduced direct labor fringe benefit costs inclusive of a reduction in workers' compensation costs due to favorable claims experience.

         Selling, general and administrative expenses were 30.7% of sales in fiscal year 1996 versus 31.8% of sales in fiscal year 1995. During 1996, the Company experienced a significant reduction in bad debt expenses as a result of improved credit and collections which caused the decrease as a percent of sales from 1995 to 1996.

         Interest expense incurred by the Company was $511,983 and $131,402 for fiscal year 1996 and fiscal year 1995, respectively. The increase in interest expense was due to the repurchase of the Company's stock from a former officer of the Company which was financed with the former officer beginning June 1, 1995, and increased borrowings under the Company's revolving line of credit during fiscal year 1996.

         The effective tax rate for fiscal year 1996 was 44.6%, compared to 41.3% for fiscal year 1995. The higher effective rate in fiscal year 1996 included an adjustment for state deferred taxes.

FINANCIAL CONDITION

CASH FLOWS FROM OPERATING ACTIVITIES

         Over the last three and a half years (inclusive of the six month period ended March 31, 1998) cash flows from operating activities were $2,545,981. These funds were used primarily for the payment of capital expenditures, working capital and debt service.

SIX MONTHS ENDED MARCH 31, 1998 VERSUS
SIX MONTHS ENDED MARCH 31, 1997

         Cash flows from operating activities were $86,397 for the six months ended March 31, 1998 compared to $(11,973) for the six months ended March 31, 1997. The fluctuation from period to period is reflective of lower net income for the period ended March 31, 1998 offset by variability in the management of working capital.

FISCAL YEAR ENDED SEPTEMBER 30, 1997 VERSUS
FISCAL YEAR ENDED SEPTEMBER 30, 1996

         Cash flows from operating activities for fiscal year 1997 were $1,317,776 compared to $202,991 for fiscal year 1996. The increase over 1996 was primarily due to an increase in net income, the timing of taxes payable and reduced inventory purchases in fiscal year 1997. During fiscal year 1997, cash flows from operations was principally used to fund capital expenditures and working capital.

FISCAL YEAR ENDED SEPTEMBER 30, 1996 VERSUS
FISCAL YEAR ENDED SEPTEMBER 30, 1995

         Cash flows from operating activities for fiscal year 1996 were $202,991 compared to $938,817 for fiscal year 1995. The decrease from fiscal year 1995 is mainly attributable to higher inventory balances during fiscal year 1996 which accounted for a net cash outflow of $1,238,558. During fiscal year 1996, cash flows from operations was principally used to fund capital expenditures, debt service and working capital.

LIQUIDITY AND CAPITAL RESOURCES

         In June of 1995, the Company utilized an opportunity to repurchase all of the stock of the Company held by the former president and Tyfam, Inc. The agreement entered into resulted in a negotiated cost of the repurchase of $3,786,480. The stock purchase agreement required the Company to make a $150,000 initial payment followed by monthly payments of $55,181 for a period of eight years. Since then, the Company has continued to utilize the availability of its revolving line of credit totaling $4,550,000 at March 31, 1998, of which $1,918,660 was available as of that date.

         Cash flows from operations and the ability to borrow from a variety of sources should provide the Company with the liquidity to continue the investments necessary to meet the Company's long-term strategic goals.

YEAR 2000

         The Company recognizes the need to ensure its operations will not be adversely impacted by Year 2000 software failures. Software failures due to processing errors potentially arising from calculations using the Year 2000 date are a known risk. The Company has addressed this risk to the availability and integrity of financial systems and the reliability of operational systems. The Company had previously decided to upgrade its computer systems. The Company believes that these upgrades may allow it to achieve Year 2000 compliance. The cost of these upgrades, which are currently in progress and expected to be completed during 1999, are not material to the Company's result of operations or financial position. Remaining expenditures are expected to be less than $200,000. Based on current information, the Company believes that no significant additional expenditures may be required to specifically achieve Year 2000 compliance.

       GCS SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth as of May 12, 1998, 1998 information concerning each person known by GCS to own beneficially more than 5% of the outstanding shares of GCS Common Stock and the beneficial ownership of GCS Common Stock for individual GCS directors, executive officers and all directors and executive officers of GCS as a group. Except as otherwise noted, the named beneficial owner has sole voting and investment power with respect to the shares listed.


                                                                                   COMMON STOCK
                                                                        -----------------------------------
                                                                        Number of                  Percent
         Name and Address of Beneficial Owner                           Shares Owned               of Class
         ------------------------------------                           ------------               --------
         Wesley B. Tyler (1)                                                 113,008                  70.1%
         100 Mill Plain Road
         Danbury, Connecticut 06810

         Gregory Gould                                                            --                    --

         Nir E. Margalit                                                          --                    --

         Sam A. Mazzilli                                                          --                    --

         James A. O'Brien (2)                                                 18,700                  11.6%

         James J. Rowland                                                         --                    --

         Ursula Stritzel                                                          --                    --

         Parker R. Tyler, Jr.                                                     --                    --

         All directors and executive officers                                -------                 -------
                  of the Company as a group (9 persons)                      131,708                  81.7%


         --------------
         (1) Includes 1,800, 1,800, 1,800 and 1,300 shares held in trust for Mr. Tyler's children Elizabeth, Philip, Stephen and Kevin Tyler, respectively.


         (2) Includes shares issuable upon exercise of options. Such options must be exercised at or prior to the Merger or they will be cancelled.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Certain matters discussed herein are forward-looking statements that involve risks and uncertainties. Such forward-looking statements may be identified by the use of terminology such as "may," "will," "expect," "anticipate," "intend," "designed," "estimate," "should," or "continue" or the negatives thereof or other variations or comparable terms. These forward-looking statements involve certain risks and uncertainties and other factors which may cause actual results, performance or achievements of the company, or industry results, to differ materially from those contemplated or projected, forecast, estimated or budgeted or implied in such forward-looking statements including, among others, the following possibilities: (i) heightened competition, including specifically the intensification of price competition, the entry of new competitors and the formation of new products by new and existing competitors; (ii) adverse state and federal legislation and regulation; (iii) failure to obtain new customers or retain existing customers; (iv) inability to carry out marketing and/or expansion plans; (v) loss of key executives; (vi) changes in interest rates; (vii) general economic and business conditions which are less favorable than expected and
(viii) unanticipated changes in industry trends. In addition, factors that could cause actual results of GCS (assuming consummation of the merger) to differ materially from those contemplated by or projected, forecast, estimated or budgeted in forward-looking statements relating to the results of operations and business of GCS following the merger, including (a) cost savings that will be realized from the merger (see "THE MERGER -Reasons for the Merger; Recommendation of the Board") and (b) costs associated with the merger, including, among others, the following possibilities: (i) the expected cost savings to be realized through combining certain functions of both Ecolab and GCS cannot be fully realized because the changes are not made or unanticipated offsetting costs are incurred and (ii) costs or difficulties related to the integration of the businesses of Ecolab and GCS are greater than expected.

                    INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

         The financial statements of GCS as of September 30, 1997 and 1996, and for each of the years in the three-year period ended September 30, 1997 have been included in this Proxy Statement/Prospectus in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. It is expected that representatives of KPMG Peat Marwick LLP will be present at the Special Meeting both to respond to appropriate questions of stockholders of GCS and to make a statement if they so desire.

         The consolidated financial statements and related financial statement schedule of Ecolab, which are included or incorporated by reference in Ecolab's Annual Report on Form 10-K for the year ended December 31, 1997, and incorporated herein and in the Registration Statement by reference, have been audited by Coopers & Lybrand L.L.P., independent accountants, for the periods indicated in such firm's reports thereon. The consolidated financial statements and financial statement schedule audited by Coopers & Lybrand L.L.P. have been incorporated herein and in the Registration Statement by reference in reliance on such firm's reports given upon their authority as experts in accounting and auditing.

         With respect to unaudited interim financial information of Ecolab incorporated here and in the Registration Statement by reference, Coopers & Lybrand L.L.P. has reported that they have applied limited procedures in accordance with professional standards for reviews on such information. However, their separate reports, incorporated herein and in the Registration Statement by reference, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. The independent accountants are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because each such report is not a "report" or a "part" of the Registration Statement prepared or certified by the independent accounts within the meanings of Section 7 and 11 of the Securities Act.

         In addition, the combined financial statements and financial statement schedule of the Henkel-Ecolab Joint Venture, which are included in Ecolab's Annual Report on Form 10-K for the year ended December 31, 1997, and incorporated herein and in the Registration Statement by reference, have been audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprufungsgesellschaft, independent accountants for the period indicated in such firm's reports thereon. The combined financial statements and financial statement schedule audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprufungsgesellschaft have been incorporated herein and in the Registration Statement by reference in reliance on such firm's reports given upon their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         Information regarding Ecolab, including historical financial statements and detailed descriptions of the business of Ecolab is included in documents other than this Proxy Statement/Prospectus. Ecolab files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy reports, statements or other information Ecolab files at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC- 0330 for further information on the public reference rooms. Ecolab's filings are also available to the public from commercial document retrieval services and are available to the public at the website maintained by the SEC at "http://www.sec.gov."

         As a private company, GCS does not file nor make publicly available information regarding GCS or its operations. Therefore, all requests for information other than that contained in this Proxy Statement/Prospectus on Form S-4 filed by Ecolab should be directed to: GCS Service, Inc., 100 Mill Plain Road, Danbury, Connecticut 06811, Attn: Secretary, or (203) 792-4599.]

         NEITHER ECOLAB NOR GCS HAS AUTHORIZED ANYONE TO GIVE ANY INFORMATION DIFFERENT FROM THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS. THIS PROXY STATEMENT/PROSPECTUS IS DATED JUNE ___, 1998. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY LATER DATE, AND THE MAILING OF THIS PROXY STATEMENT/PROSPECTUS TO STOCKHOLDERS SHALL NOT CREATE ANY IMPLICATION TO THE CONTRARY.

         The Commission allows Ecolab to "incorporate by reference" information into this proxy statement, which means that Ecolab can disclose important information by referring you to another document filed separately with the Commission. Information incorporated by reference is considered part of this proxy statement, except to the extent that the information is superseded by information in this proxy statement. This proxy statement incorporates by reference the information contained in the following documents previously filed by Ecolab with the Commission (Commission file number 1-9328):

         Ecolab's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1998.

         Ecolab's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

         Ecolab's Form 8-A/A dated November 21, 1997, which constitutes Amendment No. 7 to Ecolab's Registration Statement on Form 8-A dated November 17, 1986. Ecolab's Form 8-A/A dated December 18, 1997, which constitutes Amendment No. 1 to Ecolab's Registration Statement on Form 8-A dated February 27, 1996.

         Ecolab also incorporates by reference the information contained in all other documents Ecolab files with the Commission after the date of this proxy statement and before the Special Meeting. The information contained in any such document will be considered part of this proxy statement from the date the document is filed and will supplement or amend the information contained in this proxy statement.

         IF YOU ARE A STOCKHOLDER OF ECOLAB OR OF GCS AND WOULD LIKE TO RECEIVE A COPY OF ANY DOCUMENT INCORPORATED BY REFERENCE INTO THIS PROXY STATEMENT (WHICH WILL NOT INCLUDE ANY OF THE EXHIBITS TO THE DOCUMENT OTHER THAN THOSE EXHIBITS THAT ARE THEMSELVES SPECIFICALLY INCORPORATED BY REFERENCE INTO THIS PROXY STATEMENT), YOU SHOULD CALL OR WRITE TO ECOLAB INC., ECOLAB CENTER, 370 N. WABASHA STREET, ST. PAUL, MINNESOTA 55102,
ATTENTION: CORPORATE SECRETARY (TELEPHONE: (612) 293-2125). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS YOU REQUEST, YOU SHOULD MAKE YOUR REQUEST BY ______, 1998.

                                  LEGAL MATTERS

         The legality of the shares of Ecolab Common Stock to be issued in the Merger will be passed upon for Ecolab by Kenneth A. Iverson, Vice President and Secretary of Ecolab Inc.

INDEX TO FINANCIAL STATEMENTS


INDEPENDENT AUDITORS' REPORT.......................................F-6, F-19

UNAUDITED FINANCIAL STATEMENTS:
        Balance Sheets as of March 31, 1998 and 1997....................F-2
        Statements of Income for the Six-Month Periods ended
           March 31, 1998 and 1997......................................F-3
        Statements of Cash Flows for the Six-Month Periods ended
           March 31, 1998 and 1997......................................F-4
        Notes to Financial Statements...................................F-5

1997 AND 1996 FINANCIAL STATEMENTS:
        Balance Sheets as of September 30, 1997 and 1996................F-7
        Statements of Income for the Years Ended
           September 30, 1997 and 1996 .................................F-8
        Statements of Stockholders' Equity
           for the Years Ended September 30, 1997 and 1996..............F-9
        Statements of Cash Flows
           for the Years Ended September 30, 1997 and 1996..............F-10
        Notes to Financial Statements...................................F-11

1996 AND 1995 FINANCIAL STATEMENTS:
        Balance Sheets as of September 30, 1996 and 1995................F-20
        Statements of Income
           for the Years Ended September 30, 1996 and 1995..............F-21
        Statements of Stockholders' Equity
           for the Years Ended September 30, 1996 and 1995..............F-22
        Statements of Cash Flows
           for the Years Ended September 30, 1996 and 1995..............F-23
        Notes to Financial Statements...................................F-24

                                    GCS SERVICE, INC.

                                Balance Sheets(Unaudited)
                          As of March 31, 1998 and March 31, 1997



ASSETS                                                 1998             1997
                                                       ----             ----
Current Assets:
        Cash                                         $   860,086       $   410,156
        Trade accounts receivable, less allowance
            for doubtful accounts of $475,028
            in 1998 and 1997                           6,018,404         6,147,963
        Inventory, net                                 6,220,656         5,990,934
        Deferred income taxes                            426,000           324,000
        Prepaid income taxes                                -              494,826
        Prepaid expenses and other current assets         95,982            88,168
                                                     -----------       -----------
              Total current assets                    13,621,128        13,456,047

        Property and equipment, net                    1,068,467           977,409
        Other assets:
              Deferred income taxes                      576,000           570,000
              Security deposits and other                 16,535           203,083
              Note receivable                            170,546           124,630
                                                     -----------       -----------

                                                     $15,452,676       $15,331,169
                                                     -----------       -----------
                                                     -----------       -----------

LIABILITIES AND STOCKHOLDERS' EQUITY
        Current Liabilities:
              Accounts payable                       $ 2,666,254       $ 2,128,021
              Accrued expenses                           742,429         1,649,522
              Income taxes payable                       269,076           519,656
              Current portion of long-term debt          577,414           602,868
                                                     -----------       -----------

                Total current liabilities              4,255,173         4,900,067

        Long-term liabilities:
              Long-term debt, net of current portion   4,717,445         5,201,543
              Deferred compensation                      896,500           965,500
                                                     -----------       -----------

                Total liabilities                      9,869,118        11,067,110
                                                     -----------       -----------

        Stockholders' equity:
              Common stock, par value $.01;
                500,000 shares authorized;                 3,330             3,330
                332,936 shares issued, and
                151,786 shares outstanding
              Additional paid in capital                 150,347           150,347
              Retained earnings                        6,809,179         5,489,643
                                                     -----------       -----------
                                                       6,962,856         5,643,320
              Less: treasury stock, at cost           (1,379,298)       (1,379,261)
                                                     -----------       -----------

                Total stockholders equity              5,583,558         4,264,059
                                                     -----------       -----------
                                                     $15,452,676       $15,331,169
                                                     -----------       -----------
                                                     -----------       -----------

See accompanying notes to unaudited financial statements.

                                    GCS SERVICE, INC.

                              Statements of Income (Unaudited)
                        Six-Month Periods ended March 31, 1998 and 1997


                                                    1998             1997
                                                    ----             ----

Sales                                          $ 24,928,591     $ 23,237,881
Cost of Sales                                    16,522,409       15,211,160
                                               ------------    -------------
     Gross profit                                 8,406,182        8,026,721

Selling, general and administrative expenses      7,526,716        6,488,165
                                               ------------    -------------
     Income from operations                         879,466        1,538,556

Interest expense                                    238,808          262,708
                                               ------------    -------------

     Income before provision for
        income taxes                                640,658        1,275,848

Provision for income taxes                          269,076          558,227
                                               ------------    -------------
     Net income                                $    371,582     $    717,621
                                               ------------    -------------
                                               ------------    -------------


See accompanying notes to unaudited financial statements.

                                  GCS SERVICE, INC.

                      Statements of Cash Flows (Unaudited)
                 Six-Month Periods ended March 31, 1998 and 1997
                    Represents increases (decreases) in cash



                                                          1998             1997
                                                     -----------       -----------
Cash flows from operating activities
     Net income                                      $   371,582       $   717,621
     Adjustments to reconcile net income to net
        cash (used by) provided by
        operating activities:
        Depreciation and amortization                    248,577           195,856
        Changes in assets and liabilities
           Trade accounts receivable, net                108,820          (645,272)
           Inventory                                     (70,072)         (554,913)
           Prepaid income taxes                              ---          (384,770)
           Prepaid expenses and other current assets      35,590            41,766
           Security deposits and other                   122,344           (88,674)
           Accounts payable and accrued expenses        (240,689)          146,257
           Income taxes payable                         (430,255)          519,656
           Deferred compensation                         (59,500)           40,500
                                                    ------------        ----------

        Net cash provided (used) by operating
          activities                                      86,397           (11,973)
                                                    ------------        ----------

Cash flows from investing activities:
     Capital expenditures                               (317,387)         (297,452)
     Process from sale of property and equipment             ---           207,983
                                                    ------------        ----------

        Net cash used in investing activities           (317,387)          (89,469)
                                                    ------------        ----------

Cash flows from financing activities:
     Repayments of long-term debt                     (3,145,981)       (1,312,281)
     Proceeds from issuance of long-term debt          3,560,000         1,200,000
     Note receivable                                     (14,380)          125,370
     Other                                                   (37)
                                                    ------------        ----------

        Net cash provided by
            financing activities                         399,602            13,089
                                                    ------------        ----------

        Net change in cash                               168,612           (88,353)

     Cash at beginning of year                           691,474           498,509
                                                    ------------        ----------
     Cash at end of year                             $   860,086       $   410,156
                                                    ------------        ----------
                                                    ------------        ----------

     Supplemental disclosures of cash
         flow information:
       Cash paid during the period for:
          Interest                                   $   238,808       $   262,708
                                                    ------------        ----------
                                                    ------------        ----------
          Income taxes                               $   929,410       $   384,770
                                                    ------------        ----------
                                                    ------------        ----------

See accompanying notes to unaudited financial statements.

                                 GCS SERVICE INC.

                          NOTES TO FINANCIAL STATEMENTS
                        MARCH 31, 1998 AND MARCH 31, 1997


1.  GENERAL

    The accompanying unaudited financial statements have been prepared on the same basis as the audited Financial Statements and, in the opinion of management, contain all adjustments, consisting of normal recurring adjustments necessary to fairly present the financial information included therein.

     The Company suggests that this financial data be read in conjunction with the audited Financial Statements and notes thereto for the fiscal year ended September 30, 1997 included in this Proxy Statement/Prospectus. Results for the interim period presented are not necessarily indicative of results to be expected for the entire year.

INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
GCS Service, Inc.:

We have audited the accompanying balance sheets of GCS Service, Inc. as of September 30, 1997 and 1996, and the related statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GCS Service, Inc. as of September 30, 1997 and 1996 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



Stamford, Connecticut                                   KPMG Peat Marwick LLP
January 9, 1998

                                GCS SERVICE, INC.

                                 Balance Sheets

                           September 30, 1997 and 1996


                    ASSETS                                                        1997             1996
                                                                                  ----             ----

Current assets:
   Cash                                                                         $ 691,474        498,509
   Trade accounts receivable, less allowance
     for doubtful accounts of $475,028 for 1997 and
     $475,028 for 1996                                                          6,127,224      5,502,691
   Inventory, net                                                               6,150,584      5,436,021
   Deferred income taxes                                                          426,000        324,000
   Prepaid income taxes                                                                --        110,056
   Prepaid expenses and other current assets                                      131,572        129,934
                                                                             ------------    -----------
   Total current assets                                                        13,526,854     12,001,211
Property and equipment, net                                                       999,657      1,083,796
Other assets:
   Deferred income taxes                                                          576,000        570,000
   Security deposits and other                                                    138,879        114,409
   Note receivable                                                                156,166        250,000
                                                                             ------------    -----------

                                                                              $15,397,556     14,019,416
                                                                             ------------    -----------
                                                                             ------------    -----------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                             2,080,078      2,143,540
   Accrued expenses                                                             1,569,294      1,487,746
   Income taxes payable                                                           699,331             --
   Current portion of long-term debt                                              557,221        602,868
                                                                             ------------    -----------
                           Total current liabilities                            4,905,924      4,234,154

Long-term liabilities:
   Long-term debt, net of current portion                                       4,323,619      5,313,824
   Deferred compensation                                                          956,000        925,000
                                                                             ------------    -----------
                           Total liabilities                                   10,185,543     10,472,978
                                                                             ------------    -----------

Stockholders' equity:
   Common stock, par value $.01; 500,000 shares authorized; 332,936 shares
     issued, and 151,786 shares outstanding                                         3,330          3,330
   Additional paid in capital                                                     150,347        150,347
   Retained earnings                                                            6,437,597      4,772,022
                                                                             ------------    -----------
                                                                                6,591,274      4,925,699
   Less:  treasury stock, at cost                                              (1,379,261)    (1,379,261)
                                                                             ------------    -----------
                           Total stockholders' equity                           5,212,013      3,546,438
                                                                             ------------    -----------

                                                                              $15,397,556     14,019,416
                                                                             ------------    -----------
                                                                             ------------    -----------


See accompanying notes to financial statements.

                                GCS SERVICE, INC.

                              Statements of Income

                     Years ended September 30, 1997 and 1996


                                                                               1997                1996
                                                                               ----                ----

Sales                                                                         $48,128,363     43,533,930
Cost of sales                                                                  31,099,268     27,834,718
                                                                             ------------    -----------

              Gross profit                                                     17,029,095     15,699,212

Selling, general and administrative expenses                                   13,490,349     13,379,703
                                                                             ------------    -----------

              Income from operations                                            3,538,746      2,319,509

Interest expense                                                                  492,484        511,983
                                                                             ------------    -----------

              Income before provision for
                    income taxes                                                3,046,262      1,807,526

Provision for income taxes                                                      1,380,687        805,866
                                                                             ------------    -----------

              Net income                                                       $1,665,575      1,001,660
                                                                             ------------    -----------
                                                                             ------------    -----------



See accompanying notes to financial statements.

                                GCS SERVICE, INC.

                                GCS SERVICE, INC.

                       Statements of Stockholders' Equity

                     Years ended September 30, 1997 and 1996


                                     Common stock        Additional                Investment                    Total
                                     $.01 PAR VALUE      paid-in      Retained      in parent       Treasury  stockholders'
                                Shares      Amount        Capital     Earnings    Corporation       Stock        Equity
                                ------      ------      -----------  ----------   ------------  ------------  ------------

Balance, September 30, 1995      328,261       $3,283       70,265    7,209,297    (3,438,935)   (1,379,261)    2,464,649

Net income                            --           --           --    1,001,660            --            --     1,001,660
Common stock issued                4,675           47       80,082           --            --            --        80,129
Investment in Parent
  Corporation                         --           --           --   (3,438,935)    3,438,935            --            --
                              ----------   ----------   ----------   ----------    ----------    ----------    ----------

Balance, September 30, 1996      332,936        3,330      150,347    4,772,022            --    (1,379,261)    3,546,438
                              ----------   ----------   ----------   ----------    ----------    ----------    ----------

Net income                            --           --           --    1,665,575            --            --     1,665,575
                              ----------   ----------   ----------   ----------    ----------    ----------    ----------

Balance, September 30, 1997      332,936       $3,330      150,347    6,437,597            --    (1,379,261)    5,212,013
                              ----------   ----------   ----------   ----------    ----------    ----------    ----------
                              ----------   ----------   ----------   ----------    ----------    ----------    ----------


See accompanying notes to financial statements.

                                     GCS SERVICE, INC.

                                Statements of Cash Flows

                           Years ended September 30, 1997 and 1996
                          Represents increases (decreases) in cash


                                                                                 1997            1996
                                                                                 ----            ----
Cash flows from operating activities:
   Net income                                                                  $1,665,575     $1,001,660
   Adjustments to reconcile net income to net
     cash (used by) provided by operating activities:
       Depreciation and amortization                                              468,037        371,168
       Gain on disposal of property and equipment                                (201,105)            --
       Common stock issued in lieu of cash
         for employment services                                                       --         80,082
       Deferred income taxes                                                     (108,000)       (22,000)
       Changes in assets and liabilities:
         Trade accounts receivable, net                                          (624,533)       (72,958)
         Inventory                                                               (714,563)    (1,238,558)
         Prepaid income taxes                                                     110,056        (49,037)
         Prepaid expenses and other current assets                                 (1,638)       316,065
         Security deposits and other                                              (24,470)        22,868
         Accounts payable and accrued expenses                                     18,086       (361,299)
         Income taxes payable                                                     699,331             --
         Deferred compensation                                                     31,000        155,000
                                                                             ------------    -----------
            Net cash provided by operating activities                           1,317,776        202,991
                                                                             ------------    -----------

Cash flows from investing activities:
   Capital expenditures                                                          (462,812)      (168,718)
   Proceeds from sale of property and equipment                                   280,019             --
                                                                             ------------    -----------
            Net cash used in investing activities                                (182,793)      (168,718)
                                                                             ------------    -----------

Cash flows from financing activities:
   Repayments of long-term debt                                                (4,160,852)    (1,366,594)
   Proceeds from issuance of long-term debt                                     3,125,000      1,665,000
   Proceeds from issuance of common stock                                              --             47
   Note receivable                                                                 93,834       (250,000)
                                                                             ------------    -----------
            Net cash (used) provided by financing activities                     (942,018)        48,453
                                                                             ------------    -----------

            Net change in cash                                                    192,965         82,726

Cash at beginning of year                                                         498,509        415,783
                                                                             ------------    -----------

Cash at end of year                                                              $691,474       $498,509
                                                                             ------------    -----------
                                                                             ------------    -----------

Supplemental disclosures of cash flow information:
  Cash paid during the period for:
     Interest                                                                    $492,484       $511,983
                                                                             ------------    -----------
                                                                             ------------    -----------

     Income taxes                                                                $679,300       $892,381
                                                                             ------------    -----------
                                                                             ------------    -----------


See accompanying notes to financial statements.

                                GCS SERVICE, INC.

                          Notes to Financial Statements

                           September 30, 1997 and 1996

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       a.     DESCRIPTION OF BUSINESS

              GCS Service, Inc. (the Company) services, repairs and sells parts for commercial cooking and refrigeration equipment, primarily to restaurants and institutional kitchens.

              During 1996, the Company completed a merger with its parent company, Tyfam, Inc. (Tyfam). As a result of the transaction, Tyfam merged with and into the Company with the Company remaining as the surviving corporation. Tyfam's ownership in the Company which was 83.2% prior to the transaction, was distributed proportionately to stockholders of the Company based upon those stockholders' direct ownership of Tyfam. The interest in Tyfam previously owned by the Company, with a carrying value at September 30, 1995 of $3,438,935, was recorded as a reduction to retained earnings.

              Upon completion of this transaction, there was no change in the Company's ownership percentages.

       b.     INVENTORY

              Inventory consists of replacement parts for gas, electric and steam operated cooking equipment and refrigeration equipment. Inventories are stated at cost or market, whichever is lower. Cost is determined using the first-in, first-out method for all inventories.

       c.     PROPERTY, EQUIPMENT AND DEPRECIATION

              Property and equipment are stated at cost. Plant and equipment under capital leases are stated at the present value of minimum lease payments at the inception of the lease.

              Depreciation on plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets. Equipment held under capital leases and leasehold improvements are amortized straight-line over the shorter of the lease term or estimated useful life of the asset.

                                GCS SERVICE, INC.

       d.     INCOME TAXES

              The Company accounts for income taxes in accordance with Statement of Financial Account ing Standards No. 109 "Accounting for Income Taxes." Under this method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

              Deferred income taxes have been provided for temporary differences primarily attributable to reporting of depreciation, inventory reserves, the allowance for doubtful accounts, deferred compensation, self-insurance reserves, and certain liabilities differently for tax as compared to financial reporting.

              Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts that are more likely than not to be realized.

       e.     IMPAIRMENT OF LONG-LIVED ASSETS

              The Company adopted Statement of Financial Accounting Standards
              (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" as of October 1, 1996, which had no material effect on the financial statements. The Company utilizes the undiscounted cash flow method to determine impairment in the carrying value of its long-lived assets. Measurement of an impairment loss is determined by reducing the carrying value of assets to fair value. Assets to be disposed of by sale or abandonment, as part of a plan committed to and approved by management, are recorded at the lower of the carrying value or the fair value less the cost to sell.

       f.     USE OF ESTIMATES

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       g.     RECLASSIFICATIONS

              Certain prior year balances have been reclassified to conform to the 1997 presentation.

                                GCS SERVICE, INC.

2.     PROPERTY AND EQUIPMENT

       Components of property and equipment are:


                                      1997           1996
                                      ----           ----
Real estate                       $286,754           528,468
Leasehold improvements           1,169,073           938,103
Transportation equipment            28,709            25,160
Machinery and equipment          3,163,912         2,935,975
                               -----------        ----------
                                 4,648,448         4,427,706

Accumulated depreciation        (3,648,791)       (3,343,910)
                               -----------        ----------

                                  $999,657         1,083,796
                               -----------        ----------
                               -----------        ----------


       During 1997, the Company sold real estate and leasehold improvements with a cost of $241,714 and accumulated depreciation of $162,800.

3.     RELATED PARTY TRANSACTION

       The Company's note receivable is with a principal stockholder of the Company. The amount is unsecured and bears interest at 7%. Principal and interest payments are due semi-annually through August 30, 1999. The carrying amount of the note receivable approximates fair value.

4.     EMPLOYEE BENEFIT PLAN

       The Company has a profit-sharing (401k) plan which allows employees to contribute between 1% and 20% of their compensation, up to specific maximum limits. The Company makes matching contributions equal to 50% of the first $1,500 of a participant's contribution. Effective January 1, 1997, the Company makes matching contributions equal to 50% of the first $2,000 of a participant's contribution. The Company may also make additional contributions at its discretion. Plan expense was $241,375 and $232,127 for the years ended September 30, 1997 and 1996, respectively.

                                GCS SERVICE, INC.

5.     LONG-TERM DEBT

       The Company's long-term debt at September 30, 1997 and 1996 is as follows:


                                                                                      1997                1996
                                                                                      ----                ----
Note payable to former officer - $55,181 payable
    monthly, including interest  at 10% to May 2003                                   $2,856,060         3,212,795

Revolving line of credit - the principal balance of which is due June 1999, interest is payable monthly at 1/4% above the bank's prime rate (8.75% and
    8.25% at September 30, 1997 and
    September 30, 1996, respectively)                                                  1,825,000         2,300,000

Capitalized equipment lease - payable in monthly installments of $18,881
    ($18,881 at September 30, 1996) including interest at varying rates from
    7.08% to 18.7% to April 1999                                                         187,840           383,113

Notes issued in connection with acquisition of a business - $1,833 payable monthly including interest at 10% to February 1997; collateralized
    by certain inventory and equipment                                                        --             8,844

Other                                                                                     11,940            11,940
                                                                                     -----------        ----------

                                                                                       4,880,840         5,916,692

Less current portion                                                                    (557,221)         (602,868)
                                                                                     -----------        ----------

Noncurrent portion                                                                    $4,323,619         5,313,824
                                                                                     -----------        ----------
                                                                                     -----------        ----------

       The Company has a $4,550,000 bank revolving line of credit and term loan which is secured by the Company's inventory and receivables. The agreement requires the Company to maintain minimum working capital, tangible net worth and debt ratios. It also restricts new borrowings, payment of dividends and redemption and issuances of capital stock in excess of $150,000 per year.

                                GCS SERVICE, INC.

       Borrowings under this revolving line of credit are based on and collateralized by eligible accounts receivable and inventory and are guaranteed by the principal stockholder of the Company.

       As of September 30, 1996, the Company was in violation of a covenant regarding the delivery of its financial statements to the lender. Such violation was subsequently waived by the lender.

       The Company had $2,725,000 and $2,250,000 unused at September 30, 1997 and September 30, 1997, respectively under this credit facility which also reflects an outstanding stand-by letter of credit of $10,000.

       Certain other borrowings are collateralized by the Company's inventory and receivables.

       At September 30, 1997, the future aggregate annual principal payments of long-term debt are as follows:


                   1998                                   $       557,221
                   1999                                         2,285,563
                   2000                                           481,268
                   2001                                           531,663
                   2002                                           587,355
                   Thereafter                                     437,770
                                                            -------------

                          Total                           $     4,880,840
                                                            -------------
                                                            -------------

       The carrying amount of debt approximates market value.

       Interest expense was $492,484 and $511,983 for the years ended September 30, 1997 and 1996, respectively.

6.     INCOME TAX

       Income tax expense (benefit) is summarized below:


                                                                      1997                  1996
                                                                      ----                  ----
                  Current:
                     Federal                                  $     1,146,646              623,958
                     State                                            342,041              203,908
                                                                 ------------          -----------
                              Total current                         1,488,687              827,866
                                                                 ------------          -----------

                  Deferred:
                     Federal                                          (81,000)             (17,000)
                     State                                            (27,000)              (5,000)
                                                                 ------------          -----------
                              Total deferred                         (108,000)             (22,000)
                                                                 ------------          -----------
                                                              $     1,380,687              805,866
                                                                 ------------          -----------
                                                                 ------------          -----------


                                GCS SERVICE, INC.

       The components of the net deferred tax asset as of September 30, 1997 and 1996 are as follows:


                                                                      1997                  1996
                                                                      ----                  ----
                  Deferred tax assets:
                     Property, plant and equipment            $       217,000              194,000
                     Deferred compensation                            388,000              376,000
                     Allowance for doubtful accounts                  193,000              144,000
                     Inventories                                      140,000              122,000
                     Other accrued liabilities                         64,000               58,000
                                                                 ------------          -----------

                  Net deferred tax asset                      $     1,002,000              894,000
                                                                 ------------          -----------
                                                                 ------------          -----------


       In assessing the realizability of deferred tax assets, management considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and opportunities for carrybacks. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income, carryback opportunities and tax planning strategies in making this assess ment. Based upon the results of operations of the current period and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these temporary deductible differ ences.

       A reconciliation of the statutory federal income tax rate and the effective income tax rate follows:

                                                                      1997          1996
                                                                      ----          ----
                Statutory federal rate                                34.0%         34.0%
                State income tax, net of federal benefit               6.8           6.8
                Other, net                                             4.5           3.8
                                                                    ------       -------

                                                                      45.3%         44.6%
                                                                    ------       -------
                                                                    ------       -------


7.     COMMITMENTS

       a.     LEASE OBLIGATIONS

              The Company leases office space and vehicles under operating leases.

                                GCS SERVICE, INC.

       Future minimum lease payments under noncancellable operating leases with an initial term of one year or more at September 30, 1997 are as follows:


               YEAR ENDING SEPTEMBER 30,                 OFFICE SPACE           VEHICLES
                  1998                                $        736,924           1,126,338
                  1999                                         628,220             824,338
                  2000                                         443,734             531,423
                  2001                                         337,841             175,683
                  2002                                         926,468                 --
                  Thereafter                                   509,864                 --
                                                         -------------        -----------

                           Total                      $      3,583,051           2,657,782
                                                         -------------        -----------
                                                         -------------        -----------


              Rent expense for the years ended September 30, 1997 and 1996 totaled approximately $854,867 and $765,732 and $1,142,359 and $1,027,806 for office space and vehicles, respectively.

       b.     CONSULTING AGREEMENT

              In connection with the acquisition of a business, the Company entered into an agreement with a stockholder of the acquired business which provided for annual consulting fees of $43,600 to March 1997.

       c.     DEFERRED COMPENSATION

              The employment contract of the Chairman of the Board provides, upon his death, lifetime survivor's benefits to his spouse, in an amount equal to two-thirds of his present annual salary. The present value of the actuarially computed amount of the anticipated benefit is being provided over the remaining expected employment period of the Chairman.

8.     TREASURY STOCK AND INVESTMENT IN PARENT COMPANY

       During 1995, the Company entered into an agreement to repurchase all of the common stock held by Barton Tyler (the former president of the Company) in the Company and Tyfam. The negoti ated cost to the Company of the repurchase was $3,786,480, $846,183 of which was allocated to Barton Tyler's common stock holdings in the Company and is recorded as part of Treasury Stock, and $2,940,297 allocated to his common stock ownership in Tyfam, Inc. which was reflected as part of Investment in Parent Corporation at September 30, 1995. The stock purchase agreement

                                GCS SERVICE, INC.

       required the Company to make a $150,000 initial payment followed by monthly payments of $55,181 (which includes principal and interest) for a period of eight years commencing on June 1, 1995 (see note 5).

                                                                      Annex I


                             AGREEMENT AND PLAN OF MERGER

                                        AMONG

                                     ECOLAB INC.,

                             GCS ACQUISITION CORPORATION,

                                  GCS SERVICE, INC.

                                        AND

                                   WESLEY B. TYLER



                                     MAY 12, 1998

                                  TABLE OF CONTENTS

                                                                          PAGE

RECITALS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1

                                      ARTICLE 1
                         THE MERGER; EFFECTIVE TIME; CLOSING

1.1    The Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
1.2    Effective Time  . . . . . . . . . . . . . . . . . . . . . . . . . .  2
1.3    Effects of the Merger . . . . . . . . . . . . . . . . . . . . . . .  2
1.4    Closing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  3

                                      ARTICLE 2
                       CERTIFICATE OF INCORPORATION AND BYLAWS
                             OF THE SURVIVING CORPORATION

2.1    Certificate of Incorporation  . . . . . . . . . . . . . . . . . . .  3
2.2    The Bylaws  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  3

                                      ARTICLE 3
                                DIRECTORS AND OFFICERS
                             OF THE SURVIVING CORPORATION

3.1    Directors . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  3
3.2    Officers  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  3

                                      ARTICLE 4
                                MERGER CONSIDERATION;
                              CONVERSION OR CANCELLATION
                               OF SHARES IN THE MERGER

4.1    Consideration for the Merger; Conversion or Cancellation
           of Shares in the Merger . . . . . . . . . . . . . . . . . . . .  4
4.2    Purchase Price Adjustment . . . . . . . . . . . . . . . . . . . . .  6
4.3    Exchange of Shares in the Merger  . . . . . . . . . . . . . . . . .  9
4.4    Return of Exchange Fund . . . . . . . . . . . . . . . . . . . . . . 11

                                                                          PAGE


4.5    Fractional Shares . . . . . . . . . . . . . . . . . . . . . . . . . 11

4.6    Transfer of Shares  . . . . . . . . . . . . . . . . . . . . . . . . 11
4.7    Dissenting Shares . . . . . . . . . . . . . . . . . . . . . . . . . 11
4.8    Stock Options . . . . . . . . . . . . . . . . . . . . . . . . . . . 12

                                      ARTICLE 5
                            REPRESENTATIONS AND WARRANTIES

5.1    Representations and Warranties of the Company and the Stockholder . 12
5.2    Representations and Warranties of Parent and Merger Sub . . . . . . 36

                                      ARTICLE 6
                         ADDITIONAL COVENANTS AND AGREEMENTS

6.1    Conduct of Business by the Company  . . . . . . . . . . . . . . . . 40
6.2    Further Efforts . . . . . . . . . . . . . . . . . . . . . . . . . . 44
6.3    Access to Information . . . . . . . . . . . . . . . . . . . . . . . 45
6.4    Publicity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 45
6.5    Affiliates Letters  . . . . . . . . . . . . . . . . . . . . . . . . 45
6.6    Representations and Warranties  . . . . . . . . . . . . . . . . . . 45
6.7    Acquisition Proposals . . . . . . . . . . . . . . . . . . . . . . . 46
6.8    Supplements to Company Disclosure Schedule  . . . . . . . . . . . . 46
6.9    Further Assurances  . . . . . . . . . . . . . . . . . . . . . . . . 46
6.10   Noncompetition Agreements . . . . . . . . . . . . . . . . . . . . . 46
6.11   Proxy Statement . . . . . . . . . . . . . . . . . . . . . . . . . . 49
6.12   Stockholders Meeting  . . . . . . . . . . . . . . . . . . . . . . . 50
6.13   Fees  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 50
6.14   Certain Claims; Allocation of Recovery  . . . . . . . . . . . . . . 50

                                      ARTICLE 7
                                      CONDITIONS

7.1    Conditions to the Obligations of Parent and Merger Sub  . . . . . . 51
7.2    Conditions to the Obligations of the Company and the Stockholder. . 53

                                                                          PAGE

                                      ARTICLE 8
                                     TERMINATION

8.1    Termination by Mutual Consent . . . . . . . . . . . . . . . . . . . 55
8.2    Termination by Either Parent or the Company . . . . . . . . . . . . 55
8.3    Termination by Parent . . . . . . . . . . . . . . . . . . . . . . . 55
8.4    Termination by the Company  . . . . . . . . . . . . . . . . . . . . 56
8.5    Effect of Termination and Abandonment . . . . . . . . . . . . . . . 56

                                      ARTICLE 9
                                   INDEMNIFICATION

9.1    Indemnification by the Company and the Stockholder  . . . . . . . . 56
9.2    Indemnification by Parent . . . . . . . . . . . . . . . . . . . . . 57
9.3    Certain Tax Matters . . . . . . . . . . . . . . . . . . . . . . . . 58
9.4    Basket; Limit on Indemnification  . . . . . . . . . . . . . . . . . 58
9.5    Subrogation . . . . . . . . . . . . . . . . . . . . . . . . . . . . 59
9.6    Survival of Representations and Warranties  . . . . . . . . . . . . 59
9.7    Escrow Agreement  . . . . . . . . . . . . . . . . . . . . . . . . . 59
9.8    Remedies Cumulative . . . . . . . . . . . . . . . . . . . . . . . . 60

                                      ARTICLE 10
                              MISCELLANEOUS AND GENERAL

10.1   Payment of Expenses . . . . . . . . . . . . . . . . . . . . . . . . 60
10.2   Modification or Amendment . . . . . . . . . . . . . . . . . . . . . 61
10.3   Waiver of Conditions  . . . . . . . . . . . . . . . . . . . . . . . 61
10.4   Counterparts  . . . . . . . . . . . . . . . . . . . . . . . . . . . 61
10.5   Governing Law . . . . . . . . . . . . . . . . . . . . . . . . . . . 61
10.6   Notices . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 61
10.7   Entire Agreement; Assignment  . . . . . . . . . . . . . . . . . . . 63
10.8   Parties in Interest . . . . . . . . . . . . . . . . . . . . . . . . 63
10.9   Certain Definitions . . . . . . . . . . . . . . . . . . . . . . . . 63
10.10  Remedies for Breach . . . . . . . . . . . . . . . . . . . . . . . . 66
10.11  Captions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 67

                                       EXHIBITS
     Affiliate Letter. . . . . . . . . . . . . . . . . . . . . . . . . . .  A
     Form of Opinion of Counsel for the Company and the Stockholder. . . .  B
     Escrow Agreement. . . . . . . . . . . . . . . . . . . . . . . . . . .  C
     Form of Opinion of Counsel for the Parent . . . . . . . . . . . . . .  D
     Form of Employment Agreement. . . . . . . . . . . . . . . . . . . . .  E

DEFINITION                                                              PAGE

Accountants  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      7
Additional Parent Shares . . . . . . . . . . . . . . . . . . . . . . .      6
Adjusted Closing Date Balance Sheet. . . . . . . . . . . . . . . . . .      8
Adjusted Net Book Value. . . . . . . . . . . . . . . . . . . . . . . .      6
Affiliate. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     63
Affiliate Letter . . . . . . . . . . . . . . . . . . . . . . . . . . .     45
Agreement. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1
Ancillary Agreements . . . . . . . . . . . . . . . . . . . . . . . . .     14
Average Stock Price. . . . . . . . . . . . . . . . . . . . . . . . . .      4
Benefit Plan . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     23
Certificate. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      9
Certificate of Merger. . . . . . . . . . . . . . . . . . . . . . . . .      2
Cleanup. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     64
Closing. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      3
Closing Adjustment Amount. . . . . . . . . . . . . . . . . . . . . . .      4
Closing Date . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      3
Closing Date Balance Sheet . . . . . . . . . . . . . . . . . . . . . .      7
Code . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1
Company. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1
Company Business . . . . . . . . . . . . . . . . . . . . . . . . . . .     46
Company Disclosure Schedule. . . . . . . . . . . . . . . . . . . . . .     15
Company Option . . . . . . . . . . . . . . . . . . . . . . . . . . . .     12
Competing Business . . . . . . . . . . . . . . . . . . . . . . . . . .     47
Confidentiality Agreement. . . . . . . . . . . . . . . . . . . . . . .     62
DGCL . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      2
Dissenting Shares. . . . . . . . . . . . . . . . . . . . . . . . . . .     12
Effective Time . . . . . . . . . . . . . . . . . . . . . . . . . . . .      2
Environmental Laws . . . . . . . . . . . . . . . . . . . . . . . . . .     64
Environmental Liabilities and Costs. . . . . . . . . . . . . . . . . .     64
ERISA. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     23
ERISA Affiliate. . . . . . . . . . . . . . . . . . . . . . . . . . . .     23
Escrow Agent . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     60
Escrow Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . .     60
Escrow Amount. . . . . . . . . . . . . . . . . . . . . . . . . . . . .     60
Escrow Shares. . . . . . . . . . . . . . . . . . . . . . . . . . . . .     60
Estimated Closing Balance Sheet. . . . . . . . . . . . . . . . . . . .      5
Estimated Closing Value. . . . . . . . . . . . . . . . . . . . . . . .      4

DEFINITION                                                              PAGE

Exchange Act . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     15
Exchange Agent . . . . . . . . . . . . . . . . . . . . . . . . . . . .      9
Exchange Fund  . . . . . . . . . . . . . . . . . . . . . . . . . . . .      9
Exchange Ratio . . . . . . . . . . . . . . . . . . . . . . . . . . . .      4
Fair Market Value. . . . . . . . . . . . . . . . . . . . . . . . . . .     57
Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . .     16
GAAP . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      7
Hazardous Substances, Oils,
  Pollutants or Contaminants . . . . . . . . . . . . . . . . . . . . .     65
HSR Act. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     15
Indemnification Cap. . . . . . . . . . . . . . . . . . . . . . . . . .     59
Inventory Date . . . . . . . . . . . . . . . . . . . . . . . . . . . .      8
Know-how . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     32
Knowledge or Knowledge of the Company. . . . . . . . . . . . . . . . .     66
KPMG Report. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     16
Lau. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     50
Liens. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     20
Listed Agreements. . . . . . . . . . . . . . . . . . . . . . . . . . .     20
Losses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     56
Material Adverse Effect (with respect
  to the Company). . . . . . . . . . . . . . . . . . . . . . . . . . .     65
Material Adverse Effect (with respect
  to Parent) . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     65
Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      2
Merger Consideration . . . . . . . . . . . . . . . . . . . . . . . . .      5
Merger Sub . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1
NYSE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      4
Nelson . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     50
Net Worth. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      6
Neutral Auditor. . . . . . . . . . . . . . . . . . . . . . . . . . . .      8
Noncompetition Period. . . . . . . . . . . . . . . . . . . . . . . . .     47
O'Brien. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     57
Parent . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1
Parent Common Stock. . . . . . . . . . . . . . . . . . . . . . . . . .      4
Parent Rights. . . . . . . . . . . . . . . . . . . . . . . . . . . . .      4
Parent Rights Agreement. . . . . . . . . . . . . . . . . . . . . . . .      4
Parent Shares. . . . . . . . . . . . . . . . . . . . . . . . . . . . .      4

DEFINITION                                                              PAGE

Patents. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     32
Permitted Encumbrances . . . . . . . . . . . . . . . . . . . . . . . .     18
Person . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     65
Property . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     26
Proprietary Rights . . . . . . . . . . . . . . . . . . . . . . . . . .     31
Proxy Statement/Prospectus . . . . . . . . . . . . . . . . . . . . . .     36
Registration Statement . . . . . . . . . . . . . . . . . . . . . . . .     36
Release. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     65
Rep Basket . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     58
Resolution Period. . . . . . . . . . . . . . . . . . . . . . . . . . .      8
Returns. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     66
SEC. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     38
SEC Reports. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     38
Securities Act . . . . . . . . . . . . . . . . . . . . . . . . . . . .     15
Section 9.1(a)(iii) Claim. . . . . . . . . . . . . . . . . . . . . . .     58
Settlement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     43
Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      4
Southern Appliance . . . . . . . . . . . . . . . . . . . . . . . . . .     12
Special Meeting. . . . . . . . . . . . . . . . . . . . . . . . . . . .     50
Split Tax Period . . . . . . . . . . . . . . . . . . . . . . . . . . .     58
Stockholder. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1
Stockholder Representative . . . . . . . . . . . . . . . . . . . . . .      9
Subsidiary . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     66
Surrendered Parent Shares. . . . . . . . . . . . . . . . . . . . . . .      6
Surviving Corporation. . . . . . . . . . . . . . . . . . . . . . . . .      2
Tax Return . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     66
Taxes. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     66
Territory. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     47
Trade Names. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     32
Trade Secrets. . . . . . . . . . . . . . . . . . . . . . . . . . . . .     47
Trademarks . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     32
Tyler. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     57
1997 Balance Sheet . . . . . . . . . . . . . . . . . . . . . . . . . .     16

                             AGREEMENT AND PLAN OF MERGER


          AGREEMENT AND PLAN OF MERGER (this "AGREEMENT"), dated May 12, 1998, among Ecolab Inc., a Delaware corporation ("PARENT"), GCS Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent ("MERGER SUB"), GCS Service, Inc., a Delaware corporation (the "COMPANY") and Wesley B. Tyler (the "STOCKHOLDER").

                                       RECITALS

          WHEREAS, the Company is an independent provider of service and parts for commercial food service equipment;

          WHEREAS, the Boards of Directors of Parent, Merger Sub and the Company each have determined that it is in the best interests of their respective stockholders for Merger Sub to merge with and into the Company upon the terms and subject to the conditions of this Agreement;

          WHEREAS, Parent, Merger Sub, the Company and the Stockholder desire to make certain representations, warranties, covenants and agreements in connection with the Merger (as hereinafter defined);

          WHEREAS, for Federal income tax purposes, it is intended that the Merger qualify as a reorganization under the provisions of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the "CODE"); and

          WHEREAS, Parent, the Company on behalf of all of the stockholders of GCS, and the Stockholder, intend to enter into the Escrow Agreement (as hereinafter defined) in connection with the Merger.

          NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, Parent, Merger Sub, the Company and the Stockholder hereby agree as follows:

                                      ARTICLE 1

                         THE MERGER; EFFECTIVE TIME; CLOSING

          1.1 THE MERGER. Subject to the terms and conditions of this Agreement and the Delaware General Corporation Law ("DGCL"), at the Effective Time (as hereinafter defined), the Company and Merger Sub shall consummate a merger (the "MERGER") in which (a) Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease, (b) the Company shall be the successor or surviving corporation in the Merger and shall continue to be governed by the laws of the State of Delaware and (c) the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The corporation surviving the Merger is sometimes hereinafter referred to as the "SURVIVING CORPORATION." At the election of Parent, but only in the event no adverse effect results to the Company, any direct wholly owned subsidiary of Parent may be substituted for Merger Sub as a constituent corporation in the Merger. In such event, the parties agree to execute an appropriate amendment to this Agreement and such other further agreements as may be requested by Parent in order to reflect the foregoing.

          1.2 EFFECTIVE TIME. Subject to the terms and conditions of this Agreement, Parent, Merger Sub and the Company will cause the appropriate Certificate of Merger (the "CERTIFICATE OF MERGER") to be executed and filed on the date of the Closing (as hereinafter defined), or on such other date as Parent and the Company may agree, with the Secretary of State of the State of Delaware in the manner provided in the DGCL. The Merger shall become effective on the close of business on the date on which the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or such other time as is agreed upon by the parties and specified in the Certificate of Merger, and such time is hereinafter referred to as the "EFFECTIVE TIME."

          1.3 EFFECTS OF THE MERGER. The Merger shall have the effects set forth in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

          1.4 CLOSING. The closing of the Merger (the "CLOSING") shall take place at the offices of Edwards & Angell, 101 Federal Street, Boston, Massachusetts, at 10:00 a.m. on the second business day following the date on which the last of the conditions set forth in Article 7 hereof shall be fulfilled or waived in accordance with this Agreement or at such other place, time and date as Parent and the Company may agree (the "CLOSING DATE").


                                      ARTICLE 2

                       CERTIFICATE OF INCORPORATION AND BYLAWS
                             OF THE SURVIVING CORPORATION

          2.1 CERTIFICATE OF INCORPORATION. At the Effective Time and in accordance with the DGCL, the Certificate of Incorporation of the Company shall be amended in its entirety in the Merger by adoption of the Certificate of Incorporation of Merger Sub, except that the name of the Surviving Corporation initially shall be "GCS Service, Inc."

          2.2 THE BYLAWS. At the Effective Time and without any further action on the part of the Company, Merger Sub or the Surviving Corporation, the Bylaws of Merger Sub shall be the Bylaws of the Surviving Corporation.


                                      ARTICLE 3

                                DIRECTORS AND OFFICERS
                             OF THE SURVIVING CORPORATION

          3.1 DIRECTORS. The directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified.

          3.2 OFFICERS. The officers of Merger Sub at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified.

                                      ARTICLE 4

                                MERGER CONSIDERATION;
                              CONVERSION OR CANCELLATION
                               OF SHARES IN THE MERGER

          4.1 CONSIDERATION FOR THE MERGER; CONVERSION OR CANCELLATION OF SHARES IN THE MERGER. The manner of converting or canceling shares of the Company and Merger Sub in the Merger shall be as follows:

               (a) At the Effective Time, each share of common stock, par value $.01 per share of the Company (the "SHARES") issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into a number of shares of common stock, par value $1.00 per share, of Parent ("PARENT COMMON STOCK") together with the associated rights (the "PARENT RIGHTS") to purchase shares of Series A Junior Participating Preferred Stock of Parent issued pursuant to the Rights Agreement dated February 24, 1996 between Parent and First Chicago Trust Company of New York as Rights Agent (the "PARENT RIGHTS AGREEMENT") (the shares of Parent Common Stock together with the Parent Rights are referred to herein as the "PARENT SHARES"), equal to (A) the amount equal to the Estimated Closing Value (as hereinafter defined) divided by the Average Stock Price (as hereinafter defined) divided by (B) 161,143, as further adjusted pursuant to Section 4.2 and Article 9 hereof, (the quotient of the amount referred to in subclause (A) divided by the amount referred to in subclause (B) is hereinafter referred to as the "EXCHANGE RATIO"). The "AVERAGE STOCK PRICE" shall equal the average per share closing prices, as reported on the New York Stock Exchange ("NYSE") Composite Tape, of Parent Shares during the period comprised of the 20 consecutive trading days ending on the fourth trading day prior to the Closing Date.

               (b) "ESTIMATED CLOSING VALUE" shall mean $26,363,671 plus or minus, as appropriate, the Closing Adjustment Amount, subject to further adjustment pursuant to Section 4.2 hereof.

               (c)  The "CLOSING ADJUSTMENT AMOUNT" shall mean:

                    (i) If the Net Worth (as hereinafter defined) as reflected on the Estimated Closing Balance Sheet is less than $5,800,000, the Estimated Closing Value shall be reduced by an amount equal to the amount by which such Net Worth is less than $5,800,000; and

                    (ii) If the Net Worth as reflected on the Estimated Closing Balance Sheet is greater than $5,800,000, then the Estimated Closing Value shall be increased by an amount equal to the amount by which such Net Worth exceeds $5,800,000.

               (d) The Company will cause to be delivered to Parent, two days prior to Closing, (i) an estimated balance sheet as of the Closing Date for the Company (the "ESTIMATED CLOSING BALANCE SHEET") to be prepared, in good faith and consistent with the requirements for the preparation of the Closing Date Balance Sheet (as hereinafter defined) pursuant to Section 4.2 hereof and (ii) a certificate as to the preparation of the Estimated Closing Balance Sheet executed by the chief financial officer of the Company; PROVIDED, HOWEVER, that such Estimated Closing Balance Sheet will not be audited and will not include the inventory results required by Section 4.2(e) hereof.

               (e) All Shares to be converted into Parent Shares pursuant to this Section 4.1 shall, by virtue of the Merger and without any action on the part of the holders thereof, cease to be outstanding, be canceled and retired and cease to exist, and each holder of a certificate representing any such Shares shall thereafter cease to have any rights with respect to such Shares, except the right to receive for each of the Shares, upon the surrender of such certificate in accordance with Section 4.3 hereof, the amount of Parent Shares specified above, as adjusted pursuant to Section 4.2 and Article 9 hereof (the "MERGER CONSIDERATION"). Without limiting the generality of the foregoing, the Company and Parent agree that the Merger Consideration is subject to adjustment for any amounts payable pursuant to Section 4.2 and
Article 9 hereof, to the extent of the Escrow Shares (as hereinafter defined).

               (f) At the Effective Time, each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of Merger Sub or the holder thereof, be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation.

               (g) If, between the date of this Agreement and the Effective Time, the outstanding Parent Shares shall be changed into a different number of shares or a different class by reason of any reclassification, reorganization, consoli-dation, merger, recapitalization, split-up, stock-split, combination or exchange of shares or if a stock dividend thereon shall be declared with a record date within said period, the number of Parent Shares to be issued in the Merger shall be appropriately adjusted.

          4.2  PURCHASE PRICE ADJUSTMENT.

               (a) After the Closing, the Estimated Closing Value shall be adjusted as follows:

                    (i) If the amount equal to the total assets less total liabilities ("NET WORTH") set forth on the Adjusted Closing Date Balance Sheet (the "ADJUSTED NET BOOK VALUE") is less than the Net Worth of the Company set forth on the Estimated Closing Balance Sheet, then the stockholders of the Company shall surrender to Parent an amount of Escrow Shares equal to (A) the difference between (1) the Net Worth of the Company set forth on the Estimated Closing Balance Sheet and (2) the Adjusted Net Book Value, divided by (B) the Average Stock Price (the "SURRENDERED PARENT SHARES"). Pursuant to Section
     9.6 hereof and the terms of the Escrow Agreement (as hereinafter defined), the Escrow Agent (as hereinafter defined) shall be obligated to deliver Surrendered Parent Shares to Parent, within two business days following the determination of the Adjusted Closing Date Balance Sheet.

                    (ii) If the Adjusted Net Book Value is greater than the Net Worth of the Company set forth on the Estimated Closing Balance Sheet, then the stockholders of the Company shall be entitled to receive additional Parent Shares (the "ADDITIONAL PARENT SHARES") in an amount equal to (A) the difference between (1) the Net Worth of the Company set forth on the Estimated Closing Balance Sheet and (2) the Adjusted Net Book Value, divided by (B) the Average Stock Price. The Additional Parent Shares shall be distributed by Parent, within two business days following the determination of the Adjusted Closing Date Balance Sheet, to the stockholders of the Company, pro rata, in proportion to each of their holdings of Shares immediately prior to the Effective Time.

               (b) As soon as practicable, but in no event later than 60 days following the Closing Date, Parent shall prepare or cause the Stockholder and/or the Company to prepare a balance sheet of the Company, as of the close of business on the Closing Date (including the notes thereto, the "CLOSING DATE BALANCE SHEET"), audited by Coopers & Lybrand, LLP, certified public accountants (the "ACCOUNTANTS"), on a basis consistent with the 1997 Balance Sheet (as hereinafter defined). The Closing Date Balance Sheet shall be prepared in conformity with United States generally accepted accounting principles ("GAAP") in order to fairly present the financial position of the Company in accordance with GAAP; PROVIDED, HOWEVER, that (i) any liabilities related to employee benefit plans of the Company (including, without limitation, the employment and post-retirement arrangements with Mr. & Mrs. Parker Tyler) will be included in the Closing Date Balance Sheet as liabilities at their actuarially determined cost; (ii) the Closing Date Balance Sheet shall utilize the results of the physical inventory taken pursuant to Section 4.2(e) as adjusted for actual sales and purchase of inventory between the Inventory Date and the Closing Date; (iii) any amounts paid in connection with any severance or non-competition agreements between the Company and Sam Mazzilli and between the Company and Jim Rowland shall be valued at the appropriate tax-effected amount not to exceed $600,000.00; (iv) any loans from the Company to any stockholder of the Company which have been forgiven by the Company as reflected on the Company Disclosure Schedule shall be valued at an aggregate amount as reflected on the Company Disclosure Schedule; (v) no amounts will be accrued with respect to vacation compensation owed to employees of the Company through the Closing Date; (vi) any amounts related to any pending tax audit for the fiscal year 1995 shall be accrued on the Closing Date Balance Sheet; (vii) the value of assets may not be written up on the Closing Date Balance Sheet from the values set forth on the September 30, 1997 balance sheet of the Company; and (viii) no non-cash Settlement (as hereinafter defined), if any, shall be included in accordance with Section 6.1(a)(xiii) hereof.

               (c) Parent, or the Accountants, shall deliver a copy of the Closing Date Balance Sheet, together with the work papers used in the preparation thereof, to the Stockholder promptly after it has been prepared. After receipt of the Closing Date Balance Sheet, the Stockholder shall have 30 days to review the Closing Date Balance Sheet, together with work papers used in the preparation thereof. The Stockholder and his authorized representatives shall have full access to all relevant books and records and employees of the Company, Parent and the Accountants to the extent required to complete their review of the Closing Date Balance Sheet. Unless the Stockholder delivers written notice to Parent on or prior to the 30th day after the Stockholder's receipt of the Closing Date Balance Sheet specifying in reasonable detail all disputed items and the basis therefor, the Stockholder shall be deemed to have accepted and agreed to the Closing Date Balance Sheet. If the Stockholder so notifies Parent of the Stockholder's objection to the Closing Date Balance Sheet, Parent and the Stockholder shall, within 30 days following the date of such notice (the "RESOLUTION PERIOD"), attempt to resolve their differences and any resolution by them as to any disputed amounts shall be final, binding and conclusive.
If following resolution of any disputed amounts, there do not remain in dispute amounts the aggregate net effect of which exceeds $5,000, then all amounts remaining in dispute shall be deemed to have been resolved in favor of the Closing Date Balance Sheet delivered by Parent to the Stockholder.

               (d) If at the conclusion of the Resolution Period, the aggregate net effect of all amounts remaining in dispute exceeds $5,000, then all amounts remaining in dispute shall be submitted to Arthur Andersen LLP, certified public accountants (the "NEUTRAL AUDITOR"). Each party agrees to execute, if requested by the Neutral Auditor, a reasonable engagement letter.
 All fees and expenses relating to the work, if any, to be performed by the Neutral Auditor shall be borne by the losing party. The Neutral Auditor shall act as an arbitrator to determine, based solely on presentations by Parent, the Company and the Stockholder, and not by independent review, only those issues remaining in dispute. The Neutral Auditor's determination shall be made within 30 days of its engagement, shall be set forth in a written statement delivered to Parent and the Stockholder and shall be final, binding and conclusive. The term "ADJUSTED CLOSING DATE BALANCE SHEET," as used in this Agreement, shall mean the definitive Closing Date Balance Sheet agreed to by the Stockholder and Parent in accordance with Section 4.2(c) hereof or the definitive Closing Date Balance Sheet resulting from the determinations made by the Neutral Auditor in accordance with this Section 4.2(d) (in addition to those items theretofore agreed to by Parent and the Stockholder), in each case prepared in the manner set forth in the last sentence of Section 4.2(b) hereof.

               (e) On a date or dates mutually agreeable to the parties, and in any event within five days prior to or five days following the Closing Date (the "INVENTORY DATE"), the Stockholder and/or the Company will take a physical inventory at each and every location of the Company, observed by Parent, the Accountants and/or their representative. The inventory shall only include parts which (i) do not infringe third party Proprietary Rights (as hereinafter defined) or other property rights; (ii) meet the Company's specifications and industry standards applicable to such inventory and (iii) are usable and saleable in the ordinary course of the Com-pany's business, as presently conducted by the Company. Said physical inventory shall list the type and quantity of the inventory as of the Inventory Date.

               (f) In order to facilitate the carrying out the terms of this Agreement and the Escrow Agreement, including the determination of any adjustment to the Merger Consideration pursuant to this Section 4.2 and
Article 9 hereof, the Company hereby irrevocably makes, constitutes and appoints the Stockholder as its agent and representative (in this capacity, the "STOCKHOLDER REPRESENTATIVE"), with full power of substitution, for purposes of carrying out the terms of this Section 4.2 and Article 9 hereof. The Company agrees that the Stockholder Representative may be reimbursed out of the Escrow Fund, in accordance with the Escrow Agreement, for all reasonable expenses, disbursements and advances incurred or made by the Stockholder Representative in the good-faith performance of his duties as the Stockholder Representative hereunder; provided, however, that any such payment shall be made only after any pending claims, if any, for which Parent seeks indemnification shall have been fully paid and prior to final distribution of any remaining Escrowed Shares, if any, to former stockholders of the Company. The Company agrees that it will not pursue any action against the Stockholder Representative, in his capacity as the Stockholder Representative, on behalf of the former stockholders of GCS; PROVIDED, HOWEVER, that the Stockholder Representative has acted in good faith and in his own best judgement.

          4.3  EXCHANGE OF SHARES IN THE MERGER.

               (a) EXCHANGE AGENT. Following the Effective Time, Parent shall deposit, or shall cause to be deposited, with a third party selected by Parent and reasonably acceptable to the Company (the "EXCHANGE AGENT"), for the benefit of the stockholders of the Company, for exchange in accordance with this Section 4.3, certificates representing the Parent Shares, less the Escrow Shares, pursuant to the terms of the Escrow Agreement and Section 9.6 hereof (such certificates for Parent Shares being hereinafter referred to as the "EXCHANGE FUND") to be issued pursuant to Section 4.1 hereof in exchange for the Shares.

               (b) EXCHANGE PROCEDURES. As soon as practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of an outstanding certificate which, prior to the Effective Time, represented a Share (a "CERTIFICATE") (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and
(ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing Parent Shares. Upon surrender of a Certificate for cancellation to the Exchange Agent or Parent, together with such letter of transmittal, duly executed, the holder of such Certificate(s) shall be entitled to receive in exchange therefor a Parent certificate representing that number of Parent Shares into which the Shares have been converted pursuant to Section 4.1 hereof less the number of Parent Shares required to be deposited into escrow pursuant to Section 9.6 hereof and the Certificate so surrendered shall be cancelled. If any certificate representing Parent Shares is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing Parent Shares in any name other than that of the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable. Until surrendered as contemplated by this Section 4.3, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the certificate representing Parent Shares into which the Shares have been converted.

               (c) DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED SHARES. No dividends or other distributions declared with respect to Parent Shares and payable to the holders of record thereof after the Effective Time shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Article 4. After the surrender of a Certificate in accordance with this Article 4, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to Parent Shares represented by such Certificate. No holder of an unsurrendered Certificate shall be entitled, until the surrender of such Certificate, to vote the Parent Shares into which Shares shall have been converted.

               (d) LOST OR STOLEN SHARES. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, in accordance with its normal and customary procedures, the posting by such person of a bond in such amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Parent Shares deliverable in respect thereof pursuant to this Agreement.

               (e) NO FURTHER OWNERSHIP RIGHTS IN THE SHARES. After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares which were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for certificates representing Parent Shares as provided in this Article 4.

          4.4 RETURN OF EXCHANGE FUND. Any portion of the Exchange Fund that remains unclaimed by the stockholders of the Company for twenty-four
(24) months after the Effective Time shall be paid to Parent. Any stockholders of the Company who have not theretofore complied with this
Article 4 shall thereafter look only to Parent for payment of their Parent Shares and any unpaid dividends and distributions on the Parent Shares deliverable in respect of each Share such stockholder holds as determined pursuant to this Agreement, without any interest thereon. Any portion of the Escrow Shares that remains unclaimed by the stockholders of the Company for thirty-six (36) months after the Effective Time shall be paid to Parent. Notwithstanding the foregoing, none of Parent, the Company, the Exchange Agent or any other person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

          4.5 FRACTIONAL SHARES. No fractional Parent Shares shall be issued in the Merger or returned to Parent pursuant to Section 4.2. Each of the stockholders of the Company who would otherwise have been entitled to a fraction of a Parent Share upon surrender of certificates for exchange pursuant to this Article 4 will be issued one additional Parent Share. If Parent is otherwise entitled to a fractional Surrendered Parent Share, Parent will receive the next lower whole number of Surrendered Parent Shares.

          4.6 TRANSFER OF SHARES. The Stockholder agrees not to sell, pledge, encumber or otherwise transfer his Shares except in accordance with the terms of this Agreement.

          4.7 DISSENTING SHARES. Notwithstanding anything in this Agreement to the contrary, shares of the Company which immediately prior to the Effective Time are held by stockholders who have properly exercised and perfected dissenters' rights under Section 262 of the DGCL (the "DISSENTING SHARES") shall not be converted into the right to receive Parent Shares as provided in Section 4.1 hereof, but the holders of Dissenting Shares shall be entitled to receive consideration as shall be determined pursuant to Section 262 of the DGCL; PROVIDED, HOWEVER, that if any such holder shall have failed to perfect or shall withdraw or lose dissenter's rights, such holder's shares shall thereupon be deemed to have been converted into Parent Shares as of the Effective Time, without any interest thereon, as provided in Section 4.1 hereof, and such shares shall no longer be Dissenting Shares.

          4.8 STOCK OPTIONS. The Company shall take all action as may be necessary to cause each holder of unexpired and unexercised options granted under the 1992 Stock Option and Restricted Stock Plan of GCS Service, Inc., as amended (each a "COMPANY OPTION"), to exercise in full or terminate, on or prior to the date hereof, all Company Options held by such stockholder. At the Effective Time, each Company Option to purchase Shares which is outstanding and unexercised immediately prior thereto, shall be cancelled and all rights thereunder shall be extinguished.

                                      ARTICLE 5

                            REPRESENTATIONS AND WARRANTIES

          5.1 REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE STOCKHOLDER. The Company and the Stockholder, jointly and severally, represent and warrant to Parent and Merger Sub as follows:

               (a)  CORPORATE ORGANIZATION AND QUALIFICATION.

                    (i) The Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and is qualified and in good standing as a foreign corporation in each jurisdiction where the properties owned, leased or operated, or the business conducted by it require such qualification, except where failure to so qualify or be in good standing would not have a Material Adverse Effect (as hereinafter defined) on the Company. The Company has all requisite power and authority (corporate or otherwise) to own its properties and to carry on its business as it is now being conducted. The Company has heretofore provided to Parent true and complete copies of the Company's Certificate of Incorporation and Bylaws as currently in effect.

                    (ii) Southern Appliance Parts Company, Inc. ("SOUTHERN APPLIANCE") is the only corporation in which the Company, directly or indirectly, beneficially owns any shares of capital stock, partnership interests or limited liability company interests. Southern Appliance conducts no operations and has no liabilities or obligations of any nature. For purposes of this Article V and Article VI hereof, the "Company" shall be deemed to include Southern Appliance.

               (b) CAPITALIZATION. The authorized capital stock of the Company consists of 500,000 shares of common stock, $.01 par value per share, of which 147,118 shares are issued and outstanding, excluding 185,818 shares held in treasury and options to purchase 14,025 shares of common stock of the Company, subject to Section 4.8 hereof. All of the outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable. The only holders of record and the only beneficial owners of Shares are as set forth in Section 5.1(b) of the Company Disclosure Schedule (as hereinafter defined). Except as set forth in Section 5.1(b) on the Company Disclosure Schedule, none of the Shares are subject to any option, warrant, put right or call, preemptive right or commitment of any kind or character. There are not as of the date hereof, and there will not be at the Effective Time, any outstanding or authorized options, warrants, calls, put rights, commitments or any other agreements of any character requiring the Company or any stockholder of the Company to issue, transfer, sell, purchase, redeem or acquire Shares or any shares of capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock of the Company or its subsidiary. The Stockholder, and to the knowledge of the Stockholder, the stockholders of the Company, have and will have at the Effective Time, good and marketable title to the Shares, free and clear of any and all Liens (as hereinafter defined). Except as set forth in
Section 5.1(b) of the Company Disclosure Schedule, neither the Company nor the Stockholder has received any notice of any adverse claim to the ownership of any Shares and does not have any reason to know of any such adverse claims that may be justified. Except as set forth in Section 5.1(b) of the Company Disclosure Schedule, there are no stockholder agreements, buy-sell agreements, voting trusts or other agreements or understandings to which the Company or any of the stockholders of the Company is a party or to which it or any of them is bound relating to the voting of any shares of the capital stock of the Company.

               (c)  APPROVALS; FAIRNESS OPINIONS.

                    (i) The Board of Directors of the Company, at a meeting duly called and held, has, in light of and subject to the terms and conditions set forth herein, (A) determined that this Agreement, the Merger and the other transactions contemplated hereby are fair to, and in the best interests of, all of the stockholders of the Company, (B) approved this Agreement, the Merger and the other transactions contemplated hereby and (C) resolved to recommend approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby to all of the stockholders of the Company.

                    (ii) The Board of Directors of the Company has received (or will have received prior to the Closing) an opinion from Carter Capital Corporation, the Company's financial advisor, to the effect that, as of the date of such opinion, the consideration to be received by the stockholders of the Company in the Merger is fair to all of the stockholders of the Company from a financial point of view. Such opinion has not been (and will not have been prior to the Closing) withdrawn, revoked or modified. A true and complete copy of such opinion will be delivered to Parent at the Closing.

               (d) AUTHORITY RELATIVE TO THIS AGREEMENT. The Stockholder has the full right, power and authority to execute and deliver this Agreement, the Escrow Agreement and any other agreement, certificate or other instrument required to be delivered in connection with this Agreement (collectively, the "ANCILLARY AGREEMENTS") and to consummate the transactions contemplated hereby and thereby. The Company has the requisite corporate power and authority to approve, authorize, execute and deliver this Agreement and the other Ancillary Agreements and, upon approval of its stockholders in accordance with the law, to consummate the transactions contemplated hereby and thereby, including, without limitation, the Merger. This Agreement and the other Ancillary Agreements and the consummation by the Company of the transactions contemplated hereby and thereby have been duly and validly authorized by the Board of Directors of the Company and the Board of Directors of the Company will recommend approval of this Agreement by the

Company's stockholders at the Special Meeting described in Section 6.12 hereof. No other corporate proceedings on the part of the Company or the stockholders of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, other than the approval and adoption of this Agreement by stockholders holding a majority of the Shares entitled to vote thereon. This Agreement and the other Ancillary Agreements have been, and will be, duly and validly executed and delivered by the Company and the Stockholder and, assuming this Agreement and the other Ancillary Agreements constitute the valid and binding agreements of Parent, Merger Sub and the Escrow Agent, as applicable, constitute the valid and binding agreement of the Company and the Stockholder, enforceable against the Company and the Stockholder in accordance with their terms.

               (e) NO VIOLATION. Neither the execution and delivery of this Agreement nor the other Ancillary Agreements by the Company and the Stockholder and the performance by each of the Company and the Stockholder of their respective obligations hereunder and thereunder nor the consummation by the Company or the Stockholder of the transactions contemplated hereby and thereby will (i) violate, conflict with or result in any breach of any provision of the Certificate of Incorporation or Bylaws of the Company; (ii) except as set forth in Section 5.1(e) of the written statement delivered by the Company on or prior to the date hereof (the "COMPANY DISCLOSURE SCHEDULE"), violate, conflict with or result in a violation or breach of, or constitute a default (with or without due notice or lapse of time or both) under, or permit the termination of, or result in the acceleration of, or entitle any party to accelerate (whether as a result of a change in control of the Company or otherwise) any obligation, or result in the loss of any benefit, or give rise to the creation of any Liens upon any of the respective properties or assets of the Company under any of the terms, conditions or provisions of any contract, agreement, license, lease or other instrument or obligation to which the Company or the Stockholder are a party or by which they or any of their respective properties or assets may be bound or affected or (iii) violate any order, writ, judgment, injunction, decree or, to the knowledge of the Company, any statute, rule or regulation of any court or governmental authority, applicable to the Company or, to the knowledge of the Stockholder, the stockholders of the Company or any of their respective properties or assets.

               (f) CONSENTS AND APPROVALS. Except for (i) filings pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR ACT"); (ii) applicable requirements under the Securities Act of 1933, as amended (the "SECURITIES ACT") and the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"); (iii) the filing of the Certificate of Merger;
(iv) applicable require-
ments under corporation or "blue sky" laws of various states; (v) as contemplated by this Agreement or (vi) as set forth in Section 5.1(f) of the Company Disclosure Schedule, no filing or registration with, no notice to and no permit, authorization, consent or approval of any third party or any governmental authority is necessary for the consummation by the Company or the Stockholder of the transactions contemplated by this Agreement or the other Ancillary Agreements or to enable Parent to continue to conduct the Company's business at its present locations after the Closing Date in a manner which is consistent with that in which it is presently conducted.

               (g) FINANCIAL STATEMENTS. The (i) audited balance sheet of the Company for the fiscal years ended September 30, 1995, September 30, 1996 and September 30, 1997 (the "1997 BALANCE SHEET"), and the related income statements and statements of cash flows and stockholders' equity for such periods and (ii) the unaudited balance sheet of the Company as March 31, 1998, and the related income statement and statement of cash flows and stockholders' equity for the six-month period then ended (collectively, the "FINANCIAL STATEMENTS"), are set forth in Section 5.1(g) of the Company Disclosure Schedule. The Financial Statements are true, complete and accurate in all material respects and present fairly the assets, liabilities, results of operations and financial condition of the Company as of the dates specified, all in accordance with GAAP consistently applied throughout the periods involved. Except as set forth in the GCS Service, Inc. Special Review by KPMG Peat Marwick, LLP dated May 6, 1998 (the "KPMG REPORT") attached to Section 5.1(g) of the Company Disclosure Schedule, all of the (i) financial books and records of the Company are true, complete and accurate in all material respects and (ii) material transactions of the Company have been executed with appropriate management authorization and are properly recorded.

               (h) ABSENCE OF UNDISCLOSED LIABILITIES. There are no liabilities or obligations of the Company of any kind whatsoever (whether absolute, accrued, contingent or otherwise, and whether due or to become due), and the Company and the Stockholder know of no valid basis for the assertion of any such liabilities or obligations, whether or not accrued and whether or not contingent or absolute, determined or determinable, and no existing condition, situation or set of circumstances which could reasonably be expected to result in such a liability or obligation, other than:

                    (i) liabilities and obligations adequately reflected and reserved for in the Financial Statements;

                    (ii) liabilities and obligations incurred in the ordinary and usual course of business consistent with past practice since September 30, 1997 which are not, individually or in the aggregate, material, all of which shall be reflected on the Adjusted Closing Date Balance Sheet; and

                    (iii) other liabilities and obligations which, either individually or in the aggregate, would not have a Material Adverse Effect with respect to the Company.

               (i) ABSENCE OF CERTAIN CHANGES. Except as and to the extent set forth in Section 5.1(i) of the Company Disclosure Schedule, since September 30, 1997, (A) the Company has conducted its businesses only in the ordinary and usual course of business consistent with past practice and (B) the Company has not:

                    (i) suffered any adverse change in the business, customers or customer relations, operations, properties, prospects, assets, working capital, liabilities or condition (financial or otherwise) of the Company which resulted in or could reasonably be expected to result in a Material Adverse Effect with respect to the Company and there has not been any damage, destruction, loss or other event which resulted in or could reasonably be expected to result in a Material Adverse Effect with respect to the Company;

                    (ii) incurred any liabilities or obligations (absolute, accrued, contingent or otherwise) except items incurred in the ordinary course of business and consistent with past practice, none of which exceeds $20,000 (counting obligations or liabilities arising from one transaction or a series of similar transactions, and all periodic installments or payments under any lease or other agreement providing for periodic installments or payments, as a single obligation or liability), or increased, or experienced any change in any assumptions underlying or methods of calculating, any bad debt, contingency or other reserves, except for leases of vehicles, office equipment or branch sites which do not exceed $100,000 in the aggregate;

                    (iii) paid, discharged or satisfied any claim, liabilities or obligations (absolute, accrued, contingent or otherwise) other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities and obligations reflected or reserved against in the Financial Statements or incurred in the ordinary course of business and consistent with past practice;

                    (iv) permitted or allowed any of its property or assets (real, personal or mixed, tangible or intangible) to be subjected to Liens, except for (A) Liens on receivables and inventory resulting from bank financings incurred in the ordinary course of business, (B) Liens for Taxes (as hereinafter defined) and assessments not yet due and payable; (C) Liens for Taxes, assessments and charges and other claims, the validity of which are being contested in good faith and (D) worker's, mechanic's, repairmen's, warehousemen's, carriers' and statutory landlord's liens arising in the ordinary course of business which, in each case, to the extent such Liens have arisen as a result of any of the foregoing, are adequately accrued for in the Adjusted Closing Date Balance Sheet ("PERMITTED ENCUMBRANCES");

                    (v) written down the value of any inventory (including write-downs by reason of shrinkage or mark-down) or written off as uncollectible any notes or accounts receivable, except for write-downs and write-offs in the ordinary course of business and consistent with past practice;

                    (vi) except as set forth in Section 5.1(i)(B)(vi) of the Company Disclosure Schedule, cancelled any debts or waived any claims or rights of substantial value except in the ordinary course of business and consistent with past practice;

                    (vii) sold, transferred, or otherwise disposed of any of its properties or assets (real, personal or mixed, tangible or intangible), except in the ordinary course of business and consistent with past practice;

                    (viii) except for (A) annual increases in compensation in the ordinary course of business and consistent with past practice or (B) as set forth in Section 5.1(i)(B)(viii) of the Company Disclosure Schedule, granted any general increase in the compensation of officers or employees (including any such increase pursuant to any bonus, pension, profit-sharing or other plan or commitment), or any increase in the compensation payable or to become payable to any officer or employee, and no such increase is required by agreement or understanding;

                    (ix) except as set forth in Section 5.1(i)(B)(ix) of the Company Disclosure Schedule, made any capital expenditure or commitment for additions to property, plant, equipment or intangible capital assets which exceeds $20,000 in cost;

                    (x) declared, paid or set aside for payment any dividend or other distribution in respect of its capital stock or redeemed, purchased or otherwise acquired, directly or indirectly, any shares of capital stock or other securities of the Company;

                    (xi) made any material change in any method of financial or tax accounting or financial or tax accounting practice;

                    (xii) except as set forth in Section 5.1(i)(B)(xii) of the Company Disclosure Schedule, paid, loaned or advanced any amount to, or sold, transferred or leased any properties or assets (real, personal or mixed, tangible or intangible) to, or entered into any agreement or arrangement with, any of its officers or directors or any affiliate or associate of any of its officers or directors; or

                    (xiii) agreed, whether in writing or otherwise, to take any action described in this Section.

               (j) LITIGATION. Except as set forth in Section 5.1(j) of the Company Disclosure Schedule, there is no action, claim, suit, judicial or administrative proceeding or arbitration pending or to the knowledge of the Company or the Stockholder, investigation pending or, to the knowledge of the Company or the Stockholder, (i) threatened against or involving the Company or any of the properties, assets or rights of the Company or (ii) threatened against the Stockholder and involving the Company or any of the properties, assets or rights of the Company or that could impair the ability of the Stockholder to consummate the transactions contemplated by this Agreement or the Ancillary Agreements, before any court, arbitrator or administrative or governmental body. Except as set forth on Section 5.1(j) of the Company Disclosure Schedule, there is no judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator outstanding against (i) the Stockholder that could impair the ability of the Stockholder to consummate the transactions contemplated by this Agreement or the Ancillary Agreements or (ii) the Company that could impair the ability of the Company to consummate the transactions contemplated by this Agreement or the Ancillary Agreements.

               (k) ASSETS OF THE BUSINESS. Except as set forth in Section 5.1(k)(i) of the Company Disclosure Schedule, all real and personal properties and assets owned by the Company are free and clear of all title defects, liens, pledges, claims, security interests, restrictions, mortgages, options or encumbrances of any kind (collectively, "LIENS"), except for Permitted Encumbrances. Except as set forth in Section 5.1(k)(ii) of the Company Disclosure Schedule, and except for equipment leases whose total rate of annual renumeration is less than $25,000, all of the real and personal properties and assets which are necessary or useful for the conduct of the business of the Company as such business is presently conducted are owned by the Company or leased by the Company pursuant to leases with remaining terms of not less than one year and are in reasonably good working condition in accordance with industry practice and as such are, in the aggregate, adequate to conduct the business of the Company as presently conducted, normal wear and tear excepted. Neither the whole nor any portion of the leaseholds nor any other assets of the Company are subject to any governmental decree or order to be sold or is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor to the knowledge of the Company or the Stockholder has any such condemnation, expropriation or taking been proposed. Except as set forth in Section 5.1(k)(iii) of the Company Disclosure Schedule, the Company has received no written, or, to the knowledge of the Company or the Stockholder, oral, notification that it is in violation of any applicable building, zoning, health or other law, ordinance or regulation in respect of its plants or structures or their operations and, to the knowledge of the Company or the Stockholder, no such violation exists.

               (l)  CERTAIN CONTRACTS.

                    (i)  Section 5.1(l)(i) of the Company Disclosure
     Schedule lists all contracts, instruments, notes, security agreements leases, agreements or understandings, oral or written, whose total rate of annual remuneration exceeds $25,000 under which the Company may be obligated or by which it or any of its properties or assets may be bound ("LISTED AGREEMENTS"), including, without limitation, (A) all employment or other written, or to the knowledge of the Company, oral contracts (including, without limitation, non-competition, severance or indemnification agreements) with any employee or current or former officer or director of the Company (or any company which is controlled by any such individual) whose total rate of annual remuneration exceeds $25,000; (B) all consulting contracts; (C) union, guild or collective bargaining contracts relating to employees of the Company or its subsidiary; (D) instruments for money borrowed (including, without limitation, any indentures, guarantees, loan agreements, sale and leaseback agreements, or purchase money obligations incurred in connection with the acquisition of property other than in the ordinary and usual course of business consistent with past practice) in excess of $25,000; (E) underwriting, purchase or similar agreements entered into in connection with the Company's currently existing indebtedness;
     (F) agreements for acquisitions or dispositions (by merger, purchase or sale of assets or stock or otherwise) of material assets entered into within the last five years, as to which the transactions contemplated have been consummated or are currently pending; (G) joint venture or partnership agreements; (H) licensing, merchandising and distribution contracts which are not cancellable upon thirty (30) days written notice without penalty, except for any restocking charges associated with contracts for the purchase of inventory that are not in excess of 20% of the total remuneration of such contract; (I) purchase and supply contracts which are not cancellable upon thirty
     (30) days written notice without penalty, except for any restocking charges associated with contracts for the purchase of inventory that are not in excess of 20% of the total remuneration of such contract and (J) guarantees, suretyships, indemnification and contribution agreements. Except as indicated in Section 5.1(l) of the Company Disclosure Schedule, a true and complete copy of each Listed Agreement (together with all amendments thereto) has been provided to Parent.
     Each Listed Agreement is a valid and binding obligation of the Company and, to the knowledge of the Company and the Stockholder, the other parties thereto, enforceable against the Company and, to the knowledge of the Company and the Stockholder, the other parties thereto, in accordance with its terms. The Company is not in breach or default in any material respect under any of the Listed Agreements and to the knowledge of the Company or the Stockholder, there has not been any breach or default in any material respect of any of Listed Agreements by any party thereto (other than the Company).

                    (ii) Except as set forth in Section 5.1(l)(ii) of the Company Disclosure Schedule, no contract, commitment, agreement or other understanding, license or permit restricts the ability of the Company or the Stockholder to own, possess or use the Company's assets or conduct the Company's operations in any geographic area.

                    (iii) Except as set forth in Section 5.1(l)(iii) of the Company Disclosure Schedule:

                         (A) No purchase contracts or commitments or any other contracts of the Company continue for a period of more than six months from the Closing Date;

                         (B) There are no outstanding sales contracts, commitments or proposals of the Company, which are not cancellable upon thirty (30) days written notice without penalty, except for any restocking charges associated with contracts for the purchase of inventory that are not in excess of 20% of the total remuneration of such contract, which continue for a period of more than six months from the Closing Date or are intended to result in any loss to the Company upon completion or performance thereof, after allowance for direct distribution expenses, nor are there any outstanding contracts, bids, or sales or service proposals quoting prices which are not reasonably expected to result in a normal profit;

                         (C) The Company has no outstanding contracts with officers, employees, agents, consultants, advisors, salesmen, sales representatives, distributors or dealers that are not cancellable by it on notice of not longer than 30 days and without liability, penalty or premium or any agreement or arrangement providing for the payment of any bonus or commission based on sales or earnings;

                         (D) The Company is not under any liability or obligation with respect to the return of inventory or merchandise in the possession of wholesalers, distributors, retailers or other customers; and

                         (E) The Company is not a party to any federal supply schedule contract or other contract with any Federal, state or local government.

               (m)  EMPLOYEE BENEFIT PLANS; ERISA.

                    (i) Section 5.1(m)(i) of the Company Disclosure Schedule sets forth a true and complete list of each employee benefit or compensation plan of the Company, including, without limitation, each bonus, deferred compensation, incentive compensation, stock purchase, stock option, employment, consulting, severance or termination pay, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plan, program, agreement or arrangement, and each other "employee benefit plan" (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder ("ERISA")), whether formal or informal, written or oral and whether legally binding or not, that is sponsored, maintained or contributed to or was sponsored, maintained or contributed to at any time by the Company or by any trade or business, whether or not incorporated which together with the Company would be deemed a "single employer" within the meaning of
     Section 4001 of ERISA (an "ERISA AFFILIATE"), within the last six years, for the benefit of any employee, former employee, consultant, officer or director of the Company or any ERISA Affiliate (a "BENEFIT PLAN").

                    (ii) With respect to each Benefit Plan, the Company has heretofore delivered to Parent true and complete copies of each of the following documents:

                         (A) a copy of the Benefit Plan (including all amendments thereto);

                         (B) a copy of any annual report, including any annual report required under ERISA or other applicable law, with respect to each such Benefit Plan for the last three most recently completed plan years;

                         (C) a copy of any actuarial report, including any actuarial report required under ERISA or other applicable law, with respect to each such Benefit Plan for the three most recently completed plan years;

                         (D)  a copy of the most recent Summary Plan
     Description, together with each Summary of Material Modifications, if required under ERISA with respect to each such Benefit Plan, and all material employee communications relating to each such Benefit Plan;

                         (E) if the Benefit Plan is funded through a trust or any third party funding vehicle, a copy of the trust or other funding agreement (including all amendments thereto) and the latest financial statements thereof;

                         (F) all contracts relating to any Benefit Plan with respect to which the Company or any ERISA Affiliate may have any liability, including, without limitation, insurance contracts, investment management agreements, subscription and participation agreements and record keeping or other servicing or administration agreements; and

                         (G) the most recent determination letter received from the Internal Revenue Service with respect to each Benefit Plan that is intended to be qualified under Section 401 of the Code.

                    (iii) No Benefit Plan is a "multiemployer plan," as such term is defined in Section (3)(37) of ERISA or a "multiple employer plan" within the meaning of Section 4063 or 4064 of ERISA; each of the Benefit Plans is, and has always been, operated in all material respects in accordance with the requirements of all applicable law; each of the Benefit Plans intended to be "qualified" within the meaning of Section 401(a) of the Code is so qualified and has received a favorable determination letter from the Internal Revenue Service to that effect; no Benefit Plan has an accumulated or waived funding deficiency within the meaning of Section 412 of the Code; neither the Company nor any ERISA Affiliate has incurred, directly or indirectly, any liability (including any material contingent liability) to or on account of a Benefit Plan pursuant to Title IV of ERISA; no proceedings have been instituted to terminate any Benefit Plan that is subject to Title IV of ERISA; no "reportable event," as such term is defined in Section 4043(b) of ERISA, has occurred with respect to any Benefit Plan; and no condition exists that presents a material risk to the Company or any ERISA Affiliate of incurring a liability to or on account of a Benefit Plan pursuant to Title IV of ERISA.

                    (iv) The current value of the assets of each of the Benefit Plans that is subject to Title IV of ERISA exceeds the present value of the accrued benefits under each such Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared for such Benefit Plan. Full payment has been made, or will be made in accordance with section 404(a)(6) of the Code, of all amounts which the Company or any ERISA Affiliate is required to pay under the terms of each of the Benefit Plans as of the last day of the most recent plan year thereof ended prior to the date of this Agreement, and all such amounts properly accrued through the Closing Date with respect to the current plan year thereof will be paid by the Company on or prior to the Closing Date or will be properly reflected on the Adjusted Closing Date Balance Sheet.

                    (v) No Benefit Plan provides benefits, including, without limitation, death or medical benefits (whether or not insured), with respect to current or former employees of the Company or any ERISA Affiliate for periods extending beyond their retirement or other termination of service (other than (A) coverage mandated by applicable law; (B) death benefits or retirement benefits under any "employee pension plan," as that term is defined in Section 3(2) of ERISA; (C) deferred compensation benefits accrued as liabilities on the books of the Company or an ERISA Affiliate or (D) benefits the full cost of which is borne by the current or former employee (or his beneficiary)). No amounts payable under the Benefit Plans will fail to be deductible for Federal income tax purposes by virtue of Section 280G of the Code.

                    (vi) There has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Benefit Plan; the Company has not incurred any liability for any excise tax arising under Section 4972 or 4980B of the Code and no fact or event exists that could give rise to any such liability with respect to the filing of reports with respect to any Benefit Plan; there are no pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Benefit Plans, or any trusts related thereto or any trustee or administrator thereof, and no litigation or administrative or other proceeding (including, without limitation, any litigation or proceeding under Title IV of ERISA) has occurred or, to the best of the Company's or the Stockholder's knowledge, is threatened involving any Benefit Plan or any trusts related thereto or any trustee or administrator thereof.

                    (vii) Except as set forth in Section 5.1(l)(vii) of the Company Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not (A) entitle any current or former employee or officer of the Company or any of its subsidiaries to severance pay, unemployment compensation or any other similar payment, except as expressly provided in this Agreement; (B) accelerate the time of payment or vesting or increase the amount of compensation due any such employee or officer; (C) result in any employment-related expenses or liabilities the full cost of which will not be paid by the Company or (D) result in any prohibited transaction described in Section 406 of ERISA or Section 4975 of the Code for which an exemption is not available.

               (n) ENVIRONMENTAL PROTECTION. Except as set forth in Section 5.1(n) of the Company Disclosure Schedule:

                    (i) The Company has obtained all material permits, licenses and other authorizations which are required under the Environmental Laws for the ownership, use and operation of each location, or portion thereof owned, operated or leased by the Company (the "PROPERTY"), all such permits, licenses and authorizations are in effect, no appeal nor any other action is pending to revoke any such permit, license or authorization, and the Company is in compliance with all terms and conditions of all such permits, licenses and authorizations. The Company has listed all such permits, licenses and other authorizations, including the expiration dates of such permits, licenses and authorizations, in Section 5.1(n) of the Company Disclosure Schedule.

                    (ii) The Company and the Property are in compliance in all material respects with all Environmental Laws including, without limitation, all restrictions, conditions, standards, limitations, prohibitions, requirements, obligations, schedules and timetables contained in the Environmental Laws or contained in any regulation, code, plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved thereunder.

                    (iii) The Company has heretofore delivered to Parent true and complete copies of all environmental studies made in the last five years as to which the Company has knowledge relating to the Property or any other property or facility previously owned, operated or leased by the Company.

                    (iv) There is no civil, criminal or administrative action, suit, demand, claim, hearing, notice of violation, investigation, proceeding, notice or demand letter existing or pending, or to the knowledge of the Company or the Stockholder threatened, relating to the Company or the Property relating in any way to the Environmental Laws or any regulation, code, plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved thereunder.

                    (v) The Company has not, and to the knowledge of the Company or the Stockholder, no other Person has, Released, placed, stored, buried or dumped any Hazardous Substances, Oils, Pollutants or Contaminants or any other wastes produced by, or resulting from, any business, commercial or industrial activities, operations or processes, on, beneath or adjacent to the Property or any Property formerly owned, operated or leased by the Company except for inventories of such substances to be used, and wastes generated therefrom, in the ordinary course of business of the Company (which inventories and wastes, if any, were and are stored or disposed of in accordance with applicable laws and regulations and in a manner such that there has been no Release of any such substances into the environment).

                    (vi) No Release or Cleanup has occurred at the Property or any other Property formerly owned or used by the Com-pany during its period of ownership, operation or tenancy, which could result in the assertion or creation of a lien on the Property by any governmental body or agency with respect thereto, nor has any such assertion of a lien been made by any governmental body or agency with respect thereto.

                    (vii)  To the knowledge of the Company or the
     Stockholder, no employee of the Company in the course of his or her employment with the Company has been exposed to any Hazardous Substances, Oils, Pollutants, Contaminants or other substance, generated, produced or used by the Company in a manner or to an extent which could give rise to any claim against the Company.

                    (viii) The Company has not received any notice or order from any governmental agency or private or public entity advising it that it is responsible for or potentially responsible for Cleanup or paying for the cost of Cleanup of any Hazardous Substances, Oils, Pollutants or Contaminants or any other waste or substance and the Company has not entered into any agreements concerning such Cleanup, nor does the Company have any knowledge of any facts which might reasonably give rise to such notice, order or agreement.

                    (ix) The Property does not contain any: (A) underground storage tanks; (B) friable asbestos; (C) equipment using PCBs; (D) underground injection wells, to the knowledge of the Company; or (E) septic tanks in which process waste water or any Hazardous Substances, Oils, Pollutants or Contaminants have been disposed.

                    (x) Other than bank financing documents and leases set forth in Section 5.1(l) of the Company Disclosure Schedule and entered into in the ordinary course of business, the Company has not entered into any agreement that may require it to pay to, reimburse, guarantee, pledge, defend, indemnify or hold harmless any Person for or against any Environmental Liabilities and Costs.

                    (xi) With regard to the Company and the Property, there are no past or present or, to the knowledge of the

     Company or the Stockholder, future events, conditions, circumstances, activities, practices, incidents, actions or plans which may interfere with or prevent compliance or continued compliance in any material respect with the Environmental Laws as in effect on the date hereof or with any regulation, code, plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved thereunder, or which may give rise to any common law or legal liability under the Environmental Laws, or otherwise form the basis of any claim, action, demand, suit, proceeding, hearing, notice of violation, study or investigation, based on or related to the manufacture, generation, processing, distribution, use, treatment, storage, place of disposal, transport or handling, or the Release or threatened Release into the indoor or outdoor environment by the Company or a facility of the Company, of any Hazardous Substances, Oils, Pollutants or Contaminants.

               (o)  TAXES.

                    (i) All Tax Returns required to be filed with respect to the Company or any of its Affiliates or any of their income, properties or operations have been timely filed and all information reported therein is true, complete and accurate. All Taxes attributable to the assets, business or operations of the Company or any of its Affiliates that are or were due and payable have been paid (whether or not shown as due on any Tax Return) and adequate provision for Taxes not yet due in respect of the current taxable year of the Company and its Affiliates is reflected on the Financial Statements. The Company and its Affiliates have withheld from all employees, customers and any other applicable payees proper amounts in compliance with all tax withholding provisions (including, without limitation, income, social security and employment tax withholding and withholding on payments to non-United States Persons). Except as set forth in Section 5.1(o)(i) of the Company Disclosure Schedule, there is no action, claim, suit, proceeding, deficiency or assessment pending, or to the knowledge of the Company or the Stockholder, threatened against the Company or any of its Affiliates for any Tax deficiency, and there is no audit or investigation currently being conducted that could cause the Company or any of its Affiliates to be liable for any Taxes. Except as set forth in Section 5.1(o)(i) of the

     Company Disclosure Schedule, there are no agreements in effect extending the period of limitations for the assessment or collection of any Tax for which the Company or any of its Affiliates may be liable. None of the Company or any of its Affiliates has been a U.S. real property holding company (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

                    (ii) Except as set forth in Section 5.1(o)(ii) of the Company Disclosure Schedule, the Company (A) is not a party to any agreement providing for the payment of "excess parachute payments" under Section 280G of the Code, or to any tax sharing agreement or other arrangement under which the Company has or may have any obligation to contribute to the payment of any Tax; (B) has not made any election under Section 341 of the Code; and (C) is not required to include in income for any period after Closing any adjustments required under Section 481 of the Code. No tax is required to be withheld pursuant to Section 1445 of the Code as a result of any of the transfers contemplated by this Agreement.

                    (iii) None of the Company or any of its Affiliates is a party to any Tax sharing or Tax allocation agreement or any similar agreement or arrangement, and none of the Company or any of its Affiliates owes any amounts under any such agreement or arrangement. None of the Company or any of its Affiliates has been a member of a group filing a consolidated Federal income Tax Return (other than a group the common parent of which was the Company). None of the Company or any of its Affiliates has any liability for the Taxes of any Person (other than the Company or any of its Affiliates) under Treasury Regulation Section 1.1502-6 (or any corresponding provisions of state, local or foreign Tax law), as a transferee or successor, by contract, or otherwise. None of the Company or any of its Affiliates has net operating losses or other tax attributes presently subject (without regard to the transactions contemplated by this Agreement) to limitation under Sections 382, 383 or 384 of the Code, or the Federal consolidated return regulations. There are no Liens for Taxes upon any of the assets of any of the Company or any of its Affiliates, other than Liens for Taxes and assessments that are not yet due and payable and Liens for Taxes, assessments and charges and other claims, the validity of which are being contested in good faith.

               (p)  COMPLIANCE WITH APPLICABLE LAW.  Except as set forth in
Section 5.1(p) of the Company Disclosure Schedule, the Company holds, and at all times, to the extent material to the Company's operations, has held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of its business as presently conducted under and pursuant to, and the business of the Company is not being and has not been conducted in violation of, any provision of any Federal, state, local statute, law, ordinance, rule, regulation, judgment, order, grant, permit or license or other governmental authorization or approval applicable to the Company.

               (q) PROPRIETARY RIGHTS. Except as set forth in Section 5.1(q) of the Company Disclosure Schedule, the Company does not own or license any Proprietary Rights (as hereinafter defined), nor are any Proprietary Rights necessary for the conduct of its businesses as presently conducted. Section 5.1(q) of the Company Disclosure Schedule contains an accurate and complete description of all Proprietary Rights used by the Company and all applications therefor. The consummation of the transactions contemplated hereby will not alter or impair any Proprietary Rights. Except as set forth in Section 5.1(q) of the Company Disclosure Schedule, no claims have been asserted or, to the best of the Company's and the Stockholder's knowledge, threatened by any Person to the use of any such Proprietary Rights or challenging or questioning the validity or effectiveness of any such license or agreement, or by the Company or the Stockholder to protect or defend such rights; and, to knowledge of the Company and the Stockholder, the use of such Proprietary Rights by the Company does not infringe on the rights of any Person, and no notice of infringement has been asserted or threatened against the Company or the Stockholder.

                    (i) "PROPRIETARY RIGHTS" shall mean (A) Patents, (B) Trademarks, (C) Trade Names, (D) rights in trade dress and packaging and (E) shop rights, copyrights, inventions, trade secrets, service marks and all other intellectual property rights whether registered or not, in each case wherever such rights exist throughout the world, and including the right to recover for any past infringements and (F) Know-how.

                    (ii) "PATENTS" shall mean patents (including all reissues, divisions, continuations, continuations in part and extensions thereof), patent applications and patent disclosures docketed.

                    (iii) "KNOW-HOW" shall mean laboratory journals, know-how (including, without limitation, product know-how and use and application know-how), formulae, processes, product designs, specifications, quality control, procedures, manufacturing, engineering and other drawings, computer data bases and software, technology, other intangibles, technical information, safety information, engineering data and design and engineering specifications, research records, market surveys and all promotional literature, customer and supplier lists and similar data.

                    (iv) "TRADEMARKS" shall mean trademarks, service marks, brand marks, registrations thereof, pending applications for registration thereof, and such unregistered rights which are material to the business of the Company as may exist through use.

                    (v) "TRADE NAMES" shall mean (A) trade names, (B) brand names, and (C) logos and all other names and slogans material to the business of the Company which, in each case embodying business or product goodwill for which no trademark registration has been obtained or applied for.

               (r) LABOR RELATIONS. Except to the extent set forth in Section 5.1(r) of the Company Disclosure Schedule, (i) the Company is not a party to any collective bargaining agreement; (ii) the Company is in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and is not engaged in any practice that would constitute a violation of state or federal labor laws; (iii) there is no unfair labor practice complaint pending, or to the knowledge of the Company or the Stockholder, threatened, against the Company or the Stockholder pending before the National Labor Relations Board; (iv) there is no labor strike, dispute, slowdown or stoppage actually pending or, to the knowledge of the Company or the Stockholder, threatened against or affecting the Company; (v) with respect to the Company, no grievance or arbitration proceeding arising out of or under collective bargaining agreements is pending and, to the knowledge of the Company or the Stockholder, no claim therefor exists and (vi) the Company has not experienced any work stoppage or other collective bargaining or union-organizing activity since December 31, 1993.

               (s) ACCOUNTS RECEIVABLE. All accounts receivable of the Company, whether reflected in the Financial Statements or arising thereafter in the ordinary course of business and reflected in the Estimated Closing Date Balance Sheet, (i) arose or will arise in the ordinary course of business from bona fide arm's-length transactions for the sale of goods or performance of services by the Company (ii) are valid and (iii) to the knowledge of the Company and the Stockholder are collectible in the ordinary course of business and are not subject to counterclaims or setoffs, net of allowances for doubtful accounts.

               (t) INVENTORY. The inventories of the Company (i) to the knowledge of the Company and the Stockholder do not infringe third party Proprietary Rights or other property rights; (ii) meet the Company's specifications and industry standards applicable to such inventories and
(iii) are usable or saleable in the ordinary course of the Company's business, as presently conducted by the Company, less the Company's inventory reserve.

               (u) INSURANCE. Section 5.1(u) of the Company Disclosure Schedule contains a true and complete list and description of all liability, property, workers' compensation, directors and officers liability and other similar insurance of the Company relating to the ownership, use or operation of any of the assets or properties of the Company. The Company has delivered copies of such insurance policies to Parent prior to the date hereof. Except as set forth in Section 5.1(u) of the Company Disclosure Schedule, (i) the insurance coverage provided by the policies described above will not terminate or lapse by reason of the transactions contemplated by this Agreement; (ii) all such policies are presently in full force and effect;
(iii) the Company is not in default under any such policy; (iv) the Company has not failed to make payment of any premium; (v) there are no currently outstanding claims with respect to such insurance coverage and (vi) neither the Company nor the Stockholder has received notification of, or has knowledge, of the existence of any grounds for, the cancellation or proposed cancellation of any such policies or bonds or any reason why any such policies or bonds would not be valid, binding and enforceable in all material respects. Except as set forth in Section 5.1(u) of the Company Disclosure Schedule, and to the knowledge of the Company or the Stockholder, the Company has not failed to give or present (or is aware of any facts or circumstances which may give rise to a claim for failure to give or present) any notice or claim thereunder in accordance with such policies, such as would permit the insurer to deny coverage under such policies.

               (v) INSIDER INTERESTS AND AFFILIATE TRANSACTIONS. Except as disclosed in Section 5.1(v) of the Company Disclosure Schedule or in the KPMG Report, there are no (i) Affiliate or related party transactions, (ii) transactions involving self-dealing or undisclosed ownership interests, (iii) intercompany liabilities or obligations or (iv) other material business relationships, between the Company, on the one hand, and any current or former stockholder, director, officer or employee, including Alex W. Lau or Lance Nelson, on the other hand, other than in such person's capacity as a stockholder, director, officer or employee in the ordinary and usual course of business. Without limiting the generality of the foregoing, no such person directly or indirectly provides to the Company any goods, services, assets or facilities, and the Company does not directly or indirectly provide to any such person any goods, services, assets or facilities, other than in such person's capacity as a stockholder, director, officer, employee in the ordinary and usual course of business.

               (w) PRODUCTS AND WARRANTIES. The products sold by the Company and, to the knowledge of the Company or the Stockholder, the products sold by the Company but manufactured by third parties, conform in design in all material respects with, and meet or exceed the standards required by, all applicable laws, ordinances and regulations now in effect, and to the Company's or the Stockholder's knowledge, there is no pending Federal legislation, not otherwise applicable to the Company's industry, which if adopted or enacted would have an adverse effect upon the products sold by the Company. The Company does not have any outstanding agreements, contracts or proposals therefor which depart from its respective warranties and customer service policies and practices. Except as set forth in Section 5.1(w) of the Company Disclosure Schedule, no written claims and, to the knowledge of the Company or the Stockholder, no other material claims of customers or others based upon an alleged or admitted defect of material, workmanship or design or otherwise in respect of any of the Company's products are presently pending or, to the knowledge of the Company or the Stockholder, threatened against it.

               (x) CUSTOMERS AND SUPPLIERS. Section 5.1(x) of the Company Disclosure Schedule sets forth: (i) a list of (A) the 10 largest customers of the Company by branch in terms of sales during the fiscal year ended September 30, 1997, and (B) the 10 largest customers of the Company by branch in terms of sales during the three months ended December 31, 1997, showing the approximate total sales by the Company to each such customer during such time period; and (ii) a list of (A) the 25 largest suppliers of the Company in terms of purchases during the fiscal year ended September 30, 1997, and (B) the 25 largest suppliers of the Company in terms of purchases during the three months ended December 31, 1997, showing the approximate total purchases by the Company from each such supplier during such time period. Except as set forth in
Section 5.1(x) of the Company Disclosure Schedule, there has not been any material adverse change in the business relationship of the Company and any of the 10 largest customers or 25 largest suppliers of the Company and neither the Company nor the Stockholder has reason to believe that there will be any material adverse change in the business relationship between such customers and suppliers and Parent following the Closing.

               (y) TAX MATTERS. None of the Company, any of its Affiliates or the Stockholder have taken or agreed to take any action that would reasonably be expected to prevent the Merger from constituting a transaction qualifying as a reorganization under Section 368(a) of the Code.

               (z) DISCLOSURE. No representation or warranty by the Company or the Stockholder contained in this Agreement and no statement contained in the Company Disclosure Schedule or any certificate, instrument or other document delivered by the Company or the Stockholder to Parent pursuant to this Agreement contains any untrue statement of a material fact, or omits to state any material fact necessary, in light of the circumstances under which it was made, in order to make the statements herein or therein not misleading, it being understood that as used in this Section 5.1(z) "material" means material to the Company and all of the foregoing accurately, completely and correctly present the information required or purported to be set forth herein or therein.

               (aa) BROKERS' FEES AND COMMISSIONS. None of the Stockholder, the Company nor any of their or its Affiliates has employed any investment banker, broker, finder, consultant or intermediary which would be entitled to any investment banking, brokerage, finder's or similar fee or commission in connection with this Agreement or the transactions contemplated hereby.

               (bb) HART-SCOTT FILING. To the knowledge of the Stockholder, after consultation and based upon advice of counsel, neither the Stockholder, nor, to the knowledge of the Company or the Stockholder, any other person or entity, other than the Company, is required to make any filing pursuant to the applicable require-ments, if any, of the HSR Act (though nothing in the representation shall be deemed to apply to Parent or any of its Affiliates).

               (cc) DISCLOSURE DOCUMENTS. None of the information supplied or to be supplied by the Company or the Stockholder for inclusion in (i) the proxy statement relating to the Special Meeting (as hereinafter defined) to be held in connection with the Merger (as the same may be amended or supplemented from time to time, (the "PROXY STATEMENT/PROSPECTUS"), and (ii) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the Merger (as the same may be amended or supplemented from time to time, the "REGISTRATION STATEMENT") including the Proxy Statement/Prospectus included therein, will, in the case of the Proxy Statement/Prospectus, either at the time of mailing of the Proxy Statement/Prospectus to stockholders of the Company or at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or will, in the case of the Registration Statement either at the time the Registration Statement is filed with the SEC or at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading except that no representation or warranty is made by the Company or the Stockholder with respect to the information supplied by Parent.

          5.2 REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB. Each of Parent and Merger Sub represents and warrants to the Company and the Stockholder as follows:

               (a) CORPORATE ORGANIZATION AND QUALIFICATION. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation and is qualified and in good standing as a foreign corporation in each jurisdiction where the properties owned, leased or operated, or the business conducted, by it require such qualification, except where the failure to so qualify or be in such good standing would not have a Material Adverse Effect on Parent or Merger Sub, as the case may be. Parent has all requisite power and authority (corporate or otherwise) to own its properties and to carry on its business as it is now being conducted. Parent and Merger Sub have heretofore provided to the Company true and complete copies of their respective Certificate of Incorporation and their respective Bylaws as currently in effect.

               (b) AUTHORITY RELATIVE TO THIS AGREEMENT. Each of Parent and Merger Sub has the requisite corporate power and authority to approve, authorize, execute and deliver this Agreement and the other Ancillary Agreements and to consummate the transactions contemplated hereby and thereby. This Agreement and the other Ancillary Agreements and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby have been duly and validly authorized by the respective Boards of Directors of Parent and Merger Sub and by Parent as sole stockholder of Merger Sub, and no other corporate proceedings on the part of Parent and Merger Sub are necessary to authorize this Agreement and the other Ancillary Agreements or to consummate the transactions contemplated hereby and thereby. This Agreement and the other Ancillary Agreements have been, or will be duly and validly executed and delivered by each of Parent and Merger Sub and, assuming this Agreement and the other Ancillary Agreements constitutes the valid and binding agreement of the Company, the Stockholder and the Escrow Agent, as applicable, constitutes valid and binding agreements of Parent and Merger Sub, enforceable against them in accordance with its terms.

               (c) NO VIOLATION. Neither the execution and delivery of this Agreement or the other Ancillary Agreements by Parent and Merger Sub and the performance by each of Parent and Merger Sub of their respective obligations hereunder and thereunder nor the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby will (i) violate, conflict with or result in any breach of any provision of the Certificate of Incorporation or Bylaws of Parent or Merger Sub; (ii) violate, conflict with or result in a violation or breach of, or constitute a default (with or without due notice or lapse of time or both) under, or permit the termination of, or result in the acceleration of, or entitle any party to accelerate any obligation, or result in the loss of any benefit, or give rise to the creation of any Liens upon any of the respective properties or assets of Parent or Merger Sub under any of the terms, conditions or provisions of any contract, agreement, license, lease or other instrument or obligation to which Parent or Merger Sub are a party or by which they or any of their respective properties or assets may be bound or affected or (iii) violate any order, writ, judgment, injunction, decree, statute, rule or regulation of any court or domestic or foreign governmental authority applicable to Parent or Merger Sub or any of their respective properties or assets.

               (d) CONSENTS AND APPROVALS. No filing or registration with, no notice to and no permit, authorization, consent or approval of any third party or any domestic or foreign governmental authority is necessary for the consummation by the Parent or Merger Sub of the transactions contemplated by this Agreement or the other Ancillary Agreements except (i) in connection with the applicable requirements, if any, of the HSR Act; (ii) the filing of the Certificate of Merger pursuant to the DGCL and appropriate documents with the relevant authorities of other states in which the Parent is authorized to do business;
(iii) pursuant to the applicable requirements of the Securities Act and the Exchange Act; (iv) such filing or consent as may be required by any applicable state securities laws; (v) filings with, and approval of, the New York Stock Exchange or (vi) such filing where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification, would not in the aggregate have a Material Adverse Effect on the Parent.

               (e)  SEC REPORTS; FINANCIAL STATEMENTS.

                    (i) Since December 31, 1996, Parent has timely filed all forms, reports and documents with the Securities and Exchange Commission (the "SEC") required to be filed by it pursuant to the Federal securities laws and the SEC rules and regulations thereunder, all of which complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder (all such reports, together with any such reports filed after the date hereof and prior to the Effective Time, collectively, the "SEC REPORTS"). None of the SEC Reports, including, without limitation, any financial statements or schedules included therein, at the time filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading.

                    (ii) The consolidated balance sheets and the related statements of income, stockholders' equity and cash flow (including the related notes thereto) of Parent included in the SEC Reports comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with prior periods (except as otherwise noted therein or, in the case of unaudited financial statements, as permitted by Form 10-Q), and present fairly the consolidated financial position of Parent and its consolidated subsidiaries as of their respective dates, and the consolidated results of their operations and their cash flows for the periods presented therein (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments and the absence of footnotes).

               (f) AUTHORIZATION FOR PARENT SHARES. Prior to the Effective Time, Parent will have taken all necessary action to permit it to issue the number of Parent Shares required to be issued pursuant to Article 4. Parent Shares issued pursuant to Article 4 will, when issued, be validly issued, fully paid and nonassessable and no stockholder of Parent will have any preemptive right of subscription or purchase in respect thereof.

               (g) BROKERS' FEES AND COMMISSIONS. Neither Parent nor Merger Sub has employed any investment banker, broker, finder, consultant or intermediary which would be entitled to any investment banking, brokerage, finder's or similar fee or commission in connection with this Agreement or the transactions contemplated hereby.

               (h) TAX MATTERS. Neither Parent nor Merger Sub has taken or agreed to take any action that would reasonably be expected to prevent the Merger from constituting a transaction qualifying as a reorganization under
Section 368(a) of the Code.

               (i) DISCLOSURE. No representation or warranty by Parent or Merger Sub in this Agreement and no statement contained in any certificate, instrument or other document delivered by Parent or Merger Sub pursuant to this Agreement when taken together as a whole contains any untrue statement of a material fact, or omits to state any material fact necessary, in light of the circumstances under which it was made, in order to make the statements herein or therein not misleading, it being understood that as used in this Section 5.2(i) "material" means material to Parent and its subsidiaries taken as a whole.

               (j) LITIGATION. Except as disclosed in the SEC Reports, there is no action, suit, judicial or administrative proceeding, arbitration or investigation pending before any court, arbitrator or administrative or governmental body or, to the best of Parent's and the Merger Sub's knowledge, threatened against or involving Parent or the Merger Sub or any of their properties, assets or rights that would reasonably be expected to have a Material Adverse Effect with respect to Parent.

               (k) ABSENCE OF CERTAIN CHANGES. Except as disclosed in the SEC Reports, since December 31, 1997, there has not been any change in the businesses, operations, properties, assets, working capital, liabilities or condition (financial or otherwise) of Parent which resulted in or could reasonably be expected to result in a Material Adverse Effect with respect to Parent.

               (l) DISCLOSURE DOCUMENTS. None of the information supplied or to be supplied by Parent for inclusion in the Proxy Statement/Prospectus and the Registration Statement will, in the case of the Proxy Statement/Prospectus, either at the time of mailing of the Proxy Statement/Prospectus to stockholders of the Company, or at the time of the Special Meeting, contain any untrue statement of a material fact or will omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading or will, in the case of the Registration Statement, either at the time the Registration Statement is filed with the SEC or at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Exchange Act, except that no representation or warranty is made by Parent with respect to (i) any forward-looking information regarding or statements made by Parent (whether or not included in the Registration Statement) or (ii) information supplied by the Company or the Stockholder.


                                      ARTICLE 6

                         ADDITIONAL COVENANTS AND AGREEMENTS

          6.1 CONDUCT OF BUSINESS BY THE COMPANY. The Company and the Stockholder covenant and agree that, during the period from the date of this Agreement to the Effective Time (unless Parent shall otherwise agree in writing and except as otherwise contemplated by this Agreement):

               (a) The Company shall and shall cause its subsidiary to conduct its operations according to its ordinary and usual course of business consistent with past practice and with the same degree of effort as would be applied in the absence of this Agreement, and the Company and the Stockholder shall use all reasonable efforts to preserve intact the Company's current business organizations, keep available the services of the Company's current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it to the end that goodwill and ongoing businesses of the Company shall not be materially impaired at the Effective Time. Without limiting the generality of the foregoing, and except as otherwise permitted in this Agreement, prior to the Effective Time, neither the Company nor its subsidiary shall:

                    (i) issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, disposition or pledge or other encumbrance of (A) any additional shares of capital stock of any class (including the Shares), or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of capital stock or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock, or (B) any other securities in respect of, in lieu of, or in substitution for, Shares outstanding on the date hereof;

                    (ii) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding securities (including the Shares);

                    (iii) split, combine, subdivide or reclassify any shares of its capital stock or declare, set aside for payment or pay any dividend, or make any other actual, constructive or deemed distribution in respect of any shares of its capital stock or otherwise make any payments to any of the stockholders of the Company in their capacity as such;

                    (iv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger);

                    (v) adopt any amendments to its Certificate of Incorporation or Bylaws or alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any of its subsidiaries;

                    (vi) change any of the accounting principles or practices used by it;

                    (vii) make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any material Tax Return or any amendment to a material Tax Return, enter into any closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

                    (viii)  grant any material increases in the
     compensation of any of its directors, officers or employees, except in the ordinary course of business and in accordance with its customary past practices;

                    (ix) except pursuant to Section 4.8 hereof, pay or agree to pay any pension, retirement allowance or other employee benefit not required or contemplated by any of the Company's Benefit Plans, as in effect on the date hereof;

                    (x) except as set forth in Section 6(a)(x) of the Company Disclosure Schedule, enter into any new or materially amend any existing employment or severance agreement with any director, officer or employee;

                    (xi) except as may be required to comply with applicable law, become obligated under any new Benefit Plan (including, without limitation, any pension plan, welfare plan, multi-employer plan, employee benefit plan, severance plan, benefit arrangement, or similar plan or arrangement), which was not in existence on the date hereof, or amend any Benefit Plan in existence on the date hereof if such amendment would have the effect of enhancing any benefits thereunder;

                    (xii) make any acquisition, by means of merger, consolidation or otherwise, or disposition of assets (other than an immaterial amount of assets in the ordinary course of business consistent with past practice) or securities;

                    (xiii) enter into any new material contracts or amend the terms of any existing material contract, including, without limitation, any release or settlement agreement (a "SETTLEMENT") with any past or present stockholder, officer or employee to the extent that any Settlement (A) would require any payment from the Company to any party to the Settlement other than pursuant to the terms of the Escrow Agreement; (B) would require either the Company or Parent to perform any obligations to a party to the Settlement after the Closing Date other than the receipt and payment of the appropriate amount to the Escrow Agent; (C) would not expressly include Parent as a third party beneficiary of the Settlement; or (D) would involve payment from a party to the Settlement to either the Company or Parent in any form other than by wire transfer of immediately available funds (except that for any future payment, a receivable shall be permissible only if not included on the Estimated or Closing Date Balance Sheet), other than in the ordinary course of business and consistent with past practice;

                    (xiv) incur any indebtedness for borrowed money or guarantee any such indebtedness or make any loans, advances or capital contributions to, or investments in, any other Person, other than in the ordinary course of business and consistent with past practice and which do not exceed $100,000 in the aggregate;

                    (xv) sell, transfer, or otherwise dispose of any of its properties or assets (real, personal or mixed, tangible or intangible), except in the ordinary course of business and consistent with past practice;

                    (xvi) dispose of or permit to lapse any rights to the use of any Patent, Trademark, Trade Name or copyright, or dispose of or disclose (except as necessary in the conduct of its business) to any Person other than representatives of Parent any trade secrets, formula, process or Know-How not theretofore a matter of public knowledge; or

                    (xvii) authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

               (b) The Company and the Stockholder shall promptly notify Parent upon the occurrence or discovery of any matter or event which is material to the business, operations, properties, condition (financial or otherwise), assets, working capital, prospects or liabilities of the Company taken as a whole, or which would prevent any condition to closing specified in Article 7 from being met.

               (c) The Company and the Stockholder shall use all reasonable efforts to maintain in full force and effect all of the Company's presently existing policies of insurance or insurance comparable to the coverage afforded by such policies.

          6.2  FURTHER EFFORTS.

               (a) The Company and Parent shall: (i) promptly make their respective filings and thereafter make any other submissions required under all applicable laws with respect to the Merger and the other transactions contemplated hereby and (ii) use all reasonable efforts to promptly take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or appropriate to consummate and make effective the transactions contemplated by this Agreement. In addition, in the event of any action, suit, proceeding or investigation relating hereto or to the transactions contemplated by this Agreement, the parties hereto agree to cooperate and use all reasonable efforts to vigorously defend against and respond thereto.

               (b) Without limiting the generality of the foregoing, each of the Company, the Stockholder, Parent and Merger Sub agrees to make as promptly as practicable all filings necessary under the HSR Act in order to obtain the required regulatory clearance in connection with the Merger. Subject to the limitations contained in the last sentence of this Section 6.2(b), each of the Company, the Stockholder, Parent and Merger Sub shall use all reasonable efforts to resolve such objections, if any, that any governmental or regulatory authorities with jurisdiction over the enforcement of the HSR Act may assert with respect to the Merger. Parent and the Company shall have joint responsibility for dealing with such authorities and for resolving any such objections; PROVIDED, HOWEVER, that the parties shall consult with each other before submitting any application or other written communication to any such authority. Notwithstanding the foregoing or any other provisions contained in this Agreement to the contrary, neither the Company, the Stockholder, Parent nor any of its Affiliates shall be under any obligation of any kind to enter into any negotiations or to otherwise agree with any governmental or regulatory authority, including but not limited to any governmental or regulatory authority with jurisdiction over the enforcement of the HSR Act, or any other party to sell or otherwise dispose of, hold separate (through the establishment of a trust or other wise) particular assets or categories of assets or businesses of any of the Company, Parent or any of Parent's Affiliates. Parent shall be solely responsible for paying any and all filing fees required by the HSR Act.

          6.3 ACCESS TO INFORMATION. From the date hereof until the Closing Date, the Stockholder and the Company shall afford Parent and its representatives, during regular business hours and upon reasonable notice, such access to the employees, customers, properties, books and records of the Company as Parent may reasonably request in order to make its due diligence investigations (including preliminary or detailed environmental audits and reports) or otherwise in connection with the transactions contemplated by this Agreement; PROVIDED, HOWEVER, that such access shall not affect Parent's right to rely on the representations and warranties of the Company and the Stockholder set forth herein and such investigations shall not unreasonably interfere with the operation of the Company's business.

          6.4 PUBLICITY. The parties hereto shall not make any public statement disclosing information relating to this Agreement or any of the other Ancillary Agreements or the transactions contemplated hereby or thereby that is in addition to information the parties previously agreed to disclose, including any disclosure to employees that has not been mutually agreed upon; PROVIDED, HOWEVER, that any disclosure (except as to employees) that either the Company or Parent consider to be required to be made to any governmental agency or to be mandated by law or applicable stock exchange requirements may be made at the time required or mandated whether or not there is any agreement on the need for, or text of, such disclosure.

          6.5 AFFILIATES LETTERS. The Stockholder and each director and officer of the Company shall, deliver to Parent on or prior to the Effective Time, a written agreement, in the form attached hereto as Exhibit A (the "AFFILIATE LETTER").

          6.6 REPRESENTATIONS AND WARRANTIES. Neither the Company and the Stockholder, on the one hand, nor Parent and Merger Sub, on the other, shall take any action that would cause any of the representations and warranties set forth in

Section 5.1 or 5.2, as the case may be, not to be true and correct in all material respects at and as of the Effective Time.

          6.7 ACQUISITION PROPOSALS. For a period of three months from the date of this Agreement, neither the Company nor the Stockholder shall solicit, negotiate, offer or accept any other proposal with respect to a merger, consolidation, share exchange or similar transaction involving the Company, any purchase of Shares, any purchase of all or any significant portion of the assets of the Company or any equity interest in the Company, or any purchase of all or any significant portion of the assets of or any equity interest in any business or any corporation, partnership, association or other business organization or division thereof, other than the transactions contemplated hereby.

          6.8 SUPPLEMENTS TO COMPANY DISCLOSURE SCHEDULE. From time to time prior to the Closing, the Company shall promptly supplement or amend the Company Disclosure Schedule with respect to any matter, condition or occurrence hereafter arising which, if existing or occurring at the date of this Agreement, would have been required to be set forth or described in the Company Disclosure Schedule. No supplement to or amendment of the Company Disclosure Schedule shall be deemed to serve as or imply a waiver by Parent of any breach of any representation or warranty made in this Agreement so as to (a) permit the Closing to occur unless Parent specifically agrees thereto in writing or (b) affect Parent's rights to indemnification hereunder.

          6.9 FURTHER ASSURANCES. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company and Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

          6.10  NONCOMPETITION AGREEMENTS.

               (a) "COMPANY BUSINESS" shall mean the line of business or activities in which the Company is presently engaged or is planning, as evidenced in any memorandum, note, record or other writing of Parent or any director, officer or employee of Parent, a copy of which has been provided to the Stockholder during his period of employment, to become engaged on or prior to Closing Date.

               (b) "COMPETING BUSINESS" means any person, concern, or entity that is directly or indirectly engaged in or conducts a business substantially similar to the Company Business.

               (c) "TERRITORY" means every county, city and political subdivision of the United States of America and Canada, which the parties hereby acknowledge to be the geographic area in which the Company conducts the Company Business on the date of this Agreement.

               (d) "TRADE SECRETS" means information relating to the Company or the Company Business, including, without limitation, technical and nontechnical data, service plans or policies, procedures and processes, financial data, financial plans, product plans, pricing information, marketing information, and lists and information with respect to actual or potential customers or suppliers, which is not generally known to or readily ascertainable by proper means by persons other than the Company.

               (e) The Stockholder acknowledges that, by virtue of his special knowledge of the affairs, business, customers, suppliers, vendors and the operations of the Company Business, Parent and the Company would suffer substantial damage if the Stockholder breaches or violates any of the covenants and agreements set forth in this Section 6.10. Therefore, the Stockholder hereby agrees to the following covenants and agreements:

                    (i) The Stockholder covenants and agrees that he shall not, for a period of five (5) years from and after the date hereof (the "NONCOMPETITION PERIOD"), directly or indirectly, in the Territory, for his own account or as an owner, partner, member, stockholder, joint venturer, investor, lender, director, officer, employee, consultant, manager, independent contractor, or in any other capacity, own, engage in, conduct, manage, operate, finance or participate in any Competing Business without the prior written consent of Parent; PROVIDED, HOWEVER, that the Stockholder may acquire and hold as a passive investment not more than 5% of the capital stock of a Competing Business.

                    (ii) During the Noncompetition Period, the Stockholder covenants and agrees that he shall not, directly or indirectly, on his own behalf or in the service or on behalf of others, solicit, divert or appropriate to a Competing Business, or attempt to solicit, divert or appropriate to or for any Competing Business, any persons and/or entities who are, or were, customers of the Company or Parent in the Territory prior to the Closing Date, or any person and/or entity in the Territory to whom the Company has sold or provided any products or services during the five (5) year period immediately preceding the date of this Agreement.

                    (iii)  During the Noncompetition Period, the
     Stockholder covenants and agrees that he shall not, directly or indirectly, on his own behalf or in the service or on behalf of others, hire or attempt to hire any temporary or full-time employee of Parent or the Company, or to cause any such employee to leave his or her employment with Parent or the Company, or in any way interfere with the relationship between Parent or the Company and said employee.

                    (iv) The Stockholder covenants and agrees to hold in trust and strictest confidence, and not to use, reproduce, distribute, disclose or otherwise disseminate, except in connection with the operation of the Company Business, any confidential and proprietary information developed, utilized, or received by the Stockholder relating to the Company's operation of the Company Business prior to the Closing Date, including, without limitation, all Trade Secrets and all information which has been disclosed to the Company by any third party which the Company has treated as confidential.

               (f) In the event any court of competent jurisdiction should determine that any of the terms of this Section 6.10 are unreasonable or unenforceable in scope, the Stockholder, Parent and the Company consent to the exercise by such court of its equitable jurisdiction to reform such terms in accordance with applicable law.

               (g) The Stockholder agrees that if he breaches any provision of this Section 6.10, the damage to Parent or the Company would be difficult to ascertain, and money damages would not afford Parent or the Company an adequate remedy. Therefore, if the Stockholder is in breach of this Section 6.10, the parties hereto agree that Parent or the Company shall be entitled, in addition to any and all rights and remedies as would be provided by law, to specific performance, injunctive, and other equitable relief to prevent or restrain a breach of this Section 6.10. The rights of Parent or the Company under this
Section 6.10 are in addition to, and not in lieu of, any and all rights
Parent or the Company may have at law or in equity to protect its business interests. The Stockholder agrees to be liable for any and all costs and expenses, including attorneys fees, resulting from the breach by the Stockholder of any provision of this Section 6.10.

               (h) Parent acknowledges that any damages that may be sought by Parent due to any breach on the part of the Stockholder of the terms of this Section 6.10 may not be sought from any amounts held in escrow pursuant to Section 9.6 hereof.

          6.11  PROXY STATEMENT.

               (a) The Company and Parent shall prepare as soon as practicable, following the date of this Agreement, and shall file with the SEC, the Registration Statement under the Securities Act. The Company and Parent each shall use all reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing. The respective parties will cause the Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder. The Company and Parent shall also use all reasonable efforts to obtain, prior to the effective date of the Registration Statement, all necessary state securities laws or "blue sky" permits or approvals required to carry out the transactions contemplated by this Agreement.

               (b) Each of the Company and Parent shall furnish all information concerning it required to be included in the Registration Statement. Parent agrees that the Registration Statement and each amendment or supplement thereto at the time it is filed or becomes effective, and at the time that the Proxy Statement/Prospectus which forms a part thereof is mailed to the stockholders of the Company, will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; PROVIDED, HOWEVER, that the foregoing shall not apply to the extent that any such untrue statement of a material fact or omission to state a material fact was made by Parent in reliance upon and in conformity with written information concerning the

Company furnished to Parent by the Company or the Stockholder specifically for use in the Registration Statement. The Company and the Stockholder agree that the written information provided by it specifically for inclusion in the Registration Statement and each amendment or supplement thereto, at the time it is filed or becomes effective, and at the time that the Proxy Statement/Prospectus which forms a part thereof is mailed to the stockholders of the Company, will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

          6.12 STOCKHOLDERS MEETING. As soon as practicable after the Registration Statement is declared effective by the SEC, the Company shall and the Stockholder shall cause the Company to, call a meeting of its stockholders to be held as promptly as practicable for the purpose of voting upon this Agreement and related matters (the "SPECIAL MEETING"). The Company shall, through its Board of Directors, unanimously recommend to the Company stockholders approval of such matters, shall not withdraw, modify, or amend such recommendations; and shall use its best efforts to obtain such stockholder approval. The Company shall coordinate and cooperate with Parent with respect to the timing of such meeting and shall use its best efforts to hold such meeting as soon as practicable after the date hereof. The Company shall not, at its stockholder meeting, submit any other matter for approval of its stockholders.

          6.13 FEES. If this Agreement or the transactions contemplated hereby are terminated, except pursuant to clauses (i) and (ii) of Section 8.4 hereof, and if the stockholders of the Company shall have failed to approve by majority vote this Agreement and the transactions contemplated hereby, then the Company shall promptly (and in any event within five (5) business days after such termination) pay Parent a fee equal to $900,000.

          6.14 CERTAIN CLAIMS; ALLOCATION OF RECOVERY. The Parent, in its sole and absolute discretion, may elect to, or cause the Company to, pursue or not pursue any of the claims, suits, proceedings or other actions the Parent or the Company may have against either or both of Alex W. Lau ("LAU") and/or Lance Nelson ("NELSON") arising from, in connection with or due to any fraud, misrepresentation, defalcation, theft or other action taken while employed by the Company. If Parent, in its sole and absolute discretion, elects to, or causes the Company to, pursue any such claim, then, to the extent any recovery in favor of the Parent or the Company (net of any and all costs and expenses, including without limitation all accounting and legal fees, related to such claim incurred after the Closing) is obtained in the two-year period following the Closing Date, 50% of such recovery shall be allocated to the former stockholders of the Company. 50% of such recovery shall be transmitted directly to the Escrow Agent for the benefit of the former stockholders to be paid by the Escrow Agent to such stockholders in proportion to the number of shares held by such stockholders as of the Effective Time.

          6.15 CERTAIN PROPERTIES. The Company agrees to use all reasonable efforts to (i) cause any mortgage on the Company's property located at 817-825 No. 3rd Street, Philadelphia, Pennsylvania to be released in full prior to Closing and (ii) change the name on the title for such property to reflect the reincorporation of the Company from the State of California to the State of Delaware.


                                      ARTICLE 7

                                      CONDITIONS

          7.1 CONDITIONS TO THE OBLIGATIONS OF PARENT AND MERGER SUB. The respective obligations of Parent and Merger Sub to consummate the Merger are subject to the fulfillment at or prior to the Effective Time of the following conditions, any or all of which may be waived in whole or in part by Parent or Merger Sub, as the case may be, to the extent permitted by applicable law; provided such waiver, if any, shall not be deemed to waive any right to indemnification hereunder.

               (a) CERTIFICATE. The representations and warranties of the Company and the Stockholder set forth in this Agreement shall be true and correct in all material respects on and as of the Effective Time with the same force and effect as though the same had been made on and as of the Effective Time (except to the extent they relate to a particular date), the Company shall have performed in all material respects all of its obligations under this Agreement theretofore to be performed, and Parent shall have received at the Effective Time a certificate to that effect dated the Effective Time and executed by the Stockholder in his capacity as such and an officer of the Company.

               (b) STOCKHOLDER APPROVAL. The Merger shall have been duly approved by consent of the requisite affirmative votes of the stockholders of the Company.

               (c) INJUNCTION. There shall be in effect no preliminary or permanent injunction or other order of a court or governmental or regulatory agency of competent jurisdiction directing that the transactions contemplated herein not be consummated.

               (d) GOVERNMENTAL FILINGS AND CONSENTS. All governmental filings required to be made prior to the Effective Time by the Company with, and all governmental consents required to be obtained prior to the Effective Time by the Company from, governmental and regulatory authorities in connection with the execution and delivery of this Agreement by the Company and the consummation of the transactions contemplated hereby, either (i) listed on Schedule 7.1(d) or (ii) where the failure to make such filing or obtain such consent (either individually or in the aggregate) would have a Material Adverse Effect on the Company or the Surviving Company (assuming the Merger had taken place), shall have been made or obtained and the waiting periods under the HSR Act shall have expired or been terminated.

               (e) THIRD PARTY CONSENTS. All required authorizations, consents and approvals of any third party (other than a governmental or regulatory authority), either (i) listed on Schedule 7.1(e) or (ii) the failure of which (either individually or in the aggregate) to obtain would have a Material Adverse Effect on the Company or the Surviving Company (assuming the Merger had taken place), shall have been obtained.

               (f) AFFILIATE LETTER. The Stockholder and each of the directors and officers of the Company receiving Parent Shares in the Merger shall have executed and delivered to Parent an Affiliate Letter, together with such other documents and instruments as Parent may reasonably request related to compliance with the Securities Act.

               (g) EMPLOYMENT, CONSULTING AND NONCOMPETE AGREEMENTS. The Stockholder shall have entered into and delivered to Parent an employment, consulting, and non-competition agreement with respect to the Stockholder in substantially the form as is set forth in Exhibit E hereto.

               (h) OPINION OF COUNSEL. Parent shall have received the opinion of counsel for the Company and the Stockholder substantially in the form attached hereto as Exhibit B.

               (i) ABSENCE OF CERTAIN CHANGES. Since the date hereof, there shall not have occurred, and no fact or set of circumstances shall have arisen or been discovered, which could be reasonably expected to result in a Material Adverse Effect with respect to the Company.

               (j) ESCROW AGREEMENT. Concurrently with the Closing, the Stockholder shall have entered into and delivered to Parent the Escrow Agreement substantially in the form attached hereto as Exhibit C.

               (k) SECURITIES LAW COMPLIANCE. The Registration Statement shall have become effective by an order of the SEC, the Parent Shares to be issued in the Merger shall have been qualified or exempted under all applicable state securities or blue sky laws, there shall have been no stop order issued or threatened by the SEC that suspends the effectiveness of the Registration Statement, and no proceeding shall have been commenced, pending, or overtly threatened for such purpose.

               (l) LISTING OF PARENT SHARES. The Parent Shares constituting the aggregate Merger Consideration shall have been authorized for listing on the NYSE, subject to notice of official issuance.

               (m) SECTION 1445(B)(3) AFFIDAVIT. The Company shall have furnished to Parent an affidavit under Section 1445(b)(3) of the Code that will exempt the transactions contemplated by this Agreement from withholding under Section 1445 of the Code.

               (n) DIRECTOR AND OFFICER RESIGNATIONS. The Stockholder shall have delivered the written resignations, effective at the Effective Time, of all members of the Board of Directors of the Company and all officers of the Company.

          7.2 CONDITIONS TO THE OBLIGATIONS OF THE COMPANY AND THE STOCKHOLDER. The obligation of the Company and the Stockholder to consummate the Merger is subject to the fulfillment at or prior to the Effective Time of the following conditions, any or all of which may be waived in whole or in part by the Company and the Stockholder to the extent permitted by applicable law.

               (a) CERTIFICATE. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all material respects on and as of the Effective Time with the same force and effect as though the same had been made on and as of the Effective Time (except to the extent they relate to a particular date), Parent and Merger Sub shall have performed in all material respects all of their respective obligations under this Agreement theretofore to be performed and the Company and the Stockholder shall have received at the Effective Time a certificate to that effect dated the Effective Time and executed by an officer of Parent and Merger Sub.

               (b) INJUNCTION. There shall be in effect no preliminary or permanent injunction or other order of a court or governmental or regulatory agency of competent jurisdiction directing that the transactions contemplated herein not be consummated.

               (c) GOVERNMENTAL FILINGS AND CONSENTS. All governmental filings required to be made prior to the Effective Time by Parent and Merger Sub with, and all governmental consents required to be obtained prior to the Effective Time by Parent and Merger Sub from, governmental and regulatory authorities in connection with the execution and delivery of this Agreement by Parent and Merger Sub and the consummation of the transactions contemplated hereby shall have been made or obtained except where the failure to make such filing or obtain such consent would not reasonably be expected to have a Material Adverse Effect on Parent (assuming consummation of the Merger) and the waiting periods under the HSR Act shall have expired or been terminated.

               (d) OPINION OF COUNSEL. The Company and the Stockholder shall have received the opinion of counsel of Parent substantially in the form attached hereto as Exhibit D.

               (e) ESCROW AGREEMENT. Concurrently with the Closing, Parent shall have entered into and delivered to the Stockholder the Escrow Agreement substantially in the form attached hereto as Exhibit C.

               (f) LISTING OF PARENT SHARES. The Parent Shares constituting the aggregate Merger Consideration shall have been authorized for listing on the NYSE, subject to notice of official issuance.

               (g) ABSENCE OF CERTAIN CHANGES. Since the date hereof, there shall not have occurred, and no fact or set of circumstances shall have arisen or been discovered, which could be reasonably expected to result in a Material Adverse Effect with respect to Parent.

                                      ARTICLE 8

                                     TERMINATION

          8.1 TERMINATION BY MUTUAL CONSENT. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval by the stockholders of the Company, either by the mutual written consent of Parent and the Company, or by mutual action of their respective Boards of Directors.

          8.2 TERMINATION BY EITHER PARENT OR THE COMPANY. This Agreement may be terminated and the Merger may be abandoned by either Parent or the Company if (i) the Merger shall not have been consummated by November 30, 1998 (provided that the right to terminate this Agreement under this Section 8.2(i) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date) or (ii) any court of competent jurisdiction in the United States or some other governmental body or regulatory authority shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger or permitting consummation of the Merger only subject to a condition or restriction unacceptable to Parent and such order, decree, ruling or other action shall have become final and nonappealable.

          8.3 TERMINATION BY PARENT. This Agreement may be terminated, and the Merger may be abandoned by Parent at any time prior to the Effective Time, before or after the approval by stockholders of the Company, if (i) the Company or the Stockholder shall have failed to comply with any of the covenants, conditions or agreements contained in this Agreement to be complied with or performed by the Company or the Stockholder at or prior to such date of termination, which failure to comply would result in a Material Adverse Effect with respect to the Company and has not been cured within five business days following receipt by the Company of notice of such failure to comply or (ii) any representation or warranty of the Company or the Stockholder contained in the Agreement shall not be true in all material respects when made and such breach would result in a Material Adverse Effect with respect to the Company (provided such breach has not been cured within five business days following receipt by the Company of notice of the breach) or on and as of the Effective Time as if made on and as of the Effective Time (except to the extent any such representation or warranty relates to a particular date).

          8.4 TERMINATION BY THE COMPANY. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Company, if (i) Parent or Merger Sub shall have failed to comply with any of the covenants, conditions or agreements contained in this Agreement to be complied with or performed by Parent or Merger Sub at or prior to such date of termination, which failure to comply would result in a Material Adverse Effect with respect to Parent and has not been cured within five business days following receipt by the breaching party of notice of such failure to comply, or (ii) any representation or warranty of Parent or Merger Sub contained in this Agreement shall not be true in all material respects when made and such breach would result in a Material Adverse Effect with respect to Parent (provided such breach has not been cured within five business days following receipt by the breaching party of notice of the breach) or on and as of the Effective Time as if made on and as of the Effective Time (except to the extent any such representation or warranty relates to a particular date).

          8.5 EFFECT OF TERMINATION AND ABANDONMENT. In the event of the termination and abandonment of this Agreement pursuant to Article 8 hereof, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its affiliates, directors, officers or stockholders, except for the provisions of Section 6.13 hereof which shall remain in full force and effect following the termination of this Agreement. Notwithstanding the foregoing sentence, nothing contained in this
Section 8.5 shall relieve any party from liability for any breach of this Agreement.

                                      ARTICLE 9

                                   INDEMNIFICATION

          9.1 INDEMNIFICATION BY THE COMPANY AND THE STOCKHOLDER. (a) Subject to the limits set forth in this Article 9, the Company and the Stockholder shall jointly and severally indemnify, defend and hold Parent and Merger Sub, its officers, directors, agents and affiliates, harmless from and against any and all losses, liabilities, Taxes, damages, deficiencies, claims, costs and expenses (collectively, "LOSSES") that they may suffer, sustain, incur or become subject to arising out of, in connection with or due to (i) any inaccuracy of any representation or the breach of any warranty, covenant, undertaking or other agreement of the Company or the Stockholder contained in this Agreement, any other Ancillary Agreement or the Company Disclosure Schedule, (ii) any claim, suit, proceeding or any other action brought by or on behalf of any stockholder of the Company relating to the transactions contemplated hereby, that may be brought within two years of the Closing Date (other than claims brought by the Stockholder pursuant to the terms of this Agreement) or (iii) any claim, suit, proceeding or any other action accrued or resulting from or relating to facts and circumstances existing prior to or as of the Closing Date, brought at any time by or on behalf of Lau, Nelson, James A. O'Brien ("O'BRIEN") or Mr. or Mrs. Parker R. Tyler, Jr. (collectively, "TYLER"), in connection with or due to (A) Lau's, Nelson's, O'Brien's or Tyler's employment or other relationships or agreements with the Company or the modification or termination thereof or (B) Lau's Shares or Company Options or the issuance, modification, repurchase or cancellation thereof.

               (b) Notwithstanding any other provision of this Article 9, the indemnification obligations of the Company pursuant to this Article 9 shall be satisfied by the transfer to Parent of the number of Escrow Shares (as hereinafter defined) having a Fair Market Value equal to the Losses to be paid by the Company to Parent pursuant to this Article 9 provided, that in the event that any Losses to be paid by the Company or the Stockholder to Parent pursuant to this Article 9 shall exceed the Escrow Amount (as hereinafter defined) following any distribution of Escrow Shares pursuant to
Article 4 hereof, the Stockholder shall be solely responsible for payment to Parent of any such Losses to the extent that any such Losses exceed the Escrow Amount. For purposes of this Agreement, the term "LOSSES" shall include interest, penalties, fees and reasonable professional fees and expenses incurred in connection with any of the foregoing and in investigating and seeking indemnification pursuant to this Article 9. For purposes of this Section 9.1, "FAIR MARKET VALUE" shall be deemed to equal the average per share closing prices of Parent Shares, as reported on the NYSE Composite Tape during the period comprised of the 20 consecutive trading days ending on the day prior to the date on which any Losses may be properly paid hereunder.

          9.2 INDEMNIFICATION BY PARENT. Subject to the limits set forth in this Article 9, Parent shall indemnify, defend and hold the Stockholder harmless from and against any and all Losses that he may suffer, sustain, incur or become subject to arising out of, in connection with or due to (i) any inaccuracy of any representation or the breach of any warranty contained in Sections 5.2(a), 5.2(b), 5.2(c), 5.2(d), 5.2(f), 5.2(g) and 5.2(h) hereof or (ii) any claim made by any stockholder of the Company related to any forfeiture of any unclaimed portion of the Exchange Fund to Parent pursuant to Section 4.4 hereof.

          9.3  CERTAIN TAX MATTERS.

               (a) TAXABLE PERIODS ENDING ON OR BEFORE THE CLOSING DATE. The Company and the Stockholder shall be liable for, and shall, jointly and severally, indemnify and hold Parent and its Affiliates harmless against, any and all Taxes for any taxable year or taxable period ending on or before the Closing Date due or payable by the Company, but only to the extent that the amount of such Taxes is in excess of the specific reserves for Taxes set forth in the Adjusted Closing Date Balance Sheet.

               (b) TAXABLE PERIODS COMMENCING AFTER THE CLOSING DATE. Parent shall be liable for, and shall indemnify and hold the Stockholder harmless against, any and all Taxes for any taxable year or taxable period commencing after the Closing Date due or payable by the Company.

               (c) TAXABLE PERIOD COMMENCING BEFORE THE CLOSING DATE AND ENDING AFTER THE CLOSING DATE. Parent shall cause the Company to pay all Taxes due for any taxable year or taxable period commencing before and ending after the Closing Date (the "SPLIT TAX PERIOD"). Upon timely notice from Parent, the Stockholder shall pay to the Company prior to the date any payment for Taxes as described in this Section 9.3(c) is due, an amount equal to the excess, if any, of (i) the Taxes that would have been due if the Split Tax Period had ended on the Closing Date over (ii) the Taxes for the Split Tax Period which are described in this Section 9.3(c) and which have been paid on or prior to the Closing Date or are specifically reserved for in the Adjusted Closing Date Balance Sheet.

          9.4  BASKET; LIMIT ON INDEMNIFICATION.

               (a)  Notwithstanding the provisions of Sections 9.1(a)(i) or
(ii) and 9.2 hereof, no indemnification shall be required to be made under Sections 9.1(a)(i) or (ii) and 9.2 hereof until the aggregate amount of all Losses under such Section 9.1(a)(i) or (ii) and 9.2 hereof exceeds $150,000, in which case, the Company, the Stockholder or Parent, as the case may be, shall be liable for all Losses arising thereafter; PROVIDED that such limitation shall not apply to any breach of the representations and warranties contained in Sections 5.1(a), 5.1(b), 5.1(c), 5.1(d) or 5.1(o) hereof (the "REP BASKET") and FURTHER PROVIDED that the Rep Basket with respect to Section 5.1(v) or clause (iii) of Section 9.1(a) (a "SECTION 9.1(A)(iii) CLAIM") shall be limited to $10,000. Notwithstanding anything herein to the contrary, the Rep Basket shall not apply with respect to (A) any fraudulent breach of any representation or warranty, (B) any claim by Parent or Merger Sub for any Loss(es) with respect to Section 9.3 hereof or (C) any claim by Parent or Merger Sub for any Loss(es) with respect to clause (iii) of Section 9.1(a) hereof.

               (b) Notwithstanding the provisions of Sections 9.1 and 9.2 hereof, the maximum amount of payments for indemnification provided pursuant to Sections 9.1 and 9.2 hereof, shall be limited to an amount equal to 50% of the aggregate Merger Consideration, in the aggregate (the "INDEMNIFICATION CAP"), except that the Indemnification Cap shall not apply to any Loss(es) attributable to: (i) breach of the representations and warranties contained in Sections 5.1(a), 5.1(b), 5.1(c), 5.1(d) or 5.1(o); (ii) any fraudulent breach of any representation or warranty or (iii) any obligation of the Company or the Stockholder to indemnify Parent with respect to Section 9.3 hereof.

          9.5 SUBROGATION. Upon making any payment for any Section 9.1(a)(iii) Claim as provided herein, the Company and the Stockholder will, to the extent of such payment, be subrogated to the rights of Parent against any third party in respect of the Loss to which the payment relates; PROVIDED, HOWEVER, that until Parent recovers full payment of its Loss, any and all claims of the Company or the Stockholder against any such third party on account of such payment are hereby made expressly subordinated and subjected in right of payment of Parent's rights against such third party.

          9.6 SURVIVAL OF REPRESENTATIONS AND WARRANTIES. All of the representations and warranties of the parties contained in this Agreement or in any instrument delivered pursuant hereto shall survive the Closing Date, regardless of any investigation made by the parties, and shall remain in full force and effect thereafter until two years after the Closing Date; provided, however, that the representations and warranties contained in Sections 5.1(a), 5.1(b), 5.1(c), 5.1(d) and 5.1(k) shall survive for a period of four years after the Closing, the representations and warranties contained in Sections 5.1(m) and 5.1(o) shall survive until the applicable statutes of limitations have run plus thirty (30) days. No action or proceeding may be brought with respect to any claims hereunder unless written notice thereof, setting forth in reasonable detail each such claim, shall have been sent to the applicable party prior to the expiration of the applicable periods set forth above. The right to indemnification or any other remedy based on representations, warranties, covenants and obligations in this Agreement will not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or obligation. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, will not affect the right to indemnification or any other remedy based on such representations, warranties, covenants and obligations.

          9.7 ESCROW AGREEMENT. Subject to the terms and conditions of an escrow agreement (the "ESCROW AGREEMENT") in substantially the form as is set forth in Exhibit C hereto, to be executed by the appropriate stockholders of the Company, Parent and Norwest Bank, Minnesota, N.A., as escrow agent ("ESCROW AGENT"), Parent Shares in an aggregate amount equal to the sum of ten percent (10%) of the Merger Consideration owing to each holder of a certificate representing Parent Shares to be issued in connection with the transactions contemplated by Section 4.1 of this Agreement (the "ESCROW AMOUNT") shall be deposited with the Escrow Agent pursuant to the terms of the Escrow Agreement for the term of two years as collateral for the indemnification of Parent and/or Merger Sub of possible claims pursuant to Sections 4.2, 9.1 or 9.2 hereof (the "ESCROW SHARES"); it being understood that such stockholders shall have all voting rights with respect to the Escrow Shares and shall receive on a current basis all dividends and distributions on the Escrow Shares. In the event Escrow Shares are returned to Parent and/or Merger Sub for any purchase price adjustment pursuant to
Section 4.2 hereof or the indemnification of any claim(s) pursuant to Article 9 hereof, such Escrow Shares shall be valued, per share, at the Average Stock Price. In the event that any Escrow Shares are returned to Parent or Merger Sub for the indemnification of any claims pursuant to Article 9 hereof, such Escrow Shares shall be valued at the Fair Market Value.

          9.8 REMEDIES CUMULATIVE. The remedies provided herein shall be cumulative and shall not preclude an indemnified party from asserting any other rights or seeking any other remedies against the indemnifying party or its successors or assigns.

                                      ARTICLE 10

                              MISCELLANEOUS AND GENERAL

          10.1 PAYMENT OF EXPENSES. Whether or not the Merger shall be consummated, each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transac-tions contemplated hereby (including, without limitation, the fees and expenses of legal counsel, accountants, investment bankers and other advisors); PROVIDED, HOWEVER, that the Stockholder agrees to pay all fees and expenses incurred by the Company which are not reflected in the Adjusted Closing Date Balance Sheet and were incurred in connection with this Agreement and the transactions contemplated by this Agreement (including, without limitation, the fees and expenses of Carter Capital Corporation).

          10.2 MODIFICATION OR AMENDMENT. Subject to the applicable provisions of the DGCL, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement by written agreement executed and delivered by duly authorized officers of the respective parties; PROVIDED, HOWEVER, that after approval of the Merger by the stockholders of the Company, no amendment shall be made which adversely changes the consideration payable in the Merger or adversely affects the rights of the Company's stockholders hereunder without the approval of such stockholders.

          10.3 WAIVER OF CONDITIONS. The conditions to each of the parties' obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law.

          10.4 COUNTERPARTS. For the convenience of the parties hereto, this Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

          10.5 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of law thereof.

          10.6 NOTICES. Any notice, request, instruction or other document to be given hereunder by any party to the other parties shall be in writing and delivered personally or sent by registered or certified mail or overnight courier with a national reputation, postage prepaid, or by facsimile transmission (with a confirming copy sent by overnight courier), as follows:


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

               (a)  If to the Company or the Stockholder, to

               GCS Service, Inc.
               191 Post Road West
               Westport, Connecticut 06880
               Attention:  Wesley B. Tyler
               Fax: (203) 221-2796

               with a copy to:

               Lorne W. McDougall
               Edwards & Angell
               101 Federal Street
               Boston, Massachusetts 02110-1800
               Fax: (617) 439-4170

               (b)  If to Parent or Merger Sub, to:

               Ecolab Inc.
               Ecolab Center
               370 Wabasha
               St. Paul, MN 55102
               Attention:  Senior Vice President, Corporate Planning
                          and Development
               Facsimile:  (612) 293-2573

               with a copy to:

               Ecolab Inc.
               Ecolab Center
               370 Wabasha
               St. Paul, MN 55102
               Attention: Lawrence T. Bell,
                 General  Counsel
               Facsimile: (612) 293-2573

               and to:

               Skadden, Arps, Slate, Meagher &
                 Flom (Illinois)
               333 West Wacker Drive
               Chicago, Illinois 60606
               Attention:  Peter C. Krupp, Esq.
               Facsimile:  (312) 407-0411

or to such other Persons or addresses as may be designated in writing by the party to receive such notice.

          10.7 ENTIRE AGREEMENT; ASSIGNMENT. This Agreement, together with the Confidentiality Agreement,(a) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties or any of them with respect to the subject matter hereof, and (b) shall not be assigned by operation of law or otherwise, provided that (i) Parent may assign its rights and obligations or those of Merger Sub to any direct wholly owned subsidiary of Parent, but no such assignment shall relieve Parent of its obligations hereunder if such assignee does not perform such obligations and (ii) upon the death of the Stockholder, this Agreement shall be binding on the Stockholder's beneficiaries, successors, heirs, legatees, assigns and testamentary or intestate estate and the executor or administrator of such estate.

          10.8 PARTIES IN INTEREST. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

          10.9  CERTAIN DEFINITIONS.  As used herein:

               (a) "AFFILIATE" and with a correlative meaning "AFFILIATED" means, with respect to any person, any direct or indirect subsidiary of such person, and any other person that directly, or through one or more intermediaries, controls or is controlled by or is under common control with such first person, and, if such a person is an individual, any member of the immediate family (including parents, spouses and children) of such individual and any trust whose principal beneficiary is such individual or one or more members of such immediate family and any person who is controlled by any such member or trust. As used in this definition, "control" (including, with correlative meanings, "controlled by" and "under common control with") shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise).

               (b) "CLEANUP" means all actions required to: (i) clean up, remove, treat or remediate Hazardous Substances, Oils, Pollutants or Contaminants in the indoor or outdoor environment; (ii) prevent the Release of Hazardous Substances, Oils, Pollutants or Contaminants so that they do not migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (iii) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (iv) respond to any government requests for information or documents in any way relating to cleanup, removal, treatment or remediation or potential clean up, removal, treatment or remediation of Hazardous Substances, Oils, Pollutants or Contaminants in the indoor or outdoor environment.

               (c) "ENVIRONMENTAL LAWS" means all foreign, federal, state and local laws, regulations, rules and ordinances relating to pollution or protection of the environment, including, without limitation, laws relating to Releases or threatened Releases of Hazardous Substances, Oils, Pollutants or Contaminants into the indoor or outdoor environment (including, without limitation, ambient air, surface water, groundwater, land, surface and subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous Substances, Oils, Pollutants or Contaminants, and all laws and regulations with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances, Oils, Pollutants or Contaminants, and all laws relating to endangered or threatened species of fish, wildlife and plants and the management or use of natural resources.

               (d) "ENVIRONMENTAL LIABILITIES AND COSTS" means all liabilities, obligations, responsibilities, obligations to conduct cleanup, losses, damages, deficiencies, punitive damages, consequential damages, treble damages, costs and expenses (including, without limitation, all reasonable fees, disbursements and expenses of counsel, expert and consulting fees and costs of investigations and feasibility studies and responding to government requests for information or documents), fines, penalties, restitution and monetary sanctions, interest, direct or indirect, known or unknown, absolute or contingent, past, present or future, resulting from any claim or demand, by any Person or entity, whether based in contract, tort, implied or express warranty, strict liability, joint and several liability, criminal or civil statute, including any Environmental Law, or arising from environmental, health or safety conditions, the Release or threatened Release of Hazardous Substances, Oils, Pollutants or Contaminants into the environment, as a result of past or present ownership, leasing or operation of any Properties, owned, leased or operated by the Company;

               (e) "HAZARDOUS SUBSTANCES, OILS, POLLUTANTS OR CONTAMINANTS" means all substances defined as such in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. Section 300.5, or defined as such by, or regulated as such under, any Environmental Law.

               (f) "MATERIAL ADVERSE EFFECT" with respect to the Company shall mean any individual or cumulative adverse change in or effect on the business, customers or customer relations, operations, properties, working capital condition (financial or otherwise), assets, prospects or liabilities of the Company and its subsidiary taken as a whole that would or is reasonably expected to be materially adverse to the business operations, properties, working capital condition (financial or otherwise), assets or liabilities of the Company and its subsidiary taken as a whole or would prevent the Company from consummating the Merger.

               (g) "MATERIAL ADVERSE EFFECT" with respect to Parent shall mean any individual or cumulative adverse change in or effect on the business, customers or customer relations operations, properties, working capital condition (financial or otherwise), assets, prospects or liabilities of Parent and its subsidiaries taken as a whole that would or is reasonably expected to be materially adverse to the business, operations, properties, working capital condition (financial or otherwise), assets or liabilities of Parent and its subsidiaries taken as a whole or would prevent Parent from consummating the Merger.

               (h) "PERSON" shall mean an individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization or, as applicable, any other entity.

               (i) "RELEASE" means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment (including, without limitation, ambient air, surface water, groundwater, and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Substances, Oils, Pollutants or Contaminants through or in the air, soil, surface water, groundwater or property.

               (j) "RETURNS" means all reports, elections, estimates, information statements, business licenses, registrations and returns.

               (k) "SUBSIDIARY" shall mean, when used with reference to any entity, any corporation or other Person a majority of the outstanding voting securities or rights of which are owned directly or indirectly by such entity.

               (l) "TAX RETURN" shall mean any report, return, information return, or other document (including any related or supporting information and any amendments thereto) filed or required to be filed with any Federal, state, local, or foreign governmental entity or other authority in connection with the determination, assessment or collection of any Tax (whether or not such Tax is imposed on the Company) or the administration of any laws, regulations or administrative requirements relating to any Tax, or any statement required to be furnished to any Person under any Tax law.

               (m) "TAXES" means all taxes, however denominated, including any interest, penalties or additions to tax that may become payable in respect thereof, imposed by any Federal, state, local or foreign government or any agency or political subdivision thereof, which taxes shall include, but not be limited to, all income, gross receipts, payroll, employee, withholding, unemployment, value added, insurance, social security, sales and use, leasing, occupation, excise, franchise, net worth, service, real and personal property, stamp, transfer and workers' compensation taxes.

               (n) "KNOWLEDGE" or "KNOWLEDGE OF THE COMPANY AND THE STOCKHOLDER" means (i) actual knowledge of any of the directors, and Senior Executives of the Company or the Stockholder; (ii) knowledge as would have or should have come to the attention of such persons in the course of discharging such individual's duties as a director or officer or member of management of the Company (as appropriate) in a reasonable and prudent manner consistent with sound business practice. As used in this Agreement, Senior Executives means Wesley B. Tyler, Alex W. Lau and James A. O'Brien.

          10.10 REMEDIES FOR BREACH. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

          10.11 CAPTIONS. The Article, Section and paragraph captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

          IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the parties hereto and shall be effective as of the date first herein above written.


                                       ECOLAB INC.



                                       By: /s/ Paul Delahunt
                                           ------------------------------
                                           Name: Paul Delahunt
                                           Title: Corporate Development V.P.


                                       GCS ACQUISITION CORPORATION



                                       By: /s/ Timothy P. Dordell
                                           ------------------------------
                                           Name: Timothy P. Dordell
                                           Title:


                                       GCS SERVICE, INC.



                                       By: /s/ Wesley B. Tyler
                                           ------------------------------
                                           Name: Wesley B. Tyler
                                           Title: President


                                       WESLEY B. TYLER


                                           /s/ Wesley B. Tyler
                                           ------------------------------

                                     [EXHIBIT A]

                              FORM OF AFFILIATE LETTER



                              ______, 1998



Ecolab Inc.
Ecolab Center
370 N. Wabasha Street
St. Paul, Minnesota  55012

Gentlemen:

          I am a holder of shares of common stock, $.01 par value per share ("Company Common Stock"), of GCS Service, Inc., a Delaware corporation (the "Company"). I am aware that pursuant to the terms of the Agreement and Plan of Merger, dated as of May __, 1998 (the "Agreement") among the Company, Ecolab Inc., a Delaware corporation ("Ecolab"), GCS Acquisition Corporation, a Delaware corporation ("Merger Sub") and Wesley B. Tyler, Merger Sub will be merged (the "Merger") with and into the Company with the Company continuing as the surviving corporation, and each of the shares of Company Common Stock owned by me as of the time of such Merger shall be converted into shares of common stock, par value $1.00 per share ("Ecolab Common Stock"), of Ecolab.

          I understand and agree that it is intended that the Merger will be treated as a tax free "reorganization" for federal income tax purposes. I have been advised that as of the date hereof, I may be deemed an "affiliate" of the Company, within the meaning of Rule 145 ("Rule 145") promulgated under the Securities Act of 1933, as amended (the "Securities Act"), although nothing contained herein should be construed as an admission of such fact.

          If in fact I am deemed an "affiliate" of the Company under the Securities Act, my ability to sell, assign or transfer Ecolab Common Stock received by me in exchange for any shares of Company Common Stock pursuant to the Merger may be restricted unless such transaction is registered under the Securities Act or an exemption from such registration is available. I understand that such exemptions are limited and I have obtained advice of counsel as to the provisions of this letter agreement as well as the nature and conditions of such exemptions, including information with respect to the applicability to the sale of such securities of Rule 145(d) promulgated under the Securities Act, to the extent applicable.

          I understand that the representations and warranties and covenants set forth herein will be relied upon by the Company, Ecolab, their respective counsel and accounting firms and stockholders of the Company and Ecolab.

          In connection with the above transactions, I represent and warrant to Ecolab and agree that:

          A. I have been advised that the issuance of Ecolab Common Stock to me pursuant to the Merger will be registered with the Securities and Exchange Commission (" SEC") under the Securities Act on a Registration Statement on Form S-4. However, I have also been advised that because I may be deemed to have been an "affiliate" of the Company at the time the Merger was submitted for a vote of the stockholders of the Company, and because any distribution by me of Ecolab Common Stock has not been registered under the Securities Act, I may not sell, transfer, exchange, pledge, or otherwise dispose of, or make any offer or agreement relating to any of the foregoing with respect to, the Ecolab Common Stock acquired by me pursuant to the Merger, or any securities that may be paid as a dividend or otherwise distributed thereon or with respect thereto or issued or delivered in exchange or substitution therefor (all such shares and other securities of Ecolab being herein sometimes collectively referred to as "Restricted Securities"), or any option, right or other interest with respect to any Restricted Securities, unless (i) such transaction is permitted pursuant to Rules 145(c) and 145(d) under the Securities Act, (ii) counsel reasonably satisfactory to Ecolab, shall have advised Ecolab in a written opinion letter satisfactory to Ecolab and Ecolab's legal counsel, and upon which Ecolab and its legal counsel may rely, that no registration under the Securities Act would be required in connection with the proposed sale, transfer or other disposition, (iii) a registration statement under the Securities Act covering the Restricted Securities proposed to be sold, transferred or otherwise disposed of, describing the manner and terms of the proposed sale, transfer or other disposition, and containing a current prospectus, shall have been filed with the SEC and made effective under the Securities Act, or (iv) an authorized representative of the SEC shall have rendered written advice to me (sought by me or counsel representing me, with a copy thereof and all other related communications delivered to Ecolab) to the effect that the SEC would take no action, or that the Staff of the SEC would not recommend that the SEC take action, with respect to the proposed disposition if consummated.

          B. I understand that Ecolab is under no obligation to register the sale, transfer or other disposition of Restricted Securities by me or on my behalf under the Securities Act or, except as set forth in the following paragraph, to take any other ac-tion necessary in order to make compliance with an exemption from such registration available.

          C. From and after the effective date of the Merger (the "Effective Time") and for so long as is necessary in order to permit me to sell the Restricted Securities held by and pursuant to Rule 145 and, to the extent applicable, Rule 144 under the Securities Act, Ecolab will use its best efforts to file on a timely basis all reports required to be filed by it pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, referred to in paragraph (c)(1) of Rule 144 under the Securities Act. Ecolab is under no obligation to register the sale, transfer or other disposition of any Restricted Securities by me or on my behalf or to take any other action necessary (other than pursuant to the preceding sentence) in order to make compliance with an exemption from registration available.

          D. I understand that, in addition to the restrictions imposed under this agreement, the provisions of Rule 145 limit any public resale by me of Restricted Securities and that the restrictive legends described below will be placed upon the Restricted Securities.

     I understand that stop transfer instructions will be given to the registrar of the certificates for the shares of Ecolab Common Stock and that there will be placed on the certificates for the shares of Ecolab Common Stock, or any substitutions therefor, a legend stating in substance:

          THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION (THE ACQUISITION OF GCS SERVICE, INC.) TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), APPLIES AND MAY BE SOLD OR OTHERWISE TRANSFERRED ONLY IN COMPLIANCE WITH THE LIMITATIONS OF SUCH RULE 145, OR UPON RECEIPT BY ECOLAB INC., OF AN OPINION OF COUNSEL ACCEPTABLE TO IT THAT SOME OTHER EXEMPTION FROM REGISTRATION UNDER THE ACT IS AVAILABLE, OR PURSUANT TO A REGISTRATION STATEMENT UNDER THE ACT.

          Ecolab agrees to remove such legend to the extent that shares evidenced by such certificates may properly be sold by me pursuant to this agreement.

          2. I also understand that unless a sale or transfer is made in conformity with the provisions of Rule 145, or pursuant to a registration statement, Ecolab reserves the right to put the following legend on the certificates issued to my transferee:

          THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND WERE ACQUIRED FROM A PERSON WHO RECEIVED SUCH SHARES IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES HAVE BEEN ACQUIRED BY THE HOLDER NOT WITH A VIEW TO, OR FOR RESALE IN CONNECTION WITH, ANY DISTRIBUTION THEREOF WITHIN THE MEANING OF THE SECURITIES ACT OF 1933 AND MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933 OR PURSUANT TO A REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933.

          E. I hereby agree that, for a period of one (1) year following the Effective Time of the Merger, I will obtain an agreement similar to this agreement from each transferee of the shares of Ecolab Common Stock sold or otherwise transferred by me, but only if such sale or transfer is effected other than in a transaction involving a registered public offering or as a sale pursuant to Rule 145.

          It is understood and agreed that this agreement will terminate and be of no further force and effect and the legends set forth in Paragraph D above will be removed by delivery of substitute certificates without such legends, and the related transfer restrictions shall be lifted forthwith, if
(i) my shares of Ecolab Common Stock shall have been registered under the Securities Act for sale, transfer, or other disposition by me or on my behalf, (ii) I am not at the time an "affiliate" (as defined in Rule 144(a)(1) under the Securities Act) of Ecolab and have held the shares of Ecolab Common Stock for at least one (1) year (or such other shorter period as may be prescribed by the Securities Act and the Rules and Regulations) and Ecolab has filed with the SEC all of the reports it is required to file under the Securities Exchange Act of 1934, as amended, during the preceding twelve
(12) months, (iii) I am not and have not been for at least three (3) months an "affiliate" of Ecolab and I have held the shares of Ecolab Common Stock for at least two (2) years, or (iv) Ecolab shall have received a letter from the staff of the SEC, or an opinion of counsel acceptable to Ecolab, to the effect that the stock transfer restrictions and the legend are not required.

          This agreement may be executed in several counterparts, each of which shall constitute one in the same instrument.

          This agreement shall be binding on my heirs, legal representatives, and successors.

                              Very truly yours,


                              ------------------------------------------------
                              Name:(*)
                              Title:



Accepted this __ day of May __, 1998

ECOLAB INC.




By:
   -------------------------------------------




____________________

(*) In the event this undertaking covers shares held jointly or held individually by related parties who will sign this together, each joint or related party shall sign.

                                     [EXHIBIT B]

                            FORM OF OPINION OF COUNSEL TO
                           THE COMPANY AND THE STOCKHOLDER


     Based upon and subject to the foregoing, and the further limitations and qualifications set forth below, we are of the opinion that:

     1. The Company is a corporation validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own its properties and to carry on its business as it is now being conducted.

     2. The authorized capital stock of the Company consists solely of 500,000 shares of common stock, par value $.01 per share, of which only the Shares are issued and outstanding. All of the outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable. The only holders of record of the Shares are as set forth on Exhibit A, attached hereto. To the best knowledge of Counsel, there are not, as of the date hereof, any outstanding or authorized options, warrants, calls, rights, commitments or any other agreements of any character requiring the Company or any stockholder to issue, transfer, sell, purchase, redeem or acquire the Shares or any shares of capital stock or any securities or rights convertible into, or exchangeable for, or evidencing the right to subscribe for, any shares of capital stock of the Company.

     3. The Stockholder has the full right, power and authority to execute and deliver the Merger Agreement and the Ancillary Agreements and to consummate the transactions contemplated thereby. The Company has the corporate power and authority to approve, authorize, execute and deliver the Merger Agreement and, to the extent it is a party thereto, the Ancillary Agreements, and to consummate the transactions contemplated thereby.

     4. The execution and delivery by the Company of the Merger Agreement and the Ancillary Agreements to which it is a party, and the consummation by the Company of the transactions contemplated thereby, have been duly and validly authorized by the Board of Directors of the Company and by the stockholders of the Company and no other corporate proceedings on the part of the Company are necessary to authorize the Merger Agreement or the Ancillary Agreements or to consummate the transactions contemplated thereby. Each of the Merger Agreement and the Ancillary Agreements has been duly executed and delivered by the Company and the Stockholder and is a valid and binding obligation of the Company and the Stockholder, enforceable against the Company and the Stockholder in accordance with its terms, except that enforcement thereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect relating to or affecting creditors' rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in proceeding in equity or at law).

     5. The execution and delivery by the Company of the Merger Agreement and the Ancillary Agreements to which it is a party and the performance by the Company of all of its obligations under each such document in accordance with its terms, do not (i) conflict with its Articles of Incorporation or By-Laws, (ii) constitute a violation of or default under any Listed Agreement set forth on Schedule 5.1(l) of the Merger Agreement (each, an "Applicable Contract") or (iii) require the creation or imposition of any security interest or lien upon any of the property of the Company pursuant to its Articles of Incorporation, By-Laws or any Applicable Contract.

     6. To the best knowledge of Counsel, there are no proceedings pending or threatened against or affecting the Company or the Stockholder in any court or before any governmental authority or arbitration board or tribunal which are likely to (i) prevent or declare unlawful the transactions contemplated by the Merger Agreement or cuase such transactions to be rescinded or (ii) have a Material Adverse Effect with respect to the Company.

     7. All necessary approvals, consents and other actions by, and notices to and filings with, governmental authroities in connection with the transfer to Parent of the Shares as eontemplated by the Merger Agreement have been obtained or acomplished.

                                     [EXHIBIT C]

                               FORM OF ESCROW AGREEMENT


     THIS ESCROW AGREEMENT, dated as of ______________________, 1998 (this "Escrow Agreement"), is by and among Ecolab Inc., a Delaware corporation ("Parent"), GCS Service, Inc., a Delaware corporation (the "Company"), Wesley
B. Tyler (referred to herein as the "Stockholder Representative"), and Norwest Bank Minnesota, National Association, as escrow agent (the "Escrow Agent").

     A. Parent, the Company, the Stockholder Representative and GCS Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent, entered into an Agreement and Plan of Merger dated as of _________________, 1998 (the "Merger Agreement"), which sets forth the terms and conditions of the Merger (as defined in the Merger Agreement).

     B. Section 9.6 of the Merger Agreement provides for the placement in escrow, pursuant to the terms of this Escrow Agreement, of an aggregate amount equal to the sum of ten percent (10%) of the Merger Consideration (as defined in the Merger Agreement) initially paid to each shareholder of the Company, pursuant to Section 4.1 of the Merger Agreement, in order to provide a non-exclusive source of funds which may be payable to Parent under the Merger Agreement, including without limitation the obligations under Sections 4.2, 9.1 and 9.2 thereof (all Parent Shares held under this Escrow Agreement are referred to herein as the "Escrow Shares").

     C. The Company and the stockholders of the Company have appointed Wesley B. Tyler as their agent and representative for, among other things, all purposes related to this Escrow Agreement. [Add power of substitution].

     D. The terms used herein with an initial capital letter, unless otherwise defined herein, shall have the same meaning in this Escrow Agreement as such terms have under the Merger Agreement.

     In consideration of the representations, warranties, covenants and agreements contained herein, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

          1. ESCROW DEPOSIT. The Stockholder Representative, on behalf of the Company and the stockholders of the Company, in consideration of the transactions contemplated by the Merger Agreement, in order to induce Parent to consummate the transactions contemplated by the Merger Agreement, and in order to secure the obligations of the Company and the stockholders of the Company pursuant to the Merger Agreement, hereby agree to the deposit by Parent into escrow of the Escrow Shares pursuant to this Escrow Agreement.
In furtherance thereof, the Stockholder Representative hereby authorizes Parent to deposit the Escrow Shares with the Escrow Agent at the Closing, in the name of the Escrow Agent, to be held as nominee and for the benefit of the stockholders of the Company. As so deposited, the Escrow Shares, together with any distributions, property or other rights distributed (including, without limitation, upon a stock split, stock dividend or other recapitalization of Parent), other than Parent's regular quarterly cash dividends which shall be distributed on a current basis, with respect to or in exchange for, or otherwise attaching to, the Escrow Shares, are herein collectively referred to as the "Escrow Fund." Each of the Company, Parent and the Stockholder Representative acknowledge and agree that the Escrow Shares will not be issued in the name of any stockholder of the Company until released to such stockholder pursuant to this Escrow and that no stockholder of the Company will be entitled to sell, transfer, encumber or otherwise dispose of any Escrow Shares or other property constituting a part of the Escrow Fund deposited hereunder or any interest therein unless and until such Escrow Shares or other property constituting a part of the Escrow Fund are delivered to the stockholders of the Company pursuant to the terms of this Escrow Agreement, and any purported transfer in violation of the foregoing restriction shall be null, void and of no force or effect. The Escrow Agent will hold and administer the Escrow Fund in accordance with the provisions of this Escrow Agreement.

          2. AGENT FOR THE COMPANY AND THE STOCKHOLDERS OF THE COMPANY. The Stockholder Representative shall be the agent for the Company and the stockholders of the Company under this Escrow Agreement and shall have the sole power and authority to act on their behalf for the purposes of this Escrow Agreement.

          3. AUTHORITY OF ESCROW AGENT. The Stockholder Representative, on behalf of the Company and the stockholders of the Company, by execution and delivery of this Escrow Agreement, constitutes and appoints the Escrow Agent as the true and lawful agent and attorney-in-fact to hold in its name (or its nominee's name), and to assign and transfer the Escrow Shares and the Escrow Fund for each of the stockholders of the Company and in the place and stead of each of them, as fully and to all the same extent as each of them could do in its own behalf, as shall from time to time be required in accordance with the provisions of this Escrow Agreement. In furtherance of the foregoing and not in limitation thereof, the Escrow Agent is specifically authorized to forward any certificates representing any Escrow Shares or any other property constituting a part of the Escrow Fund to Parent's transfer agent for purposes of having any such shares or other property cancelled and returned to Parent as may be necessary to accomplish the intent and purposes of this Escrow Agreement. Such authority of the Escrow Agent shall not be affected by the subsequent bankruptcy, insolvency, death, disability or incompetence of any of the stockholders of the Company.

          4. OWNERSHIP OF ESCROW FUND. Unless and until assigned, transferred and delivered to Parent in accordance with the provisions hereof, the Escrow Shares and any other property constituting a part of the Escrow Fund deposited with the Escrow Agent shall be held in trust for each stockholder of the Company as designated by the Stockholder Representative, in proportion to the number of shares held in the Escrow Fund for the benefit of each stockholder of the Company, as set forth on Exhibit D hereto, such amount being adjusted from time to time pursuant to the Merger Agreement, (such amount being referred to herein, as with respect to each holder, its "Pro Rata Share"). All distributions, property and other rights distributed (including, without limitation, upon a stock split, stock dividend or other recapitalization of Parent), except for Parent's regular quarterly cash dividends which shall be distributed on a current basis, with respect to or in exchange for, or otherwise attaching to, the Escrow Shares shall attach to and run with, or be exchanged for, as the case may be, the Escrow Shares, shall become a part of the Escrow Fund and shall be delivered to stockholders of the Company as designated by the Stockholder Representative based upon each stockholder's Pro Rata Share or assigned, transferred and delivered to Parent, as the case may be, only as, if and when the Escrow Shares related to such distributions, property and other rights are to be delivered to stockholders of the Company based upon Pro Rata Share or to be assigned, transferred and delivered to Parent, as the case may be, in accordance with the terms of this Escrow Agreement. [Add provision that Escrow Agent will pass on vote to the stockholders of the Company]

          5. PURPOSE OF ESCROW FUND. The Escrow Fund shall be held by the Escrow Agent as a non-exclusive source of funds for the satisfaction of the obligations of the Company and the stockholders of the Company with respect to the purchase price adjustments provided for in Section 4.2 of the Merger Agreement and the indemnification provisions of Article 9 of the Merger Agreement. The parties hereto acknowledge that (i) resort to the Escrow Fund is not the sole or exclusive remedy of Parent to satisfy the obligations of the stockholders of the Company under the Merger Agreement; (ii)

Parent may pursue any other remedies available to it, whether under the Merger Agreement or otherwise, or at law or in equity and (iii) Parent shall not be required to pursue or exhaust any other remedies available to it prior to pursuing its rights under this Escrow Agreement.

          6. DISTRIBUTION OF ESCROW FUND. Subject to the provisions of the last paragraph of this Section 6, and Section 10 hereof, the Escrow Fund will be delivered to the stockholders of the Company as designated by the Stockholder Representative or assigned, transferred and delivered to Parent as follows:

               (a) Following the determination of the Adjusted Net Book Value pursuant to Section 4.2 of the Merger Agreement, in the event that the Merger Consideration is to be decreased pursuant thereto, the Stockholder Representative agrees that Parent shall be authorized to direct the Escrow Agent to assign, transfer and deliver to Parent the number of Escrow Shares (and the distributions, property or other rights related to such Escrow Shares, whether upon a stock split, stock dividend, recapitalization or otherwise, as provided herein, except for Parent's regular quarterly cash dividends which shall be paid on a current basis) in an amount equal to (A) the difference between (1) the Net Worth of the Company set forth on the Estimated Closing Balance Sheet and (2) the Adjusted Net Book Value divided by (B) the Average Stock Price. The Stockholder Representative and the Escrow Agent shall be jointly and severally obligated to deliver such Escrow Shares to the Parent, within two (2) business days following determination of the Adjusted Closing Date Balance Sheet.

               (b) In the event that Parent shall pursue certain claims described in Section 6.14 of the Merger Agreement, upon final judgment or settlement of any such claims and distribution by Parent of any portion of the cash recovery in favor of Parent under such claims to the Escrow Agent in accordance with Section 6.14 of the Merger Agreement (the "Judgment Proceeds"), the Escrow Agent shall deliver to each Stockholder of the Company a portion of the Judgment Proceeds, if any, as determined in proportion to each Stockholder's Pro Rata Share, in accordance with written instructions provided by the Stockholder Representative
[Alternative: insert description of any settlement entered into prior to Closing].

               (c) On ____________, 2000, the two year anniversary of the Closing Date, the Escrow Agent will deliver to each of the stockholders of the Company its Pro Rata Share, according to written directions provided by the Stockholder Representative, of the Escrow Shares (and the distributions, property or other rights related to such Escrow Shares, whether upon a stock split, stock dividend, recapitaliza-tion or otherwise, as provided herein, except for Parent's regular quarterly cash dividends which shall be paid on a current basis) remaining in escrow, reduced by the number of Escrow Shares equal to the dollar amount of any claims then pending against the Escrow Fund, divided by the Fair Market Value.

               (d)  Following resolution of all claims consistent with
Section 6(c) above, the Escrow Agent will deliver to the Stockholder Representative (as defined in the Merger Agreement) a number of Escrow Shares equal to the dollar amount of any amounts for which the Stockholder Representative may be entitled to reimbursement pursuant to Section 4.2(f) of the Merger Agreement.

               (e) Subject to Sections 6(c) and 6.2(d) above, upon the termination of this Escrow Agreement, if there are no other claims or losses pending, the balance, if any, of the Escrow Shares (and the distributions, property or other rights related to such Escrow Shares, whether upon a stock split, stock dividend, recapitalization or otherwise, as provided herein, except for Parent's regular quarterly cash dividends which shall be paid on a current basis) remaining in escrow under this Escrow Agreement shall be distributed in accordance with this Section 6 hereof.

     In the event Escrow Shares are returned to Parent and/or Merger Sub for any adjustment to the purchase price pursuant to Section 4.2 of the Merger Agreement, such Escrow Shares shall be valued per share, at the Average Stock Price. In the event that any Escrow Shares are returned to Parent and/or Merger Sub for the indemnification of any claims pursuant to Article 9 hereof or the Stockholders Representatives pursuant to Section 6(d), such Escrow Shares shall be valued at the Fair Market Value. Further, when Escrow Shares are returned to Parent and/or Merger Sub the calculation shall be determined on a per holder basis based on such stockholder's Pro Rata Share such that following such return the number of shares held in the Escrow Fund in trust for each such stockholder shall equal a whole number of shares.

          7. CLAIMS AGAINST ESCROW FUND. If Parent desires to make a claim against the Escrow Fund, Parent shall deliver to the Escrow Agent and to the Stockholder Representative a notice setting forth a claim for adjustment or indemnification under the Merger Agreement, which notice shall state in reasonable detail the basis for and dollar amount of the claim and the number of Escrow Shares necessary to discharge such claim in accordance with this Escrow Agreement (the "Notice of Claim"). Each Notice of Claim shall be in the form of EXHIBIT A attached hereto. If the Stockholder Representative desires to dispute such claim or any part thereof, the Stockholder Representative shall deliver to the Escrow Agent and to Parent, within twenty (20) days after the Notice of Claim has been delivered to the Escrow Agent and the Stockholder Representative, a written notice (the "Rebuttal Notice") setting forth in reasonable detail the basis for the dispute of such claim. Each Rebuttal Notice shall be in the form of EXHIBIT B attached hereto.

     If, upon the expiration of twenty (20) days after the Notice of Claim has been delivered to the Escrow Agent and the Stockholder Representative, the Escrow Agent shall not have received a Rebuttal Notice from the Stockholder Representative, then subject to the last paragraph of Section 6 the Escrow Agent shall deliver to Parent the number of Escrow Shares (and the distributions, property or other rights related to such Escrow Shares as provided herein) equal to the dollar amount of the claim provided for in the Notice of Claim divided by the Fair Market Value.

     If, prior to the expiration of such 20-day period, the Escrow Agent shall receive a Rebuttal Notice, a conflict shall be deemed to have arisen between the Notice of Claim and the Rebuttal Notice. Thereupon, the Escrow Agent shall be entitled to refrain from taking any action until the Escrow Agent shall be directed otherwise in writing executed by both of Parent and the Stockholder Representative or by a court of competent jurisdiction.

          8. APPOINTMENT, RESIGNATION, REMOVAL AND INDEMNIFICATION OF ESCROW AGENT.

               (a) Parent and the Stockholder Representative hereby appoint the Escrow Agent in accordance with and to be governed by the terms and conditions set forth in this Escrow Agreement, and the Escrow Agent hereby accepts such appointment.

               (b) The duties and responsibilities of the Escrow Agent shall be limited to those expressly set forth herein and the Escrow Agent shall not be obligated to recognize any other agreement between any of the parties hereto, even though reference thereto may be made herein and whether or not the Escrow Agent has knowledge thereof.

               (c) The Escrow Agent shall not be personally liable for any action taken or omitted to be taken hereunder if taken or omitted to be taken by the Escrow Agent in good faith or in the exercise by the Escrow Agent of its own best judgment. The Escrow Agent shall also be fully protected in relying upon any written notice, demand, certificate or document that the Escrow Agent in good faith believes to be genuine.

               (d) Provided it acts in good faith, the Escrow Agent shall not be responsible for the sufficiency or accuracy of the form, execution, validity or genuineness of notices, documents or securities now or hereafter deposited or delivered under this Escrow Agreement, or of any endorsement thereof, or for any lack of endorsement thereof, or for any description therein, nor shall the Escrow Agent be responsible or liable in any respect on account of the identity, authority or rights of the persons executing or delivering or purporting to execute or deliver this Escrow Agreement or any such document, notice, security or endorsement.

               (e) The Escrow Agent may resign at any time or be removed by the mutual consent of Parent and the Stockholder Representative. No resignation or removal of the Escrow Agent and no appointment of a successor Escrow Agent, however, shall be effective until the acceptance of appointment by the successor Escrow Agent in the manner herein provided. In the event of the resignation or removal of the Escrow Agent, Parent and the Stockholder Representative shall agree upon a successor Escrow Agent. Any successor Escrow Agent shall execute and deliver to the predecessor Escrow Agent, Parent and the Stockholder Representative an instrument accepting such appointment and the transfer of the Escrow Fund and agreeing to the terms of this Escrow Agreement, and thereupon such successor Escrow Agent shall, without further act, become vested with all the estates, properties, rights, powers and duties of the predecessor Escrow Agent as if originally named herein. In the event Parent and the Stockholder Representative are unable to agree upon a successor Escrow Agent within twenty (20) days of the creation of the vacancy, Parent and the Stockholder Representative shall submit the dispute for resolution to a court of competent jurisdiction.

               (f) Parent and the Stockholder Representative hereby indemnify and hold harmless the Escrow Agent from and against any and all loss, liability, cost, damage and expense, including, without limitation, reasonable counsel fees, which the Escrow Agent may suffer or incur by reason of any action, claim or proceeding brought against the Escrow Agent arising out of or relating in any way to this Escrow Agreement or any transaction to which this Escrow Agreement relates unless such action, claim or proceeding is the result of the bad faith conduct, willful misconduct or gross negligence of the Escrow Agent. The Escrow Agent may consult counsel in respect of any question arising under this Agreement and the Escrow Agent shall not be liable for any actions taken or omitted in good faith upon advice of such counsel.

          9.   TERMINATION.  This Escrow Agreement shall terminate as follows:

               (a) On ____________, 2000, the two year anniversary of the Closing Date, if there are no claims then pending against the Escrow Fund that were made by proper delivery of a Notice of Claim prior to such date, in which event the Escrow Agent shall deliver the remaining Escrow Fund, if any, to the stockholders of the Company as designated by the Stockholder Representative in their Pro Rata Shares; or

               (b) Upon the distribution of the balance of the Escrow Fund to Parent to satisfy claims of Parent in accordance herewith, if such distribution occurs on or before _____________, 2000; or

               (c) Upon final settlement of any claims of Parent that are pending against the Escrow Fund on ____________, 2000, provided that such claims were made by proper delivery of Notices of Claims on or before ___________, 2000, in which event the Escrow Fund shall be distributed by the Escrow Agent in accordance with this Agreement; or

               (d) Upon the mutual written agreement to terminate this Agreement executed by Parent and the Stockholder Representative, provided that this Escrow Agreement shall in any event terminate not later than the five year anniversary of the Closing Date.

          10. FRACTIONAL SHARES. Notwithstanding any other provision of this Escrow Agreement to the contrary in lieu of any fractional share to which any of the parties hereto may be entitled, Parent shall pay each of the stockholders of the Company who would otherwise be entitled to a fraction of a Parent Share, one additional Parent Share. If Parent becomes entitled to receive any fraction of a share, then Parent will not receive such fractional share but will receive the next lower whole number of Parent Share.

          11. ESCROW AGENT'S FEE. The Escrow Agent shall be entitled to compensation for its services as stated in the fee schedule attached hereto as EXHIBIT C, which compensation shall be paid by Parent. The fee agreed upon for the services rendered hereunder is intended as full compensation for the Escrow Agent's services as contemplated by this Escrow Agreement; PROVIDED, HOWEVER, that in the event that the conditions for the disbursement of the Escrow Fund under this Escrow Agreement are not fulfilled, or the Escrow Agent renders any material service not contemplated in this Escrow Agreement, or there is any assignment of interest in the subject matter of this Escrow Agreement, or any material modification hereof, or if any material controversy arises hereunder, or the Escrow Agent is made a party to any litigation pertaining to this Escrow Agreement, or the subject matter hereof, then the Escrow Agent shall be reasonably compensated for such extraordinary services and reimbursed for all costs and expenses, including reasonable attorney's fees, occasioned by any delay, controversy, litigation or event, and the same be recoverable one-half from Parent and one-half from the Stockholder Representative.

          12. NOTICES. All notices, requests, demands and other communications required or permitted hereunder shall be made in writing and shall be deemed to have been duly given and effective: (a) on the date of delivery, if delivered personally; (b) on the earlier of the fourth (4th) day after mailing or the date of the return receipt acknowledgment, if mailed, postage prepaid, by certified or registered mail, return receipt requested;
(c) on the date of delivery, if sent by facsimile, telecopy, telegraph, telex or other similar telegraphic communications equipment (provided such facsimile, telecopy, telegraph, telex or other similar telegraphic transmissions is confirmed received during normal business hours); or (d) on the date of delivery, if sent by a recognized overnight courier:

     If to the Stockholder Representative or any of the individual stockholders of the Company:

                    GCS Service, Inc.
                    191 Post Road West
                    Westport, Connecticut 06880
                    Attention:  Wesley B. Tyler
                    Fax: (203) 221-2796

               with a copy to:

                    Edwards & Angell
                    101 Federal Street
                    Boston, Massachusetts 02110-1800
                    Attention:  Lorne W. McDougall, Esq.
                    Fax:  (617) 439-4170
or to such other person or address as the stockholders of the Company shall furnish to the other parties hereto in writing in accordance with this subsection.

               If to Parent:

                    Ecolab Inc.
                    370 North Wabasha Street
                    St. Paul, Minnesota 55102
                    Attention:  Senior Vice President,
                              Corporate Planning and Development
                    Fax:  (612) 293-2573

               with copies to:

                    Ecolab Inc.
                    370 North Wabasha Street
                    St. Paul, Minnesota 55102
                    Attention:  Lawrence T. Bell, General Counsel
                    Fax:  (612) 293-2471

                         and

                    Skadden, Arps, Slate, Meagher & Flom (Illinois)
                    Suite 2100
                    333 West Wacker Drive
                    Chicago, Illinois 60606
                    Attention:  Peter C. Krupp, Esq.
                    Fax:  (312) 407-0411

or to such other person or address as Parent shall furnish to the other parties hereto in writing in accordance with this subsection.

               If to the Escrow Agent:

                    Norwest Bank Minnesota, N.A.
                    Norwest Center
                    Sixth & Marquette
                    Minneapolis, Minnesota  55479-0069
                    Attention:  Michelle Healy
                    Fax:  (612) 667-9825

or to such other address as the Escrow Agent shall furnish to the other parties hereto in writing in accordance with this subsection.

          13.  GENERAL.

               (a) EXECUTION IN COUNTERPARTS. This Escrow Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document.

               (b) WAIVERS. No waiver of any term, covenant or condition of this Escrow Agreement shall be effective unless made in a written instrument duly executed by or on behalf of the party which has the benefit of such term, covenant or condition.

               (c) AMENDMENTS. The parties may agree to the amendment or modification of this Escrow Agreement by an agreement in writing executed in the same manner as this Escrow Agreement.

               (d) ASSIGNMENT. This Escrow Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors and permitted assigns, but neither this Escrow Agreement nor any of the rights, interests or obligations hereunder shall be assigned (whether voluntarily, involuntarily, by operation of law, or otherwise) by any of the parties hereto, without the prior written consent of the other parties; PROVIDED, HOWEVER, that Parent may assign this Escrow Agreement, in whole or in any part, and from time to time, to a subsidiary or affiliate of Parent, if Parent remains bound hereby.

               (e) GOVERNING LAW. This Escrow Agreement and the legal relations among the parties hereto shall be governed by and construed in accordance with the internal substantive laws of the State of Minnesota (without regard to the laws of conflict that might otherwise apply) as to all matters, including without limitation matters of validity, construction, effect, performance and remedies.

               (f) CAPTIONS. The captions of this Escrow Agreement are for convenience of reference only and shall not affect in any manner any of the terms, covenants or conditions hereof.

               (g) INJUNCTIVE RELIEF. It is expressly agreed among the parties hereto that monetary damages would be inadequate to compensate a party hereto for any breach by any other party of its covenants and agreements herein. Accordingly, the parties agree and acknowledge that any such violation or threatened violation will cause irreparable injury to the other and that, in addition to any other remedies which may be available, such party will be entitled to injunctive relief against the threatened breach hereof or the continuation of any such breach without the necessity of proving actual damages and may seek to specifically enforce the terms hereof.

     IN WITNESS WHEREOF, the parties hereto have caused this Escrow Agreement to be duly executed as of the day and year first above written.


                                      ECOLAB INC.



                                      By:_____________________________________

                                      Title:__________________________________



                                      GCS SERVICE, INC.



                                      By:_____________________________________

                                      Title:__________________________________



                                      WESLEY B. TYLER



                                      By:_____________________________________

                                      Title:__________________________________



                                      NORWEST BANK MINNESOTA, N.A.



                                      By:_____________________________________

                                      Title:__________________________________

                                     Exhibit A

                        NOTICE OF CLAIM UNDER ESCROW AGREEMENT

                                                                         , 199__

Norwest Bank Minnesota, N.A.
Sixth & Marquette
Minneapolis, Minnesota  55479-0069
Attention:  Michelle Healy
Fax:  (612) 667-9825

_____________________________
_____________________________
_____________________________

Attention:  Wesley Tyler
Fax:_________________________

Ladies and Gentlemen:

     This Notice of Claim is being delivered pursuant to the Escrow Agreement dated as of ___________________, 1998 by and among Ecolab Inc., Wesley B. Tyler (as Stockholder Representative) and Norwest Bank Minnesota, National Association, as escrow agent.

     The basis for the claim(s) asserted by Ecolab Inc. under the Escrow Agreement and the dollar amount(s) thereof are as follows: [SPECIFY CLAIMS IN REASONABLE DETAIL] _____________________.

     The number of Escrow Shares necessary to discharge such claim(s) is________.

                                       Sincerely,

                                       ECOLAB INC.


                                       By:_____________________________________

                                       Title:__________________________________


cc:  Lorne W. McDougall
     Edwards & Angell

                                                       Exhibit B

                       REBUTTAL NOTICE UNDER ESCROW AGREEMENT

                                                                        , 199

Norwest Bank Minnesota, N.A.
Sixth & Marquette
Minneapolis, Minnesota  55479-0069
Attention:  Michelle Healy
Fax:  (612) 667-9825

Ecolab Inc.
Ecolab Center
370 North Wabasha Street
St. Paul, Minnesota 55102
Attention: Senior Vice President,
Corporate Planning and Development
Fax: 612-293-2173

Ladies and Gentlemen:

     This Rebuttal Notice is being delivered pursuant to the Escrow Agreement dated as of ________________, 1998 by and among Ecolab Inc., a Delaware corporation, Wesley B. Tyler (as Stockholder Representative) and Norwest Bank Minnesota, National Association, as escrow agent, to dispute, to the extent described below, the claims of Ecolab Inc. asserted in its Notice of Claim dated ___________________, 199__.

     The claim(s) asserted by Ecolab Inc. that are disputed by the stockholders of GCS and the basis for such dispute(s) are as follows:_____________________ [SPECIFY BASIS FOR DISPUTE(S) IN REASONABLE DETAIL]
____________________________.

                                       Sincerely,


                                       Wesley Tyler


cc:  Ecolab Inc., Attention:  General Counsel
     Peter C. Krupp, Skadden, Arps, Slate, Meagher & Flom (Illinois)

                                  [EXHIBIT D]

                  FORM OF OPINION OF INSIDE COUNSEL TO PARENT


     Based upon and subject to the foregoing and to the qualifications and limitations set forth in this letter, we are of the opinion that:

     1. Parent is a corporation validly existing and in good standing under the laws of the State of Delaware. Parent has the corporate power and corporate authority to carry on its businesses as it is now being conducted.

     2. Parent has the corporate power and corporate authority to execute and deliver the Merger Agreement and the Ancillary Agreements, and to perform any and all obligations contemplated thereby.

     3. The execution and delivery by parent of the Merger Agreement and the Ancillary Agreements and the consummation by Parent of the transactions contemplated thereby have been authorized by all requisite corporate action on the part of Parent. Each of the Merger Agreement and the Ancillary Agreements has been duly executed and delivered by Parent and is a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except that enforcement thereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect relating to or affecting creditors' rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in proceeding in equity or at law).

     4. The execution and delivery by Parent of the Merger Agreement and the Ancillary Agreements and the performance by Parent of all of its obligations under each such document in accordance with its terms, do not (i) conflict with its Certificate of Incorporation or By-Laws; (ii) constitute a violation of or default under any contract listed on Exhibit A hereto (each, an "Applicable Contract") or (iii) require the creation or imposition of any security interest or lien upon any of the property of Parent pursuant to its Certificate of Incorporation, By-Laws or any Applicable Contract.

     5. All of the Parent Shares will be, when issued in accordance with the Merger Agreement, duly authorized, validly issued, fully paid and nonassessable.

                                 Exhibit A to Opinion


1. Rights Agreement dated as of February 24, 1996 - Incorporated by reference to Exhibit (4) of the Company's Current Report on Form 8-K dated February 24, 1996.

2. Note Agreement dated as of October 1, 1991 relating to $100,000,000 9.68% Senior Notes Due October 1, 2001 between the Company and the insurance companies named therein - Incorporated by reference to Exhibit (4)F of the Company's Form 10-K Annual Report for the year ended December 31, 1991.

3. Multicurrency Credit Agreement ("Credit Agreement") dated as of September 29, 1993, as Amended and Restated as of October 17, 1997, among the Company, the financial institutions party thereto, Citibank, N.A., as Agent, Citibank International Plc, as Euro-Agent and Morgan Guaranty Trust Company of New York as Co-Agent - Incorporated by reference to Exhibit (4)A of the Company's Form 10-Q for the quarter ended September 30, 1997.

4. Australian Dollar Local Currency Addendum to the Credit Agreement - Incorporated by reference to Exhibit (4)B of the Company's Form 10-Q for the quarter ended September 30, 1997.

5. Indenture dated as of November 1, 1996 as amended and supplemented, between the Company and the First National Bank of Chicago as Trustee - Incorporated by reference to Exhibit 4.1 of the Company's Amendment No. 1 to Form S-3 filed November 15, 1996.

6. Amended and Restated Umbrella Agreement between Henkel KGaA and Ecolab Inc. dated June 26, 1991 - Incorporated by reference to Exhibit 13 of HC Investments, Inc.'s and Henkel KGaA's Amendment No. 4 to Schedule 13D dated July 16, 1991.

7. Amended and Restated Joint Venture Agreement between Henkel KGaA and Ecolab Inc. dated June 26, 1991 - Incorporated by reference to Exhibit 14 of HC Investments, Inc.'s and Henkel KGaA's Amendment No. 4 to Schedule 13D dated July 16, 1991.

8. Amended and Restated ROW Purchase Agreement between Henkel KGaA and Ecolab Inc. dated June 26, 1991 - Incorporated by reference to Exhibit (7) of the Company's Current Report on Form 8-K dated July 11, 1991.

9. Amended and Restated Stockholder's Agreement between Henkel KGaA and Ecolab Inc. dated June 26, 1991 - Incorporated by reference to Exhibit 15 of HC Investments, Inc.'s and Henkel KGaA's Amendment No. 4 to Schedule 13D dated July 16, 1991.

                       EXHIBIT E is intentionally omitted.

                                                                       ANNEX II


          262 APPRAISAL RIGHTS. (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subSection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who ha otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

               (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251 (g) of this title), Section 252, Section 254,
Section 257, Section 258, Section 263 or Section 264 of this title:

                              (1)  Provided, however, that no appraisal
     rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided m subsection (f) of Section 251 of this title.

                              (2)  Notwithstanding paragraph (1) of this
     subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

                         (i) Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

                         (ii) Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

                         (iii) Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

                         (iv) Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

                              (3)  In the event all of the stock of a
     subsidiary Delaware corporation party to a merger effected under
     Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

               (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of Its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

               (d)  Appraisal rights shall be perfected as follows:

                              (1)  If a proposed merger or consolidation
     for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include m such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and chat the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

                              (2)  If the merger or consolidation was
     approved pursuant to Section 228 or Section 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and chat appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that,
     if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective
     date of the merger or consolidation.   Any stockholder entitled to
     appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within l0 days after such effective date, provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection.
     An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice chat such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

               (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within l0 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

               (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by l or more publications at least l week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as
the Court deems advisable.   The forms of the notices by mail and by publication
shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

               (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

               (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder
entitled to an appraisal.   Any stockholder whose name appears on the list filed
by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

               (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting
corporation to the stockholders entitled thereto.   Interest may be simple or
compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

               (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees, and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

               (k)  From and after the effective date of the merger or
consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal
shall cease.   Nothwithstanding the foregoing, no appraisal proceeding in the
Court of Chancery shall be dismissed to any stockholder without approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

                              (1)  The shares of the surviving or resulting
     corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the
     surviving or resulting corporation.   (Last amended by Ch. 120, L.
     '97, eff. 7-1-97.)

                                                                Annex III



Board of Directors
GCS Service, Inc.
83 Wooster Heights Road
Danbury, CT 06810

Gentlemen:

GCS Service, Inc. (the "Company") and Ecolab, Inc. (the "Acquirer") have entered into an Agreement and Plan of Merger Among Ecolab, Inc., GCS Acquisition Corporation, GCS Service, Inc. and Wesley B. Tyler, dated the date hereof, (the "Agreement"). Pursuant to the Agreement, all the Company's outstanding common stock, $.01 per share par value per share, will be acquired by the Acquirer for $26,363,671 in shares of the Acquirer's Common Stock ("Ecolab Stock") with similar terms and conditions to its existing Common Stock, together with the associated rights to purchase shares of Series A Junior Participating Preferred Stock of the Acquirer issued pursuant to the Rights Agreement dated February 24, 1996.

You have asked us whether, in our opinion, the proposed consideration to be received by the holders of the Company's outstanding shares, taken as a whole, is fair, to such shareholders from a financial point of view. Our opinion does not address the allocation of the consideration among the shareholders of the Company, whether pursuant to the Agreement, the Company's Certificate of Incorporation or otherwise.

In arriving at the opinion set forth below, we have, among other things:

1. Reviewed the Company's financial statements and related financial information for the four fiscal years ended September 30, 1997, and the related unaudited financial information for the quarterly period ended March 31, 1998;

2. Reviewed the Acquirer's Annual Report, Form 10-K for the fiscal year ended December 31, 1997 and the Form 10-Q and the related unaudited financial information for the quarterly period ended March 31, 1998;

3. Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Company, furnished to us by the Company;

4. Conducted discussions with members of senior management and the Board of Directors of the Company concerning its business and prospects;

5. Compared the Company's contemplated transaction with that of certain other transactions which we deemed to be reasonably similar;

Board of Directors
Page 2

6.   Reviewed the Agreement dated as of May 12, 1998;

7. Reviewed the draft of Wesley B. Tyler's Employment contract appended to the Agreement dated May 12, 1998 and the draft of the Stay and Pay Agreements of Sam Mazzilli and James Rowland;

8. Reviewed the Restated Certificate of Incorporation of Ecolab, Inc. dated October 22, 1997;

9. Reviewed such other financial information and analysis and performed such other investigations and took into account such other matters as we deemed appropriate, including our assessment of general economic, market, monetary and other conditions as they exist on the date hereof and further including our review certain financial information provided by the Company's independent auditors.

In preparing our opinion, we have relied on and assumed the accuracy and completeness of all information supplied or otherwise made available to us by the Company. We have not independently verified any such information or assumptions, including financial forecasts, or undertaken (and have assumed no responsibility to undertake), and have not been provided with, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company and the Acquirer and have assumed that all assets or liabilities (contingent or otherwise, known or unknown) of the Company and the Acquirer are as set forth in their respective consolidated financial statements. With respect to the financial forecasts furnished by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company. Our opinion is based upon regulatory, general economic, market and monetary conditions existing on the date hereof.

Our opinion set forth below is directed to the Board of Directors of the Company and does not constitute a recommendation to any shareholder of the Company with respect to the approval of the transactions contemplated by the Agreement. Our opinion does not address the relative merits of the transaction and any other transactions or business strategies discussed by the Board of Directors of the Company as alternatives to the transaction or the decision of the Board of Directors of the Company to proceed with the transaction. This letter is for the information of the Board of Directors of the Company only in connection with its consideration of the Agreement and is not to be reproduced, summarized, quoted or referred to, in whole or in part, except in the proxy statement, S-4, and other document prepared in connection with the transactions contemplated by the Agreement, nor shall this letter be used for any other purposes or publicly disclosed except as provided, without our prior written consent.

Board of Directors
Page 3


We have acted as financial advisor to the Board of Directors of the Company in connection with the transaction contemplated by the Agreement and will receive a fee for our services. None of Carter Capital Corporation's employees have any past, present, prospective, direct, or indirect interest in the stock of the Company. Further, the compensation for this opinion is neither based upon nor contingent upon the conclusion reported.

On the basis of, and subject to the foregoing, we are of the opinion that the proposed stock consideration to be received by the Company's stockholders, taken as a whole, is fair to such stockholders from a financial point of view.

Very Truly Yours,

CARTER CAPITAL CORPORATION


_________________________________

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
GCS Service, Inc.:

We have audited the accompanying balance sheets of GCS Service, Inc. as of September 30, 1996 and 1995, and the related statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GCS Service, Inc. as of September 30, 1996 and 1995 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Stamford, Connecticut                                  KPMG Peat Marwick LLP
December 12, 1996

                                GCS SERVICE, INC.

                                 Balance Sheets

                           September 30, 1996 and 1995


                  ASSETS                                     1996             1995
                                                             ----             ----
Current assets
   Cash                                                 $   498,509          415,783
   Trade accounts receivable, less allowance
     for doubtful accounts of $354,028 for 1996 and
     $353,825 for 1995                                    5,502,691        5,429,733
   Inventory, net                                         5,436,021        4,197,463
   Deferred income taxes                                    324,000          403,000
   Prepaid income taxes                                     110,056           61,019
   Prepaid expenses and other current assets                129,934          445,999
                                                       ------------      -----------
             Total current assets                        12,001,211       10,952,997

Property and equipment, net                               1,083,796        1,051,627

Other assets:
   Deferred income taxes                                    570,000          469,000
   Security deposits and other                              114,409          137,277
   Note receivable                                          250,000             --
                                                       ------------      -----------
                                                        $14,019,416       12,610,901
                                                       ------------      -----------
                                                       ------------      -----------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
   Accounts payable                                       2,143,540        2,427,953
   Accrued expenses                                       1,487,746        1,564,632
   Current portion of long-term debt                        602,868          435,855
                                                       ------------      -----------
             Total current liabilities                    4,234,154        4,428,440

Long-term liabilities
   Long-term debt, net of current portion                 5,313,824        4,947,812
   Deferred compensation                                    925,000          770,000
                                                       ------------      -----------
             Total liabilities                           10,472,978       10,146,252
                                                       ------------      -----------
                                                       ------------      -----------

Stockholders' equity:
   Common stock, par value $.01; 500,000 share;
     authorized; 332,936 and 328,261 shares issued,
     and 151,786 and 282,729 shares outstanding at
     September 30, 1996 and September 30, 1995,
     respectively                                             3,330            3,283
   Additional paid in capital                               150,347           70,265
   Retained earnings                                      4,772,022        7,209,297
   Investment in parent corporation                             --        (3,438,935)
                                                       ------------      -----------
                                                          4,925,699        3,843,910
   Less:  treasury stock, at cost                        (1,379,261)      (1,379,261)
                                                       ------------      -----------
             Total stockholders' equity                   3,546,438        2,464,649
                                                       ------------      -----------
                                                        $14,019,416       12,610,901
                                                       ------------      -----------
                                                       ------------      -----------

See accompanying notes to financial statements.

                                GCS SERVICE, INC.

                              Statements of Income

                     Years ended September 30, 1996 and 1995


                                                  1996                    1995
                                                  ----                    ----
Sales                                          $43,533,930              41,138,935
Cost of sales                                   27,834,718              26,570,882
                                              ------------             -----------
      Gross profit                              15,699,212              14,568,053

Selling, general and administrative expenses    13,379,703              13,093,771
                                              ------------             -----------

      Income from operations                     2,319,509               1,474,282

Interest expense                                   511,983                 131,402
                                              ------------             -----------

      Income before provision
          for income taxes                       1,807,526               1,342,880

Provision for income taxes                         805,866                 554,116
                                              ------------             -----------
      Net income                                $1,001,660                 788,764
                                              ------------             -----------
                                              ------------             -----------


See accompanying notes to financial statements.

                                        GCS SERVICE, INC.

                                        GCS SERVICE, INC.

                              Statements of Stockholders' Equity

                            Years ended September 30, 1996 and 1995


                                    Common stock         Additional                  Investment                        Total
                                   $.01 par value         paid-in      Retained       in parent      Treasury       stockholders'
                               Shares        Amount       capital      earnings      corporation       stock           equity
                               ------        ------     ------------   ---------    ------------     --------       -------------

Balance, September 30, 1994    328,261       $ 3,283      70,265        6,420,533      (498,638)      (533,078)       5,462,365

Net income                          --            --         --           788,764            --             --          788,764
Purchase of stock from
  stockholder                       --            --         --              --              --       (846,183)        (846,183)
                                                                                     ----------
Purchase of common stock
  of parent corporation             --            --         --              --      (2,940,297)            --       (2,940,297)
                              ----------    ----------   --------      ----------    ----------      ---------       ----------

Balance, September 30, 1995    328,261         3,283      70,265        7,209,297    (3,438,935)   (1,379,261)        2,464,649
                              ----------    ----------   --------      ----------    ----------      ---------       ----------

Net income                          --            --          --        1,001,660           --            --          1,001,660
Common stock issued              4,675            47      80,082              --            --            --             80,129
Investment in Parent
  Corporation                       --            --          --       (3,438,935)    3,438,935           --                --
                              ----------    ----------   --------      ----------    ----------      ---------       ----------
Balance, September 30, 1996    332,936        $3,330     150,347        4,772,022           --     (1,379,261)        3,546,438
                              ----------    ----------   --------      ----------    ----------      ---------       ----------
                              ----------    ----------   --------      ----------    ----------      ---------       ----------

See accompanying notes to financial statements.

                                GCS SERVICE, INC.

                            Statements of Cash Flows

                       Years ended September 30, 1996 and 1995
                       Represents increases (decreases) in cash
                              and cash equivalents.

                                                      1996             1995
                                                      ----             ----
Cash flows from operating activities:
   Net income                                       $1,001,660        788,764
   Adjustments to reconcile net income to
     net cash (used by) provided by
     operating activities:
        Depreciation and amortization                  371,168        285,277
        Common stock issued in lieu of cash
          for employment services                       80,082            --
        Deferred income taxes                          (22,000)      (313,000)
        Changes in assets and liabilities:
          Trade accounts receivable, net               (72,958)      (321,624)
          Inventory                                 (1,238,558)      (715,940)
          Prepaid income taxes                         (49,037)        46,799
          Prepaid expenses and other current assets    316,065       (352,674)
          Security deposits                             22,868        (66,453)
          Accounts payable and accrued expenses       (361,299)     1,510,168
          Deferred compensation                        155,000         77,500
                                                  ------------    -----------
            Net cash provided by
              operating activities                     202,991        938,817
                                                  ------------    -----------

Cash flows from investing activities:
   Capital expenditures                               (168,718)      (799,157)
                                                  ------------    -----------
            Net cash used in investing activities     (168,718)      (799,157)
                                                  ------------    -----------

Cash flows from financing activities:
   Repayments of long-term debt                     (1,366,594)      (397,120)
   Proceeds from issuance of long-term debt          1,665,000        571,246
   Proceeds from issuance of common stock                   47             --
   Note receivable                                    (250,000)            --
                                                  ------------    -----------
            Net cash provided by financing
                activities                              48,453        174,126
                                                  ------------    -----------
            Net change in cash                          82,726        313,786

Cash at beginning of year                              415,783        101,997
                                                  ------------    -----------

Cash at end of year                                   $498,509        415,783
                                                  ------------    -----------
                                                  ------------    -----------

Supplemental disclosures of cash
     flow information:
   Cash paid during the period for:
    Interest                                          $511,983        131,402
                                                  ------------    -----------
                                                  ------------    -----------

    Income taxes                                      $876,903        819,317
                                                  ------------    -----------
                                                  ------------    -----------


See accompanying notes to financial statements.

                                GCS SERVICE, INC.

                          Notes to Financial Statements

                           September 30, 1996 and 1995

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a.   DESCRIPTION OF BUSINESS

          GCS Service, Inc. (the Company) services, repairs and sells parts for commercial cooking and refrigeration equipment, primarily to restaurants and institutional kitchens.

          During 1996, the Company completed a merger with its parent company, Tyfam, Inc. (Tyfam). As a result of the transaction, Tyfam merged with and into the Company with the Company remaining as the surviving corporation. Tyfam's ownership in the Company which was 83.2% prior to the transaction, was distributed proportionately to stockholders of the Company's stock based upon those stockholders' direct ownership of Tyfam. The interest in Tyfam previously owned by the Company, with a carrying value at September 30, 1995 of $3,438,935, was recorded as a reduction to retained earnings.

          Upon completion of this transaction, there was no change in the Company's ownership percentages.

     b.   INVENTORY

          Inventory consists of replacement parts for gas, electric and steam operated cooking equipment and refrigeration equipment. Inventories are stated at cost or market, whichever is lower. Cost is determined using the first-in, first-out method for all inventories.

     c.   PROPERTY, EQUIPMENT AND DEPRECIATION

          Property and equipment are stated at cost. Plant and equipment under capital leases are stated at the present value of minimum lease payments at the inception of the lease.

          Depreciation on plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets. Equipment held under capital leases and leasehold improvements are amortized straight-line over the shorter of the lease term or estimated useful life of the asset.

     d.   INCOME TAXES

          The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (Statement 109). Under this method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.


          Deferred income taxes have been provided for temporary differences primarily attributable to reporting of depreciation, inventory reserves, the allowance for doubtful

                                GCS SERVICE, INC.

          accounts, deferred compensation, self-insurance reserves, and certain liabilities differently for tax as compared to financial reporting.

          Valuation allowances are established. when necessary, to reduce deferred tax assets to amounts that are more likely than not to be realized.

     e.   USE OF ESTIMATES

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     f.   RECLASSIFICATIONS

          Certain prior year balances have been reclassified to conform to the 1996 presentation.

2.   PROPERTY AND EQUIPMENT

     Components of property and equipment are:

                                                    1996                   1995
                                                    ----                   ----
     Real estate                             $    528,468                528,468
     Leasehold improvements                       938,103                747,111
     Transportation equipment                      25,160                 25,160
     Machinery and equipment                    2,935,975              2,723,630
                                             ------------           ------------
                                                4,427,706              4,024,369

     Accumulated depreciation                  (3,343,910)            (2,972,742)
                                             ------------           ------------
                                             $  1,083,796              1,051,627
                                             ------------           ------------
                                             ------------           ------------

3.   RELATED PARTY TRANSACTION

     The Company's note receivable is with a principal stockholder of the Company. The amount is unsecured and bears interest at 7%. Principal and interest payments are due semi-annually through August 30, 1999. The carrying amount of the note receivable approximates fair value.

                                GCS SERVICE, INC.

4.   EMPLOYEE BENEFIT PLAN

     The Company has a profit-sharing (401k) plan which allows employees to contribute between 1% and 20% of their compensation, up to specific maximum limits. The Company makes matching contribution, equal to 50% of the first $1,500 of a participant's contribution. The Company may also make additional contributions at its discretion. Plan expense was $232,127 and $200,200 for the years ended September 30, 1996 and 1995, respectively.

5.   LONG-TERM DEBT

     The Company's long-term debt at September 30, 1996 and 1995 is as follows:



                                                                     1996           1995
                                                                     ----           ----
     Note payable to former officer - $55,181 payable
        monthly, including interest  at 10% to May 2003             $3,212,795      3,535,934

     Revolving line of credit - the principal balance
        of which is due June 1999, interest is payable
        monthly at 1/4% above the bank's prime rate
        (8.25% and 8.75% at September 30, 1996 and
        September 30, 1995, respectively)                            2,300,000      1,410,000

     Capitalized equipment lease - payable in monthly
        installments of $18,881 ($11,843 at September 30,
        1995) including interest at varying rates from
        7.08% to 18.7% to December 1998                                383,113        388,341

     Notes issued in connection with acquisition of a
        business - $1,833 payable monthly including interest
        at 10% to February 1997; collateralized by certain
        inventory and equipment                                          8,844         37,452

     Other                                                              11,940         11,940
                                                                  ------------    -----------
                                                                     5,916,692      5,383,667

     Less current portion                                             (602,868)      (435,855)
                                                                  ------------    -----------

     Noncurrent portion                                             $5,313,824      4,947,812
                                                                  ------------    -----------
                                                                  ------------    -----------

     The Company has a $4,550,000 bank revolving line of credit and term loan which is secured by the Company's inventory and receivables. The agreement requires the Company to maintain minimum working capital, tangible net worth and debt ratios. It also restricts new borrowings, payment of dividends and redemption and issuances of capital stock in excess of $150,000 per year. Borrowings under this revolving line of credit are based on and collateralized by eligible accounts receivable and inventory and are guaranteed by the principal stockholder of the Company.

     As of September 30, 1995, the Company was in violation of a working capital covenant, which was subsequently amended.

                                GCS SERVICE, INC.

     The Company had $2,250,000 and $3,130,000 unused at September 30, 1996 and September 30, 1995, respectively under this credit facility which also reflects an outstanding stand-by letter of credit of $10,000.

     Certain other borrowings are collateralized by the Company's inventory and receivables.

     At September 30, 1996, the future aggregate annual principal payments of long-term debt are as follows:


                 1997                                   $       602,868
                 1998                                           536,125
                 1999                                         2,739,883
                 2000                                           481,268
                 2001                                           531,663
                 Thereafter                                   1,024,885
                                                          -------------

                        Total                           $     5,916,692
                                                          -------------
                                                          -------------

     The carrying amount of debt approximates fair value.

     Interest expense was $511,983 and $131,402 for the years ended September 30, 1996 and l995, respectively.

                                GCS SERVICE, INC.

6.   INCOME TAX

     Income tax expense (benefit) is summarized below:


                                                      1996                 1995
                                                     ------               -----
             Current:
                 Federal                             $  623,958            679,116
                 State                                  203,908            188,000
                                                      ---------          ---------
                       Total current                    827,866            867,116
                                                      ---------          ---------
             Deferred:
                 Federal                                (17,000)          (265,000)
                 State                                   (5,000)           (48,000)
                                                      ---------          ---------
                       Total deferred                   (22,000)          (313,000)
                                                      ---------          ---------
                                                     $  805,866            554,116
                                                      ---------          ---------
                                                      ---------          ---------



       The components of the net deferred tax assets as of September 30, 1996 and 1995 are as follows:

                                                         1996                1995
                                                       --------             ------
             Deferred tax assets:
                Property, plant and equipment           $ 194,000            217,000
                Deferred compensation                     376,000            360,000
                Allowance for doubtful accounts           144,000            144,000
                Inventories                               122,000            105,000
                Other accrued liabilities                  58,000             57,000
                 Incurred but not reported claims             --              13,000
                                                     ------------          ---------
                                                          894,000            896,000
             Deferred tax liabilities:
                 Prepaid expenses                             --             (24,000)
                                                     ------------          ---------
             Net deferred tax asset                     $ 894,000            872,000
                                                     ------------          ---------
                                                     ------------          ---------

       In assessing the realizability of deferred tax assets, management considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and opportunities for carrybacks. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income, carryback opportunities and tax planning strategies in making this assessment. Based upon the results of operations of the current period and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these temporary deductible differences.

       A reconciliation of the statutory federal income tax rate and the effective income tax rate follows:

                                                            1996          1995
                                                            ----          ----
        Statutory federal rate                              34.0%         34.0%
        State income tax, net of federal benefit             6.8           6.9
        Other, net                                           3.8            .4
                                                          ------       -------

                                                            44.6%         41.3%
                                                          ------       -------
                                                          ------       -------


7.   COMMITMENTS



     (a)  LEASE OBLIGATIONS

The Company leases office space and vehicles under operating leases.

Future minimum lease payments under noncancellable operating leases with an initial term of one year or more at September 30, 1996 are as follows:



YEAR ENDING SEPTEMBER 30,                  OFFICE SPACE             VEHICLES
-------------------------                  ------------             --------
        1997                               $  670,180                697,110
        1998                                  540,686                481,250
        1999                                  483,035                185,161
        2000                                  262,741                     --
        2001                                  117,468                     --
        Thereafter                            120,158                     --
                                           ------------         ------------
        Total                              $2,194,268            $ 1,363,521
                                           ------------         ------------
                                           ------------         ------------


Rent expense for the years ended September 30, 1996 and 1995 totaled approximately $765,732 and $753,688 and $1,027,806 and $1,002,941 for office space and vehicles, respectively.


     (b)   CONSULTING AGREEMENT

In connection with the acquisition of a business, the Company entered into an agreement with a stockholder of the acquired business which provides for annual consulting fees of $43,600 to March 1997.

     (c)   DEFERRED COMPENSATION

The employment contract of the Chairman of the Board provides upon his death, lifetime survivor's benefits to his spouse, in an amount equal to two-thirds of his present annual salary. The present value of the actuarially computed amount of the anticipated benefit is being provided over the remaining expected employment period of the Chairman.


8.   TREASURY STOCK AND INVESTMENT IN PARENT COMPANY

     During 1995, the Company entered into an agreement to repurchase all of the common stock held by Barton Tyler (the former president of the Company) in the Company and Tyfam, Inc. The negotiated cost to the Company of the repurchase was $3,786,480, $846,183 of which was allocated to Barton Tyler's common stock holdings in the Company and is recorded in Treasury Stock, and $2,940,297 allocated to his common stock owner ship in Tyfam, Inc. which was reflected in Investment in Parent Corporation at September 30, 1995. The stock purchase agreement required the Company to make a $150,000 initial payment followed by monthly payments of $55,181 (which includes principal and interest) for a period of eight years commencing on June l, 1995 (see note 5).

                                     PART II

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Subsection (a) of Section 145 of the General Corporation Law of Delaware ("DGCL") empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent or another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

         Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth, above against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

         Section 145 further provides that, to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding refereed to in referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the scope of indemnification extends to directors, officers, employees or agents of a constituent corporation absorbed in a consolidation or merger and persons serving in that capacity at the request of the constituent corporation for another. Section 145 also empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against or incurred by such person in any such capacity or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under
Section 145, including liabilities under the Securities Act.

         Article V of Ecolab's By-Laws provides for indemnification of Ecolab's officers and directors to the full extent allowed by Delaware law.

         In addition, Article IV of Ecolab's Restated Certificate of Incorporation provides that Ecolab's directors do not have personal liability to Ecolab or its stockholders for monetary damages for any breach of their fiduciary duty as directors, except (i) for a breach of the duty of loyalty;
(ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of the law; (iii) for willful or negligent violations of certain provisions under the DGCL imposing certain requirements with respect to stock repurchases, redemptions and dividends, or (iv) for any transaction from which the director derived an improper personal benefit. Subject to these exceptions, under Article IV, directors do not have any personal liability to Ecolab or its stockholders for any violation of their fiduciary duty.

         Ecolab has directors and officers liability insurance which protects each director or officer from certain claims and suits, including stockholder derivative suits, even where the director may be determined to not be entitled to indemnification under the DGCL and claims and suits arising under the Securities Act. The policy may also afford coverage under circumstances where the facts do not justify a finding that the director or officer acted in good faith and in a manner that was in or not opposed to the best interests of Ecolab.

         Ecolab has entered into indemnification agreements with each of its directors (the "Indemnification Agreements"). The Indemnification Agreements provide for the prompt indemnification "to the fullest extent permitted by law" and for the prompt advancement of expenses, including attorneys' fees and other costs, expenses and obligations paid or incurred in connection with investigating, defending, being a witness or participating in (including on appeal) any threatened, pending or completed action, suit or proceeding related to the fact that such director is or was a director, officer, employee, trustee, agent or fiduciary of Ecolab or is or was serving at the request of Ecolab as a director, officer, employee, trustee, agent or fiduciary of another corporation, partnership, joint venture, employee benefit plan trust or other enterprise, or by reason of anything done or not done by a director in any such capacity. The Indemnification Agreements further provide that Ecolab has the burden of proving that a director is not entitled to indemnification in any particular case.

         The foregoing represents a summary of the general effect of the DGCL, Ecolab's By-Laws and Restated Certificate of Incorporation, Ecolab's directors and officers liability insurance coverage and the Indemnification Agreements for purposes of general description only.

ITEM 21. EXHIBITS

2. Agreement and Plan of Merger, dated May 12, 1998, between the Registrant, GCS Acquisition Corporation, GCS Service, Inc. and Wesley B. Tyler. (Included as Annex I to the Proxy Statement/Prospectus contained in this Registration Statement)

5.1 Opinion and Consent of Kenneth A. Iverson, Esq., Vice President and Secretary, Ecolab Inc.

15.1 Letter of Coopers & Lybrand L.L.P. regarding unaudited interim financial information.

23.1 Consent of KPMG Peat Marwick LLP.

23.2 Consent of Coopers and Lybrand L.L.P.

23.3 Consent of KPMG Deutsche Treuhand - Gessellschaft Aktiengesellschaft Wirtschaftsprufungsgesellschaft

23.4 Consent of Kenneth A. Iverson, Esq. (Included in Exhibit 5 to this Registration Statement and incorporated herein by reference)

24   Powers of Attorney.

99   Form of Proxy Card of GCS Service, Inc.

All exhibits are filed herewith.

ITEM 22.  UNDERTAKINGS

      The undersigned Registrant hereby undertakes:

         1. That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         2. That, prior to any public reoffering of the securities registered hereunder through use of a Proxy State ment/Prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering Proxy State ment/Prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

         3. That every Proxy Statement/Prospectus (i) that is filed pursuant to the immediately preceding paragraph or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         4. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 20 above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         5. To respond to requests for information that is incorporated by reference into the Proxy Statement/Prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

         6. To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Paul, State of Minnesota.

Dated: June 2, 1998
                                   ECOLAB INC.


                                   By:  /s/ ALLAN L. SCHUMAN
                                        --------------------
                                        Allan L. Schuman
                                        President and Chief Executive Officer


                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


SIGNATURE                                TITLE                             DATE

/s/ ALLAN L. SCHUMAN                     President and Chief Executive     June 2, 1998
----------------------------             Officer (Principal Executive
Allan L. Schuman                         Office and Director)


/s/ MICHAEL E. SHANNON                   Chairman of the Board, Chief      June 2, 1998
----------------------------             Financial and Administrative
Michael E. Shannon                       Officer (Principal Financial
                                         Officer and Director)


/s/ ARTHUR E. HENNINGSEN, JR.            Senior Vice President and         June 2, 1998
-----------------------------            Controller (Principal
Arthur E. Henningsen, Jr.                Accounting Officer)


/s/ KENNETH A. IVERSON                   Directors                         June 2, 1998
-----------------------------
Kenneth A. Iverson,
as attorney-in-fact for
Les S. Biller, Ruth S. Block,
James J. Howard, Joel W.
Johnson, Jerry W. Levin,
Reuben F. Richards, Richard L. Schall,
Roland Schulz, Philip L.
Smith, Hugo Uyterhoeven and
Albrecht Woeste


                                  EXHIBIT INDEX

1 Agreement and Plan of Merger, dated May 12, 1998, between the Registrant, GCS Acquisition Corporation, GCS Service, Inc. and Wesley B. Tyler. (Included as Annex I to the Proxy Statement/Prospectus contained in this Registration Statement)

5.1 Opinion and Consent of Kenneth A. Iverson, Esq., Vice President and Secretary, Ecolab, Inc.

15.1 Letter of Coopers & Lybrand L.L.P. regarding the unaudited interim financial information

23.1 Consent of KPMG Peat Marwick LLP.

23.2 Consent of Coopers & Lybrand L.L.P.

23.3 Consent of KPMG Deutsche Truehand-Gessellschaft Aktiengesellschaft Wirtschaftsprufungsgesellschaft

23.4 Consent of Kenneth A. Iverson, Esq. (Included in Exhibit 5 to this Registration Statement and incorporated herein by reference)

24   Powers of Attorney

99   Form of Proxy Card of GCS Service, Inc.

All exhibits are filed herewith.